WOLVERINE WORLD WIDE, INC.

ANNUAL REPORT 2010


11005312



in step

with the world


BATES

CAT




Chaco


cushe

HARLEY-DAVIDSON FOOTWEAR

Hush Puppies

MERRELL

patagonia footwear

SEBAGO

WOLVERINE


MERRELL



















Wolverine World Wide, Inc.
is a leading global marketer of branded footwear, apparel and accessories.


$ 1,220.6
$ 1,101.1
$ 1,248.5
2008
2009
2010
REVENUE
(in millions)
$ 1.90
$ 1.77*
$ 2.17*
2008
2009
2010
DILUTED
EARNINGS
PER SHARE

The Company's vision is to excite consumers around the world with innovative footwear and apparel that bring style to purpose. We are committed to designing products that meet the needs of our consumers, provide exceptional performance and reflect each brand's unique point of view.

In 2010, the pursuit of our vision led to consumers purchasing nearly 50 million units of branded footwear or apparel.

Adjusted for non-recurring restructuring and other transition charges of $0.06 per diluted share in 2010 and $0.53 per diluted share in 2009.

BATES

CAT


Chaco


cushe

HARLEY-DAVIDSON
FOOTWEAR

Hush Puppies

MERRELL

patagonia
footwear

SEBAGO

WOLVERINE

WOLVERINE WORLD WIDE, INC.

fast facts

- Wolverine World Wide has 12 dynamic, diverse lifestyle brands in its portfolio:
  - Bates®
  - Cat® Footwear
  - Chaco®
  - Cushe®
  - Harley-Davidson® Footwear
  - Hush Puppies®
  - HyTest®
  - Merrell®
  - Patagonia® Footwear
  - Sebago®
  - SoftStyle®
  - Wolverine®
- Global since 1959, the Company's brands are currently marketed in more than 190 countries or territories around the world.
- The Company delivered exceptional organic growth in 2010, as every major brand grew both its revenue and profit.
- A well-balanced global company, 64% of the Company's nearly 50 million units of footwear or apparel were marketed outside of the United States.
- Wolverine World Wide and its employees are dedicated to community. During 2010, the Company, its associates and the Wolverine World Wide Foundation contributed thousands of volunteer hours and nearly $1.6 million to charitable organizations.

in step

with the world

WOLVERINE WORLD WIDE, INC.

in step with the world

EXCITE CONSUMERS AROUND THE WORLD WITH INNOVATIVE FOOTWEAR AND APPAREL THAT BRING STYLE TO PURPOSE.

9341 Courtland Drive, N.E.
Rockford, Michigan 49351
616.866.5500
www.wolverineworldwide.com

SEBAGO®

The Sebago® pioneering spirit holds firm as we continue to celebrate the traditions and skills handed down from generation to generation — drawn from our New England heritage of craftsmanship and marine performance. From our iconic Sebago Docksides™ boat shoe to sailing performance gear to our popular footwear collaborations, Sebago continues to innovate while maintaining its authenticity.





Cat® Footwear is a global lifestyle brand with a heavy equipment heritage that is reflected in work and lifestyle footwear for men, women and kids. Distributed in more than 143 countries worldwide, Cat Footwear is Forged by Work, Driven by Life.

HARLEY-DAVIDSON®
FOOTWEAR

Harley-Davidson® Footwear embodies the spirit of the open road. Harley-Davidson Footwear has a global presence and markets both functional riding and fashion footwear to men and women.



Like the men and women the brand serves, Bates® is also committed to delivering the best. A leading maker of quality boots and shoes for those in uniform, Bates' commitment is heartfelt and hard-earned — evident in the technologies the brand pioneers and visible in the quality footwear the brand designs.



WOLVERINE WORLD WIDE, INC.

brand portfolio

BATES

CAT

Chaco

cushe

HARLEY-DAVIDSON FOOTWEAR

Hush Puppies

MERRELL

patagonia footwear

SEBAGO

WOLVERINE





Patagonia is a conscientious outdoor brand that uses business to inspire solutions to environmental issues. Patagonia® Footwear has embraced the Patagonia® brand mantra by developing the best footwear that causes the least amount of environmental harm, and applies this commitment from design to delivery.
patagonia®
footwear
cushe®
Cushe® is a laid-back brand that creates fresh and exciting products. The brand's designs are "in the moment" and influenced by the world around us. Cushe strives to be the unconventional choice for everyday life.

Chaco

Originating as a river guide's seasonal shoe, Chaco® has always been fit for adventure. Chaco is now emerging from the water to offer a year-round program of shoes that follow the "healthy feet, healthy body" mantra, inspiring a pure connection to the product and the earth where we adventure.


R3 XAX

For more than 125 years, hard-working Americans have depended on Wolverine®. Whether working, hunting or exploring, Wolverine embraces a rugged approach to the outdoors and is a true industry leader, delivering innovative footwear and apparel that is built for performance, comfort and durability.

WOLVERINE®



Since it created America's first casual shoe in 1958, Hush Puppies® has always defined cool, casual style and unprecedented comfort. Today, Hush Puppies is one of the world's most popular casual footwear brands, with over 18 million pairs sold last year in 142 countries. Since the beginning, the highly-recognizable, beloved basset hound icon has embodied the easygoing nature that is Hush Puppies.

Hush Puppies®




MERRELL

Merrell® is a recognized leader in product design and innovation. With some of the best footwear and apparel for on and off the trail, Merrell seeks "to inspire the outdoor athlete in everyone with products at the horizon of performance and style."




WOLVERINE


SEC MAIL
RECEIVED
PROCESSING
MAR 11 2011
WASH., D.C.
211
SECTION

Notice of 2011 Annual Meeting of Stockholders and Proxy Statement

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on April 21, 2011.

Wolverine's Proxy Statement for the 2011 Annual Meeting of Stockholders and the Annual Report to Stockholders for the fiscal year ended January 1, 2011, are available at www.wolverineworldwide.com/2011annualmeeting.



IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m., Eastern Daylight Time, on April 20, 2011.



Vote by Internet

- Log on to the Internet and go to **www.investorvote.com/www**
- Follow the steps outlined on the secured website.



Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3 and FOR 3 YRS on Proposal 4.

+

1. Election of Directors:

Nominee	For	Withhold
01 - William K. Gerber	☐	☐
02 - Blake W. Krueger	☐	☐
03 - Michael A. Volkema	☐	☐

Proposal	For	Against	Abstain
2. Proposal to ratify the appointment of Ernst & Young LLP as independent auditors for fiscal year 2011.	☐	☐	☐
3. An advisory resolution on executive compensation.	☐	☐	☐

Proposal	3 Yrs	2 Yrs	1 Yr	Abstain
4. An advisory vote on the frequency of future advisory votes on executive compensation.	☐	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

IMPORTANT - Please sign exactly as your name(s) appears on this Proxy. When signing on behalf of a corporation, partnership, estate or trust, indicate title or capacity of person signing. **If shares are held jointly, each holder must sign.**

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

1 U P X WWWI1 +

01AFYB

112411_MORE_BLANKS_1_37171540/000003/000003/i

WOLVERINE WORLD WIDE, INC.

9341 Courtland Drive, N.E.
Rockford, Michigan 49351

Wolverine World Wide, Inc. will be holding its Annual Meeting of Stockholders on April 21, 2011. The enclosed Notice of 2011 Annual Meeting of Stockholders provides information regarding the matters that are expected to be voted on at the meeting. Your vote is important to us. Even if you plan to attend the meeting, please read the enclosed materials and vote through the Internet, by telephone or by mailing the Proxy Card below.

Telephone and Internet Voting.
On the reverse side of this card are instructions on how to vote through the Internet or by telephone. Please consider voting through one of these methods. Your vote is recorded as if you mailed in your Proxy. We believe voting through the Internet or by telephone is convenient, and it also saves money.

Thank you in advance for your participation in our 2011 Annual Meeting.

Wolverine World Wide, Inc.

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼


WOLVERINE®
WORLD WIDE

Proxy — WOLVERINE WORLD WIDE, INC.

This proxy is solicited on behalf of the Board of Directors

The undersigned stockholder hereby appoints Blake W. Krueger and Donald T. Grimes, and each of them, each with full power of substitution, as proxies to represent the undersigned stockholder and to vote all shares of Common Stock of Wolverine World Wide, Inc. that the stockholder would be entitled to vote on all matters that properly come before the Annual Meeting of Stockholders to be held at the Company's headquarters located at 9341 Courtland Drive N.E., Rockford, Michigan, 49351, on Thursday, April 21, 2011, at 10 a.m. Eastern Daylight Time, and any adjournment of that meeting.

If this Proxy is properly executed, the shares represented by this Proxy will be voted as specified. If no specification is made, the shares represented by this Proxy will be voted for the election of all nominees named on this Proxy as directors, for approval of Proposals 2 and 3 identified on this Proxy and for three years with respect to Proposal 4 identified on this Proxy. The shares represented by this Proxy will be voted in the discretion of the proxies on any other matters that may properly come before the meeting.

PLEASE DO NOT VOTE BY MORE THAN ONE METHOD. THE LAST VOTE RECEIVED WILL BE THE OFFICIAL VOTE.
DO NOT RETURN THIS PROXY IF YOU ARE VOTING BY THE INTERNET OR BY TELEPHONE.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)


WOLVERINE

Wolverine World Wide, Inc.
9341 Courtland Drive, N.E.
Rockford, Michigan 49351

March 11, 2011

Dear Stockholder,

You are invited to attend the 2011 Annual Meeting of Stockholders which will be held on Thursday, April 21, 2011, at the Company's headquarters in Rockford, Michigan.

The annual meeting will begin with an introduction of management attendees and directors, followed by voting on the matters set forth in the accompanying notice of annual meeting and proxy statement and any other business matters properly brought before the meeting. The meeting will adjourn for a presentation on the Company's business operations, and then resume for a report on the voting.

Whether or not you plan to attend, you can ensure that your shares are represented at the meeting by promptly voting and submitting your proxy by telephone or by Internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope.

Sincerely,

Blake Krueger

Blake W. Krueger
Chairman

CONTENTS

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

10:00 a.m., April 21, 2011
Wolverine World Wide, Inc.
9341 Courtland Drive, N.E.
Rockford, Michigan 49351

March 11, 2011

To our Stockholders:

We invite you to attend Wolverine's Annual Meeting of Stockholders at Wolverine's headquarters located at 9341 Courtland Drive, N.E., Rockford, Michigan, on Thursday, April 21, 2011, at 10:00 a.m. Eastern Daylight Time. The annual meeting will begin with an introduction of management attendees and directors, after which stockholders will:

(1) vote on the election of the three director nominees named in the proxy statement for three-year terms expiring in 2014;

(2) vote on the ratification of the Audit Committee's appointment of Ernst & Young LLP as the Company's independent auditor for the fiscal year 2011;

(3) vote on an advisory resolution approving compensation for the Company's named executive officers;

(4) vote on how frequently the Company should seek future advisory votes on compensation of its named executive officers; and

(5) transact other business that may properly come before the meeting.

The meeting will adjourn for a presentation on the Company's business operations, then resume for a report on the voting results. You can vote at the meeting and any adjournment of the meeting if you were a stockholder of record on March 1, 2011.

By Order of the Board of Directors

Kenneth A. Grady

Kenneth A. Grady, *Secretary*

PROXY STATEMENT

Wolverine World Wide, Inc.
9341 Courtland Drive, N.E.
Rockford, Michigan 49351

We are furnishing you this proxy statement and enclosed proxy card in connection with the solicitation of proxies by the Board of Directors of Wolverine World Wide, Inc. to be used at the Annual Meeting of Stockholders of the Company. Distribution of this proxy statement and enclosed proxy card to stockholders is scheduled to begin on or about March 11, 2011.

You can ensure that your shares are voted at the meeting by submitting your instructions by telephone or by Internet, or by completing, signing, dating and returning your proxy form in the enclosed envelope. Submitting your instructions or proxy by any of these methods will not affect your right to attend and vote at the meeting. We encourage stockholders to submit proxies in advance. A stockholder who gives a proxy may revoke it at any time before it is exercised by voting in person at the annual meeting, by delivering a subsequent proxy or by notifying the inspectors of election in writing of such revocation. In order to vote any shares at that meeting that are held for you in a brokerage, bank or other institutional account, you must obtain a proxy from that entity and bring it with you to hand in with your ballot.

DIRECTORS

The Company's Board of Directors (the "Board" or "Board of Directors") consists of 11 directors. Wolverine's Amended and Restated By-laws ("By-laws") divide the Board into three classes as nearly equal in number as possible. Each class serves a three-year term of office. At each annual meeting, the term of one class expires. Subject to exceptions approved by the Board, directors must retire and resign from the Board at the Annual Meeting of Stockholders following their 72nd birthday. The Board prides itself on its ability to recruit and retain directors who have the highest personal and professional integrity, have demonstrated exceptional ability and judgment and are effective in serving the stockholders' long-term interests. The Board's Governance Committee acts as the nominating committee. The Committee, in anticipation of upcoming director elections and other potential or expected Board vacancies, searches for qualified individuals and recommends candidates for director openings to the full Board. At the Company's expense, the Committee may retain a search firm or other external parties to assist it in identifying candidates. The Committee delegates day-to-day management and oversight of the external parties to the Chief Executive Officer ("CEO") and the Company's Senior Vice President of Human Resources. The Committee considers candidates suggested by directors, senior management and stockholders, and evaluates all candidates in the same manner. Stockholders may recommend individuals as potential director candidates by communicating with the Committee through one of the Board communication mechanisms described under the heading "Stockholders Communications Policy." Stockholders that wish to recommend a director candidate must comply with the procedures set forth in the By-laws, posted on the Company's website. Ultimately, the Board selects the Company nominees for election at each annual meeting.

Board Composition

As stated in the Company's Corporate Governance Guidelines, Wolverine seeks to achieve diversity in its Board membership by assembling a group of directors that have a broad range of skills, expertise, knowledge and contacts to benefit the Company's business. The Governance Committee and the Board annually assess the current make-up of the Board, considering diversity across many dimensions, and the Committee uses this assessment when defining the criteria for a director search. The Committee, along with the Board, assesses the effectiveness of the diversity objective when reviewing Board composition. Among other things, the Board has determined that it is important to have individuals with the following skills and experiences on the Board:

» *Footwear, apparel and retail experience*. The Company's business focuses on the international marketing and sale of footwear and apparel, both in wholesale and retail markets. The Company has identified expanding its apparel and retail businesses as two important growth initiatives. The Board believes it is important to have directors with experience in the footwear, apparel and retail industries to provide insights into these and other areas that are critical to the Company's success.

» *Leadership experience*. The Board believes that directors with significant leadership experience, including CEO experience, provide it with special insights, including organization development and leadership practices, and those individuals with this experience help the Company in identifying and developing its own leadership talent. They demonstrate a practical understanding of organizations, process, strategy, risk management and the methods to drive change and growth. These individuals also provide the Company with a valuable network of contacts and relationships.

» *Global experience*. The Company's products are sold in more than 190 countries and territories, reflecting the global nature of its business. In fiscal year 2010, approximately 38% of the Company's revenues came from outside the U.S. and more than 90% of the Company's products were sourced from outside the U.S. The Board believes it is important to have directors who are familiar with the challenges and opportunities faced by a global business.

» *Finance experience*. The Company uses various financial metrics in managing its overall operations and the operations of its business units. Accurate financial tracking and reporting is critical to the Company and its stockholders. Experience as members of audit committees of other boards of directors also gives directors insight into best audit committee practices. The Board believes that understanding finance and financial reporting processes is important for all directors, and that several should qualify as audit committee financial experts.

» *Public and private company experience*. The Company has been publicly traded since 1965. Although operating as part of a public company, brand leaders also are expected to bring the entrepreneurial spirit of private company leadership to drive growth in their business units. The Board believes it is important to have directors who are familiar with the regulatory requirements and environment for publicly held corporations, and to have directors who have experience applying an entrepreneurial focus to building a company or business unit.

» *Government experience*. A portion of the Company's business involves government contracting, and the Company interacts with domestic and foreign governments routinely. The Board recognizes the importance of working constructively with governments around the world, and believes it is helpful to have directors who have experience in or working with government.

The specific qualifications and experience of the individual director nominees and directors are set forth below under "Item 1: Election of Directors." The Committee also considers an individual's relative skills, background and characteristics, their exemplification of the highest standards of personal and professional integrity, independence under New York Stock Exchange ("NYSE") listing standards and the Company's Director Independence Standards, potential contribution to the composition and culture of the Board, and ability and willingness to actively participate in the Board and committee meetings and to otherwise devote sufficient time to Board duties.

ITEM 1: ELECTION OF DIRECTORS – TERMS EXPIRING IN 2014

Three directors will be elected at the annual meeting on April 21, 2011, for three-year terms expiring at the annual meeting of stockholders to be held in 2014 or until their respective successors, if any, have been elected and are qualified. The Company's nominees include two independent directors, as determined by the Board under the applicable rules for companies whose securities are traded on NYSE and the Company's independence standards, and the Company's CEO, who is not an independent director. All director nominees currently serve on the Board and were elected by the stockholders at the Company's 2008 annual meeting. The Company does not know of any reason why any nominee would be unable to serve as a director. However, if a nominee is unable to serve or is otherwise unavailable for election, the incumbent directors may or may not select a substitute nominee. If the directors select a substitute nominee, the Company will vote the shares represented by all valid proxies for the substitute nominee (unless you give other instructions).

WILLIAM K. GERBER — **Director since 2008** — **Age 57**

Managing Director of Cabrillo Point Capital LLC

Mr. Gerber's experience includes public company, finance and accounting, apparel and retail industry, corporate leadership, international operations and public company officer and director experience. Mr. Gerber is Managing Director of Cabrillo Point Capital LLC, a private investment fund. He has held that position since 2008. From 1998 to 2007, Mr. Gerber was Executive Vice President and Chief Financial Officer of Kelly Services, Inc., a publicly traded global staffing solutions company with operations in more than 35 countries. In this role, Mr. Gerber was responsible for investor relations, mergers and acquisitions and purchasing in addition to core Chief Financial Officer functions. In addition to Mr. Gerber's 10 years of experience as Chief Financial Officer of Kelly Services, Inc., he has 15 years of experience in various finance roles, including Vice President, Finance, and Vice President, Corporate Controller, for Limited Brands, Inc., a publicly traded company in the apparel and retail industry. Mr. Gerber is a director of and Chairman of the Audit Committees of AK Steel Holding Corporation and Kaydon Corporation.

BLAKE W. KRUEGER | **Director since 2006** | **Age 57**

Chairman, Chief Executive Officer and President of Wolverine World Wide, Inc.

Mr. Krueger's experience includes footwear, apparel and retail industry, corporate leadership, branded marketing, international operations, legal, and public company officer and board experience. Mr. Krueger has more than 15 years of experience as an executive officer of Wolverine, including nearly four years as Chief Executive Officer with responsibility for all aspects of the business, including international operations, brand management, apparel and accessories and retail development, footwear wholesale, manufacturing, sourcing, corporate governance, human resources and mergers and acquisitions. Mr. Krueger is currently Chairman of Wolverine, a position he assumed in January 2010, and Chief Executive Officer and President of Wolverine, positions he assumed in April 2007. From October 2005 until April 2007, Mr. Krueger served as President and Chief Operating Officer of Wolverine. From 2004 to October 2005, he served as Executive Vice President and Secretary of Wolverine and President of the Heritage Brands Group. From 2003 to 2004, Mr. Krueger served as Executive Vice President and Secretary of Wolverine and President of the Caterpillar Footwear Group. He has also previously served as Executive Vice President, General Counsel and Secretary of Wolverine with various responsibilities including the human resources, retail, business development, accessory licensing, mergers and acquisitions, and legal areas. During the preceding five years, Mr. Krueger was, but no longer is, a director of Professionals Direct, Inc.

MICHAEL A. VOLKEMA | **Director since 2005** | **Age 55**

Chairman of Herman Miller, Inc.

Mr. Volkema's experience includes corporate leadership, branded marketing, international operations, public company officer and board experience and public company finance and accounting experience through audit committee service. Mr. Volkema has more than 20 years of experience as a senior executive in the home and office furnishings industry, including nine years as Chief Executive Officer of Herman Miller, Inc., a leading designer and manufacturer of furnishings for the office and home, and a publicly traded company with international, branded operations. Mr. Volkema has been Chairman of Herman Miller, Inc. since 2000. Mr. Volkema became President and Chief Executive Officer of Herman Miller in 1995 and held those positions until 2003 and 2004, respectively. Mr. Volkema has more than 20 collective years of experience on public company boards, including nine years as Chairman of the Board at Herman Miller, Inc., and including service on public company compensation and audit committees. During the preceding five years, Mr. Volkema was, but no longer is, a director of Champion Enterprises, Inc. and Applebee's International, Inc.

Board Recommendation

The Board recommends that you vote "FOR" the election of the above nominees for terms expiring in 2014.

CONTINUING DIRECTORS – ELECTED IN 2010 WITH TERMS EXPIRING IN 2013

JEFFREY M. BOROMISA | **Director since 2006** | **Age 56**

Retired Executive Vice President of Kellogg International, President of Latin America; Senior Vice President of Kellogg Company, and member of Kellogg Company's Global Leadership Team

Mr. Boromisa's experience includes public company officer, finance and accounting, corporate leadership, branded marketing and international operations experience. This experience includes service as Chief Financial Officer and in other senior finance roles and in senior roles involving executive management, brand management, marketing and international operations, during his more than 25 year career at Kellogg Company, a publicly traded, multinational company and leading global cereal, snack and specialty foods company. Mr. Boromisa was Executive Vice President of Kellogg International, President of Latin America; Senior Vice President of Kellogg Company, and a member of Kellogg Company's Global Leadership Team from 2008 through March 2009. From 2006 until 2008, Mr. Boromisa served as Executive Vice President of Kellogg International, President of Asia Pacific and Senior Vice President of the Kellogg Company, as well as serving as a member of Kellogg Company's Global Leadership Team. From 2004 until 2006, he was Senior Vice President and Chief Financial Officer of Kellogg Company. In 2002, Mr. Boromisa was promoted to Senior Vice President, Corporate Controller and Chief Financial Officer of Kellogg International. Mr. Boromisa served as Vice President and Corporate Controller of Kellogg Company from November 1999 until 2002. In 1997, he was promoted to Vice President — Purchasing of Kellogg North America, and from 1981 to 1997, served Kellogg Company in various financial positions. Mr. Boromisa also is a director at Haworth, Inc., a privately held, international, office furniture design and manufacturing company.

DAVID T. KOLLAT | **Director since 1992** | **Age 72**

President and Chairman of 22, Inc.

Mr. Kollat's experience includes apparel and retail industry, branded marketing, corporate leadership, public company officer and board experience and public company finance and accounting experience through audit committee service. Mr. Kollat has been President and Chairman of 22, Inc., a company specializing in research and management consulting for retailers and consumer goods manufacturers, since 1987. In addition to his marketing and management experience as President and Chairman of 22, Inc., Mr. Kollat has 11 years of experience as Executive Vice President, Marketing, and a member of the executive committee of Limited Brands, Inc., a publicly traded company operating in the apparel and retail industry, and three years at Limited Brands, Inc. as President of Victoria's Secret Direct. Mr. Kollat has 80 collective years of experience serving on public company boards, including experience on audit (13 years), compensation (14 years), governance (7 years) and finance (8 years) committees of public company boards. Mr. Kollat is Lead Director of Wolverine and currently serves as a director of Limited Brands, Inc.; Big Lots, Inc.; and Select Comfort Corporation. In 2009, prior to Mr. Kollat's re-election as a director, the Board decided to waive the Company's age 72 resignation requirement for Mr. Kollat, allowing him to serve an additional term ending in 2013.

DAVID P. MEHNEY — Director since 1977 — Age 71

President of The KMW Group, Inc.

Mr. Mehney's experience includes corporate leadership, branded marketing and international operations experience. Mr. Mehney has been President of The KMW Group, Inc. since 1966. The KMW Group, Inc. and its subsidiaries import and distribute medical products in the United States, Canada, Europe and Asia and distribute marine products in Michigan. Mr. Mehney's experience with The KMW Group, Inc. includes establishing foreign-owned brands in the United States market and the distribution of sourced products in the United States, Canada, Europe and Asia. Mr. Mehney has been associated with Wolverine's business and industry for more than 30 years as a member of Wolverine's Board of Directors.

TIMOTHY J. O'DONOVAN — Director since 1993 — Age 65

Retired Chairman of the Board and Chief Executive Officer of Wolverine World Wide, Inc.

Mr. O'Donovan's experience includes footwear, apparel and retail industry, corporate leadership, branded marketing, international operations, public company officer and board experience and public company finance and accounting experience through audit committee service. Mr. O'Donovan has more than forty years of experience with Wolverine, including two years as non-executive Chairman of the Board and seven years as Chief Executive Officer, with responsibility for all aspects of the business, including international operations, brand management, apparel and accessories and retail development, footwear wholesale, manufacturing, sourcing, corporate governance, human resources and mergers and acquisitions. Mr. O'Donovan is a former Chairman of the Board of Wolverine, and served in that position from April 2005 through December 2009. In April 2007, Mr. O'Donovan retired as Chief Executive Officer of Wolverine, a position which he held since April 2000. Mr. O'Donovan served Wolverine as its Chief Executive Officer and President from April 2000 until April 2005, and as Chief Operating Officer and President from 1996 until April 2000. Before 1996, Mr. O'Donovan was Executive Vice President of Wolverine. Mr. O'Donovan has more than 25 collective years of experience on public company boards and service on both audit (four years) and compensation (five years) committees of public company boards. Mr. O'Donovan is currently a director of Spartan Stores, Inc. and Kaydon Corporation.

CONTINUING DIRECTORS – ELECTED IN 2009 WITH TERMS EXPIRING IN 2012

ALBERTO L. GRIMOLDI — Director since 1994 — Age 69

Chairman of Grimoldi, S.A.

Mr. Grimoldi's experience includes footwear, apparel and retail industry experience, corporate leadership, international operations, government and branded marketing experience. Mr. Grimoldi has more than 25 years of experience in the footwear and retail industries with Grimoldi, S.A., a publicly traded company in Argentina that sells footwear and apparel in both wholesale and retail markets. Mr. Grimoldi has been Chairman of Grimoldi, S.A. since 1986. Mr. Grimoldi has significant additional international operations and finance experience in the private sector, including as a member of the Advisory Board of Ford Motor Company and as Vice Chairman of Banco Privado de Inversiones, S.A., an investment bank, as well as leadership and finance experience earned while in government service in Argentina as Undersecretary of Foreign Trade, Undersecretary of Economics and Labor, Secretary of Industry and a member of the board of the Central Bank of Argentina.

JOSEPH R. GROMEK

Director since 2008 **Age 64**

President, Chief Executive Officer and a Director of The Warnaco Group, Inc.

Mr. Gromek's experience includes footwear, apparel and retail industry, corporate leadership, international operations, public company officer and branded marketing experience. Mr. Gromek has more than 30 years of experience managing and marketing brands and 40 years of experience in the retail and apparel industry, including 14 years as a chief executive officer. Since 2003, Mr. Gromek has served as President, Chief Executive Officer and a Director of The Warnaco Group, Inc., a publicly traded company which designs, sources, manufactures, markets, retails, licenses and distributes a broad line of intimate apparel, sportswear and swimwear worldwide. As Chief Executive Officer of The Warnaco Group, Inc., Mr. Gromek oversees extensive U.S. and international branded operations and points of distribution. Mr. Gromek also served as Chief Executive Officer of Brooks Brothers, Inc. from 1996 until 2002.

BRENDA J. LAUDERBACK

Director since 2003 **Age 60**

Retired President of the Wholesale and Retail Group of Nine West Group, Inc.

Ms. Lauderback's experience includes footwear, apparel and retail industry, corporate leadership, branded marketing, international operations, public company board and public company finance and accounting experience through audit committee service. Ms. Lauderback has more than 25 years of experience in the retail industry and more than 20 years of footwear, apparel, and accessories industry experience. From 1995 until her retirement in 1998, Ms. Lauderback was president of the Wholesale and Retail Group of Nine West Group, Inc., a footwear wholesaler and distributor. She previously was the President of the Wholesale Division of U.S. Shoe Corporation, a footwear manufacturer and distributor, a position that included responsibility for offices in China, Italy and Spain, and was a Vice President/General Merchandise Manager of Dayton Hudson Corporation, a retailer. Ms. Lauderback has more than 35 collective years of experience on public company boards and collective experience of more than 20 years on audit, compensation and governance committees of public company boards and is chair of three governance committees. Ms. Lauderback is a director of Big Lots, Inc.; Denny's Corporation and Select Comfort Corporation. During the preceding five years, Ms. Lauderback also was, but no longer is, a director of Irwin Financial Corporation.

SHIRLEY D. PETERSON

Director since 2005 **Age 69**

Retired Partner of Steptoe & Johnson LLP

Ms. Peterson's experience includes legal, financial and executive management experience from both the public and private sectors, public company board, government and public company finance and accounting experience through audit committee service. Ms. Peterson has diverse management experience in various private and public sector roles, including President of Hood College, Assistant Attorney General of the Tax Division for the U.S. Department of Justice, Commissioner of the Internal Revenue Service and more than 20 years in private law practice as a tax attorney at the law firm Steptoe & Johnson LLP. From 1995 until her retirement in 2000, Ms. Peterson served as President of Hood College of Frederick, Maryland. Ms. Peterson has more than 30 collective years of experience on public company boards, including experience on boards of companies with significant international, retail, brand development, manufacturing and sourcing operations, as well as more than 20 collective years of experience serving on public company audit committees and more than 30 collective years of experience serving on public company governance committees, with an additional 13 years of experience serving on the governance committee of the DWS Fund Complex. Ms. Peterson is currently a director of The Goodyear Tire & Rubber Company and of AK Steel Holding Corporation. During the preceding five years, Ms. Peterson also was, but no longer is, a director of Federal-Mogul Corporation and Champion Enterprises, Inc., and was a director or trustee of various funds within the DWS Fund Complex.

CORPORATE GOVERNANCE

GOVERNANCE PRINCIPLES

The Board's Corporate Governance Guidelines (including the Director Independence Standards) and the Charter for each Board standing committee (Audit, Compensation and Governance); the Company's Certificate of Incorporation; By-laws; Code of Conduct & Compliance and its Accounting and Finance Code of Ethics all are available on the Wolverine website at http://www.wolverineworldwide.com/investor-relations/corporate-governance/. The Board and committees annually review and update these and other key governance documents.

The Board and each standing committee conduct an annual self-assessment. Each director also evaluates the performance of the other directors as part of the Board self-assessment. The Lead Director, working with the Governance Committee, reviews the Board self-assessment with directors following the end of each fiscal year. The committee Chairpersons review the committee self-assessments with their respective committee members and discuss them with the Board. The Lead Director, also with the Governance Committee, develops and implements guidelines evaluating all directors standing for nomination and re-election.

Risk Oversight

The Board oversees the Company's risk management and mitigation activities directly through presentations by and discussions with the CEO, Chief Financial Officer ("CFO"), General Counsel, brand and department leaders, and other members of management. The Company's management Risk Advisory Committee, consisting of the CFO and other senior level functional executives, meets periodically and leads management's risk management and mitigation processes, which include reviews of long-term strategic and operational planning; executive development and evaluation; regulatory and litigation compliance; financial reporting and control; and information technology and security. The Director of Internal Audit coordinates management's day-to-day risk management and mitigation processes and reports directly to the CFO and to the Audit Committee. The Director of Internal Audit also reviews with the Audit Committee quarterly and the full Board annually management's risk assessments and mitigation strategies for significant risks. The Board also has delegated the following risk management and mitigation oversight responsibilities to its standing committees, which meet regularly to review and discuss risk topics and then report to the full Board:

» The Audit Committee oversees the Company's risk policies and processes relating to its financial statements and financial reporting processes, credit risks, and liquidity risks; and reviews the Company's policies and systems with respect to risk assessment and risk management. The Committee discusses with management and the independent auditors significant risks or exposures and the steps taken by management to resolve them. The Committee also oversees the Company's procedures for the receipt, retention and treatment of complaints relating to accounting and auditing matters and oversees the Company's management of legal and regulatory compliance systems.

» The Compensation Committee monitors the risks associated with management resources; organization structure; succession planning, hiring, development and retention processes; and reviews and evaluates the effects the Company's compensation structure may have on risk decisions.

» The Governance Committee oversees risks related to the Company's governance structure and processes and risks arising from related person transactions.

Risk Considerations in Compensation Programs

The Company reviewed its employee compensation programs to assess whether any of those programs included incentives that created risks likely to have a material adverse impact on the Company. As part of this review, the Company compiled comprehensive information about the Company's incentive plans, including identifying all incentive plans, reviewing the Company's compensation philosophy, evaluating key incentive plan design features, and reviewing historic payout levels and pay mix. The Compensation Committee reviewed the executive compensation programs, with management's assistance, and managers from the Company's human resources and legal departments reviewed the non-executive compensation programs.

Board Leadership

The Company's CEO currently also serves as the Chairman of the Board and, since 1993, the Company has had an independent Lead Director who functions in many ways similar to how an independent Chairman would function. This long-established structure provides the Board with independent oversight of the CEO's leadership. The Board believes that it should decide whether to separate the roles of Chairman and CEO based upon the Company's circumstances at the time and considers the Board's leadership structure as part of the succession planning process. The Company's business currently focuses on the development of footwear and apparel, and its retail business. Because the Company does not operate multiple, unrelated business segments and given the size of the Company, the Board believes that separating the Chairman and CEO roles at this time would add unnecessary complexity to the organization structure without adding materially to Board oversight of the CEO function. The Company's independent directors annually select an independent Lead Director. As outlined in the Corporate Governance Guidelines, the duties of the Lead Director include:

- reviewing and approving the agenda and scheduling for Board and committee meetings;
- overseeing and approving information sent to the Board;
- presiding over executive sessions of the independent directors and having the authority to call executive sessions;
- serving as a liaison between the Chairman and the independent directors;
- presiding over Board meetings in the absence of the Chairman; and
- consulting and communicating with stockholders, as appropriate.

Director Independence

The Board annually assesses the independence of all directors. The Board currently has eight independent directors out of eleven directors, representing a substantial majority (more than 72%) of the Board. These independent directors meet periodically each year in executive session. All of the Board's committees are comprised entirely of independent directors. The Board believes that this structure provides for meaningful and effective oversight of management by the independent directors. No director qualifies as "independent" unless the Board affirmatively determines that the director is independent under the Company's Director Independence Standards and the listing standards of the NYSE. For over 15 years, Wolverine has not had more than two active or former management employees as directors. When determining whether a director is independent, the Board considers the factors identified below and such other factors that the Board deems relevant. The Director Independence Standards define an "Independent Director" as a director who:

- is not, and has not been within the last three years, an employee of the Company;
- does not have, and has not had within the last three years, an immediate family member employed as an executive officer of the Company;
- has not received, and has not had an immediate family member receive during any twelve-month period within the last three years, any direct compensation from the Company in excess of $120,000 (other than compensation for Board service; compensation received by the director for former service as an interim Chairman, CEO or other executive officer; compensation received by the director's immediate family member for service as a non-executive employee; or pension and

other forms of deferred compensation for prior service if such compensation is not contingent in any way on continued service);

- is not a current employee or partner of a firm that is the Company's internal or external auditor ("Company Auditor");
- has not been, and has not had an immediate family member who has been within the last three years, a partner or employee of a Company Auditor and personally worked on the Company's audit within that time;
- has not had an immediate family member who is (i) a current partner of a Company Auditor, or (ii) a current employee of a Company Auditor who personally works on Wolverine's audit;
- is not, and has not been within the last three years, part of an interlocking directorate in which a current executive officer of Wolverine serves or served on the compensation committee of another company where the director or the director's immediate family member concurrently serves or served as an executive officer;
- does not have, and has not had within the last three years, an immediate family member who is or has been part of an interlocking directorate in which a current executive officer of Wolverine serves or served on the compensation committee of another company where the director or the director's immediate family member concurrently serves or served as an executive officer;
- is not an employee, majority owner or person in control of another company that has made payments to, or received payments from, Wolverine for property or services in an amount which, in any of the last three fiscal years, exceeds the lesser of $250,000 or 10% of the other company's consolidated gross revenues;
- does not have an immediate family member who is an executive officer of another company that has made payments to, or received payments from, Wolverine for property or services in an amount which, in any of the past three fiscal years, exceeds the greater of $1,000,000 or 2% of the other company's consolidated gross revenues;
- is not an executive officer, trustee or board member of a tax exempt organization to which Wolverine has made in the past three fiscal years contributions that, in any single fiscal year, exceeded the greater of $50,000 or 2% of the non-profit organization's, foundation's or educational institution's consolidated gross revenues; and
- has not had any other direct or indirect relationship with Wolverine, which the Board determines is material.

"Immediate Family Member" covers spouses, parents, children, siblings, in-laws, and any person (other than domestic employees) sharing the household of any director, nominee for director, executive officer, or significant stockholder of a company.

Under these standards, and in conformity with the listing standards of the NYSE, the Board has determined that the following directors are independent: Jeffrey M. Boromisa, William K. Gerber, Joseph R. Gromek, David T. Kollat, Brenda J. Lauderback, David P. Mehney, Shirley D. Peterson, and Michael A. Volkema. Mr. Krueger is not independent because he currently is the Company's CEO and President. Mr. Grimoldi is not independent because he is the Chairman and 35% owner of a company that made payments to Wolverine in excess of $1,000,000 per year in the last three years. Mr. O'Donovan is not independent because he serves as a director of a foundation board and the Company contributes to the foundation. In evaluating Mr. Mehney's independence, the Board considered the transactions between a company partly owned by Mr. Mehney's son and the Company, as set forth in the "Certain Relationships and Related Transactions" section.

Board of Directors and Committees

The stockholders elect the Board to oversee Company management. The Board delegates authority to the CEO and senior management to pursue the Company's mission, and oversees the CEO's and senior management's conduct of the Company's business. In addition to its general oversight function, the Board reviews and assesses the Company's strategic and business planning, senior management's approach to addressing significant risks, and has additional responsibilities including, but not limited to, the following:

» reviewing and approving the Company's key objectives and strategic business plans and monitoring implementation of those plans and the Company's success in meeting identified objectives;

» reviewing the Company's financial objectives and major corporate plans, business strategies and actions;

» selecting, evaluating and compensating the CEO and overseeing CEO succession planning;

» providing advice and oversight regarding the selection, evaluation, development and compensation of senior management;

» reviewing significant risks confronting the Company and alternatives for their mitigation; and

» assessing whether adequate policies and procedures are in place to safeguard the integrity of the Company's business operations and financial reporting, and to promote compliance with applicable laws and regulations, and monitoring management's administration of those policies and procedures.

During 2010, the Board held eight meetings. The Company expects directors to attend every meeting of the Board and the committees on which they serve and attend the annual meeting of stockholders. In 2010, each director then serving on the Board attended the 2010 Annual Meeting of Stockholders and all directors attended at least 75% of the meetings of the Board and the committees on which they served. The following table identifies the current committee members of each of the Board's three standing committees and the number of meetings each committee held in 2010.

Name	Audit	Compensation	Governance
Jeffrey M. Boromisa	X*		
William K. Gerber	X	X	
Alberto L. Grimoldi			
Joseph R. Gromek		X	X
David T. Kollat		X	
Blake W. Krueger			
Brenda J. Lauderback	X		X*
David P. Mehney			
Timothy J. O'Donovan			
Shirley D. Peterson	X		X
Michael A. Volkema		X*	X
Number of Meetings	12	7	5

* Current Committee Chairperson

Audit Committee. The Board has determined that each Audit Committee member is "independent" as defined by NYSE rules and the Sarbanes-Oxley Act of 2002, as applicable to audit committee members, and that all satisfy the NYSE "financial literacy" requirement. Mr. Boromisa and Mr. Gerber are "audit committee financial experts" under SEC rules. The Audit Committee:

» represents and assists the Board in fulfilling its oversight responsibility regarding Wolverine's financial reporting and accounting process;

» appoints, retains, compensates, oversees, evaluates and, if appropriate, terminates the independent auditors;

- annually reviews the performance, effectiveness, objectivity and independence of the independent auditors and Wolverine's internal audit function;
- obtains and reviews the independent auditors' internal quality control report and other reports required by applicable rules, regulations and standards;
- assesses auditor independence;
- establishes procedures for the receipt, retention and treatment of complaints regarding accounting and auditing matters;
- meets to review with management and Wolverine's independent auditor Wolverine's financial statements, including disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations, that are included in Wolverine's reports on Form 10-Q and Form 10-K;
- reviews Wolverine's policies and systems with respect to risk assessment and risk management and discusses significant risks or exposures with management and the independent auditors;
- discusses with internal auditors and the independent auditors the overall scope and plans for their respective audits;
- oversees Wolverine's legal and regulatory compliance systems;
- reviews and discusses the adequacy and effectiveness of Wolverine's internal control over financial reporting and disclosure controls and procedures; and
- establishes policies and procedures relating to the engagement of the independent auditors, including pre-approval policies and procedures.

Compensation Committee. The Board has determined that each Compensation Committee member is "independent" as defined by NYSE rules. None of the members of the Compensation Committee was, during the 2010 fiscal year, an officer or employee of Wolverine or formerly an officer of Wolverine. No executive officer has served or currently serves on the board of directors or compensation committee of any other entity with executive officers who have served or will serve on the Company's Board or Compensation Committee. The Compensation Committee:

- assists the Board of Directors in discharging its responsibilities relating to executive compensation and fulfilling its responsibilities relating to Wolverine's compensation and benefit programs and policies;
- oversees the overall compensation structure, policies and programs, and assesses whether the compensation structure establishes appropriate incentives for management and employees;
- administers and makes recommendations with respect to incentive compensation plans, including stock option and other equity-based incentive plans;
- reviews and approves the compensation of elected corporate officers and other executives, including bonuses and equity compensation;
- oversees the Company's management of any material risk associated with its compensation structure, policies and programs;
- reviews and approves corporate and personal goals and objectives relevant to CEO compensation, evaluates the performance of the CEO in light of these goals and objectives, and, together with the other independent directors, approves the compensation of the CEO based on the evaluation;
- reviews and discusses with management Wolverine's Compensation Discussion and Analysis and related disclosures required by the rules of the SEC and recommends to the Board of Directors whether such disclosures should be included in the annual report and proxy statement;
- reviews and approves the design of benefit plans pertaining to executives;

» reviews and recommends employment agreements and severance arrangements for executives, including change in control provisions, plans or agreements; and

» establishes stock ownership guidelines for directors and executive officers and monitors compliance with the guidelines.

See the "Compensation Discussion and Analysis" section below for more information regarding the Compensation Committee's processes and procedures.

Governance Committee. The Board has determined that each Governance Committee member is "independent" as defined by NYSE rules. The Governance Committee:

» assists the Board of Directors in fulfilling its responsibilities on matters and issues related to the Company's corporate governance practices;

» in conjunction with the Board of Directors, establishes qualification standards for membership on the Board of Directors and its committees;

» leads the search for individuals qualified to become members of the Board of Directors, reviews the qualifications of candidates for election to the Board of Directors and assesses the contributions and independence of incumbent directors eligible to stand for reelection to the Board;

» establishes procedures for the consideration of candidates for the Board of Directors recommended for the Committee's consideration by the Company's stockholders;

» selects and recommends to the Board of Directors the Company's nominees for election or reelection by the stockholders at the annual meeting, and to fill vacancies and newly created directorships on the Board of Directors;

» develops and recommends to the Board of Directors corporate governance guidelines, reviews the guidelines on an annual basis, and recommends any changes to the guidelines as necessary;

» establishes and recommends to the Board guidelines, in accordance with applicable rules and regulations, to be applied when assessing the "independence" of directors;

» considers applicable rules, regulations and disclosure obligations regarding the presence of an "audit committee financial expert" on the Audit Committee and recommends to the Board of Directors actions to address such requirements;

» reviews and approves related person transactions, as defined in applicable SEC rules, and establishes policies and procedures for the review, approval and ratification of related person transactions;

» annually reviews the compensation of directors for service on the Board of Directors and committees and makes recommendations to the Board of Directors regarding such compensation;

» recommends to the Board of Directors key executives to serve as corporate officers;

» annually reviews and makes recommendations to the Board of Directors concerning the structure, composition and functioning of the Board of Directors and its committees and recommends to the Board of Directors, directors to serve as committee members and chairpersons;

» reviews and recommends to the Board of Directors retirement and other tenure policies for directors;

» reviews directorships in other public companies held by or offered to directors and senior officers of the Company;

» reviews and assesses channels through which the Board of Directors receives information, and the quality and timeliness of information received; and

» develops and recommends to the Board of Directors for its approval an annual self-evaluation process for the Board and its committees, and oversees the evaluation process.

Code of Conduct & Compliance and Accounting and Finance Code of Ethics

The Board has adopted a Code of Conduct & Compliance for the Company's directors, officers and employees. The Board also has adopted an Accounting and Finance Code of Ethics ("Accounting and Finance Code"). This Accounting and Finance Code focuses on the financial reporting process and applies to the Company's CEO, CFO and Corporate Controller. The Company will disclose, in accordance with all applicable laws and regulations, amendments to, or waivers from, its Code of Conduct & Compliance or its Accounting and Finance Code.

Stockholder Communications Policy

Stockholders and other interested parties may communicate with members of Wolverine's Board through various links provided on Wolverine's website at www.wolverineworldwide.com/investor-relations/corporate-governance/, or by sending correspondence to the Board, a specific Board committee or a director (including the Lead Director) c/o Secretary, Wolverine World Wide, Inc., 9341 Courtland Drive, N.E., Rockford, Michigan 49351. The Secretary reviews all communications to determine whether the contents include a message to a specific director and will provide a summary and copies of all correspondence (other than solicitations for services, products or publications) to the applicable directors at each regularly scheduled meeting. The Secretary will alert individual directors to items that warrant a prompt response from the individual director prior to the next regularly scheduled meeting. The Secretary will route items warranting prompt response, but not addressed to a specific director, to the applicable committee chairperson. You may submit any suggestions, concerns or reports of misconduct at Wolverine or complaints or concerns regarding Wolverine's financial statements and accounting, auditing, internal control and reporting practices on www.WolverineReportLine.com (anonymously, if desired) or by writing to the Audit Committee c/o the Secretary at the above address.

NON-EMPLOYEE DIRECTOR COMPENSATION IN FISCAL YEAR 2010

Wolverine's director compensation philosophy is to pay compensation competitive with compensation paid by companies of similar size in the same industries, same region and with whom Wolverine competes for director candidates. Each year, the Governance Committee, with input from management, reviews director compensation and compares it to market data for companies of similar size in the same industries, and companies of similar size in the geographic region of Wolverine's headquarters. The following table provides information concerning the compensation of the Company's non-employee directors for its fiscal year ended January 1, 2011 ("fiscal year 2010"). Mr. Krueger does not receive any compensation for his services as a director in addition to his compensation as CEO.

Name	Fees Earned or Paid in Cash[1] ($)	Option Awards[2] ($)	Total ($)
Jeffrey M. Boromisa	$122,500	$28,916	$151,416
William K. Gerber	$122,125	$28,916	$151,041
Alberto L. Grimoldi	$102,000	$28,916	$130,916
Joseph R. Gromek	$114,000	$28,916	$142,916
David T. Kollat	$137,000	$28,916	$165,916
Brenda J. Lauderback	$127,000	$28,916	$155,916
David P. Mehney	$102,000	$28,916	$130,916
Timothy J. O'Donovan	$ 99,000	$28,916	$127,916
Shirley D. Peterson	$122,000	$28,916	$150,916
Michael A. Volkema	$122,000	$28,916	$150,916

[1] Represents cash payments received or deferred by directors in fiscal year 2010. Directors may defer director fees and receive stock units pursuant to the Deferred Compensation Plan. The following table shows the Fees

Earned or Paid in Cash separated into amounts received in cash, the cash amounts Directors voluntarily deferred, and amounts required to be deferred under the annual equity retainer that will be paid out in stock:

Name	Fees Paid in Cash	Cash Amounts Voluntarily Deferred	Cash Amounts Deferred Through Annual Equity Retainers
Jeffrey M. Boromisa	—	$ 82,500	$ 40,000
William K. Gerber	$ 82,125	—	$ 40,000
Alberto Grimoldi	—	$ 62,000	$ 40,000
Joseph R. Gromek	—	$ 74,000	$ 40,000
David T. Kollat	$ 97,000	—	$ 40,000
Brenda J. Lauderback	$ 65,250	$ 21,750	$ 40,000
David P. Mehney	—	$ 62,000	$ 40,000
Timothy J. O'Donovan	$ 59,000	—	$ 40,000
Shirley D. Peterson	$ 82,000	—	$ 40,000
Michael A. Volkema	$ 82,000	—	$ 40,000

2 Represents the aggregate grant date fair value of stock options granted to non-employee directors in fiscal year 2010, calculated in accordance with FASB Accounting Standard Codification ("ASC") Topic 718. Listed below are the aggregate outstanding option awards held by non-employee directors at the end of fiscal year 2010. For valuation assumptions, see the Stock-Based Compensation footnote to Wolverine's Consolidated Financial Statements for fiscal year 2010.

Name	Option Awards Outstanding at January 1, 2011 (#)
Jeffrey M. Boromisa	22,160
William K. Gerber	18,315
Alberto Grimoldi	46,248
Joseph R. Gromek	17,733
David T. Kollat	46,428
Brenda J. Lauderback	22,464
David P. Mehney	46,428
Timothy J. O'Donovan*	329,020
Shirley D. Peterson	31,027
Michael A. Volkema	26,327

* The Company granted Mr. O'Donovan 317,596 of these stock options when he was an executive officer of the Company.

For fiscal year 2010, the Company compensated non-employee directors as follows:

	Cash	Options	Stock Units
Newly Appointed or Elected Director	$0	Number of options equal to $180,000 divided by closing market price of the Company's common stock on date of initial election or appointment[1]	
Annual Director Fee	$35,000	Number of options equal to three times annual cash retainer divided by closing market price of the Company's common stock on date of Annual Meeting[2]	Number of stock units equivalent to $40,000 determined by dividing the dollar grant amount by the closing market price of the Company's common stock on the date of the grant[2]
Board Meeting Attendance Fee[4]	$3,000		
Committee Meeting Attendance Fee[4]	$1,000		
Audit Committee Chairperson Annual Fee[5]	$7,500		
Compensation Committee Chairperson Annual Fee[5]	$5,000		
Governance Committee Chairperson Annual Fee[5]	$5,000		
Lead Director Annual Fee[6]	$70,000		

1 For fiscal year 2011, the Company increased the number of new director stock options to an amount equal to $210,000.

2 For fiscal year 2010, each non-employee director received 3,334 options granted under the Stock Incentive Plan of 2010. These options were fully vested on the grant date and have a term of 10 years. The exercise price of options granted is equal to the closing market price of Wolverine's common stock on the date each option is granted.

3 For fiscal year 2010, one grant was made in April 2010, at the time of the Company's Annual Stockholder Meeting. Stock units are fully vested on the grant date and are credited under the Amended and Restated Outside Directors' Deferred Compensation Plan (the "Deferred Compensation Plan"). The terms of the Deferred Compensation Plan and stock units are described below. For fiscal year 2010, the Company credited each non-employee director with an aggregate of 1,270 stock units. For fiscal year 2011, the Company increased the number of stock units to an amount equal to $50,000.

4 The fees include teleconference meetings. Beginning in 2011, directors will receive an annual meeting fee for Board meetings ($15,000), annual meeting fees for Committees ($10,000 Audit, $7,000 each for Compensation and Governance). Directors also will receive, for each meeting during the year in excess of the trigger listed below, an additional per-meeting fee:

	Trigger	Meeting Fee
Board	10	$3,000
Audit	15	$1,000
Compensation	10	$1,000
Governance	10	$1,000

5 Beginning in 2011, the Audit Committee Chairperson and Compensation Committee Chairperson annual fees each increase to $15,000 and the Governance Committee Chairperson annual fee increases to $10,000.

6 Lead Director Annual Fee is in lieu of the annual cash retainer. The Lead Director also receives the standard director fee for attendance at Board meetings and the annual grant of stock options, but does not receive attendance fees for committee meetings.

Wolverine also pays director expenses associated with attending Board and committee meetings and other Wolverine functions, and industry functions such as trade shows. It also pays spouse travel expenses in connection with international Board strategic planning meetings, which typically happen every other year, but did not pay any such expenses in 2010. In addition, the Company provides office space and administrative assistance to directors who visit the Company's headquarters or other locations. From time-to-time, Wolverine provides directors with samples of Wolverine products of nominal value for review and assessment. Wolverine reimburses directors for some approved expenses relating to director education. Directors who are also employees of Wolverine or any of its subsidiaries do not receive an annual cash or equity retainer and do not receive compensation for attendance at Board or committee meetings.

Deferred Compensation Plan. In 2008, Wolverine adopted the Deferred Compensation Plan, a supplemental nonqualified deferred compensation plan for directors who are not employees of Wolverine or its subsidiaries. Wolverine continues to maintain a separate non-employee director deferred compensation plan that applies to benefits accrued under that plan before January 1, 2005. The Deferred Compensation Plan permits all non-employee directors to defer 25%, 50%, 75% or 100% of their director fees. Deferred compensation is deemed to be invested in Wolverine common stock. If a director elects to defer director fees, Wolverine establishes an account on its books for such director. Wolverine credits such account with a number of stock units equal to the amounts deferred and annual equity retainer amounts described above, divided by the closing market price of common stock on the payment date. The Company also credits director accounts with dividend equivalents in the form of additional stock units.

Upon a director's termination of service or such later date as a director selects, the Company distributes accumulated stock units in the director's account in shares of Wolverine common stock. The distribution is a single, lump-sum payment, or is annual installment payments over a period of up to 20 years (10 years under the prior plan). The Company converts each stock unit to one share of Wolverine common stock.

Upon a "change in control", the Company distributes to the director, in a single lump sum payment, Wolverine common stock in a number of shares equal to the stock units credited to a director's account. The Deferred Compensation Plan defines "change in control" as:

- the acquisition by any person, or by more than one person acting as a group, of more than 50% of either (i) the then outstanding shares of common stock of Wolverine or (ii) the total fair market value of Wolverine;
- the acquisition by any person, or more than one person acting as a group, during the 12-month period from and including the date of the most recent acquisition, of ownership of 30% or more of the outstanding common stock of Wolverine;
- the replacement of a majority of the individuals who constitute the Board during any 12-month period by directors whose appointment or election is not endorsed by a majority of the directors prior to the date of the appointment or election; or
- the acquisition, during any 12-month period ending on the date of the most recent acquisition, by any person of assets from Wolverine having a gross fair market value of at least 40% of the gross fair market value of all the assets of Wolverine immediately before the acquisition.

Non-Employee Director Stock Ownership Guidelines

Through stock ownership guidelines, the Company requires that each non-employee director maintain a stock ownership level (including stock units under the Deferred Compensation Plan, but excluding stock options) equal to five times the non-employee director cash retainer to align further the interests of these individuals with the stockholders. Each non-employee director must meet the ownership requirement by the end of the fifth year after he or she becomes subject to the guidelines. All non-employee directors who have been Wolverine directors for at least five years meet the ownership requirement.

WOLVERINE WORLD WIDE, INC.

ANNUAL REPORT 2010

in step
with the world



Blake W. Krueger
Chairman,
Chief Executive Officer
and President

2010 Overview

The strength and diversity of our brand portfolio, a collective dedication to innovation, and our team's commitment to execution – these are the elements that combined to produce an exceptional year for Wolverine World Wide, Inc. and its shareholders. Our Company not only delivered record financial performance, but also generated increased momentum in the business and exciting new product successes.

Our Company emerged from the recession positioned for accelerated growth. This was the result of hard work and careful planning. During the global recession, we were extremely diligent and disciplined in our operations but also focused on those things that propel brands and companies forward. We increased investments in product design and innovation, added two new brands to our global portfolio, increased the bench strength of our management team and invested in key marketing and retail initiatives. These actions paid multiple dividends in 2010 and provided a springboard for the Company's post-recession growth and continued global expansion.

Our 12 lifestyle brands serve a multitude of consumer segments through a wide variety of distribution channels in over 190 countries or territories around the world. Significant 2010 highlights include:

- We delivered a steady stream of new, cutting-edge products to our retail customers, including "outdoor lifestyle" offerings and vintage-inspired boot and shoe products under the Merrell®, Chaco®, Wolverine®, Hush Puppies®, Sebago® and Patagonia® Footwear brand names. Our brands are real, have an authentic heritage and have withstood the test of time, all things that consumers are clearly seeking in the post-recession environment.

- Our new product offerings helped fuel momentum in the business during 2010, as the rate of incoming orders accelerated through most of the year.

- We completed our comprehensive strategic restructuring plan during the second quarter of 2010. Now fully-implemented, the plan resulted in a leaner, more efficient global operating structure.

- Our direct-to-consumer business continued to expand and outperform the industry, as our eCommerce business grew over 50% and we opened or rebranded 13 company-owned stores.

- We invested in selling, marketing and product initiatives for the fastest growing brands in our portfolio, while prudently managing our discretionary spending across the organization. We increased our marketing investments more than 24% for the year, and our general and administrative spending increased less than 2%.

- Our already strong international business, which is the envy of most in the industry, got even stronger during 2010, posting a nearly 17% revenue increase for the year. Our brands are experiencing robust growth and amazing consumer demand around the world.

2010 was a record year for the Company by virtually any financial measure. We reported record revenue and earnings per share and maintained an exceptionally strong balance sheet, with cash and cash equivalents of over $150 million at year end and no significant long-term debt. Underscoring our financial strength and flexibility, we utilized $51.2 million to repurchase company shares in 2010 and announced a dividend increase in February 2011, which reflects our ability to continue investing in our brands while also returning a portion of our cash to our shareholders.

Looking Ahead

2010 was defined by record performance and accelerated growth for all brands in the Company's portfolio. The strong performance of the past year has jump-started the business heading into 2011, and one of the key drivers of this accelerated performance is also one of the cornerstones of our success – our fanatical focus on innovation, especially product development and design.

An example of our team's creativity, and one that has generated quite a buzz in the industry, is the new Merrell Barefoot Collection – a unique product collection that was engineered to address the growing barefoot running/minimalist foowear trend. This ground-breaking collection encourages and facilitates a more natural body movement and addresses a number of different consumer end uses, from running to walking to yoga to everyday wear. This new footwear concept is also gaining traction in key global markets, and Merrell has positioned itself as the go-to brand for this new category.

We are also positioned to capitalize on the vintage Americana trend and the consumer demand for true heritage brands, especially in the boot category. Our Wolverine 1000 Mile™ collection of premium boots and shoes, with inspired design from original boot patterns that are over 100 years old, has captured the imagination of consumers around the globe. The retailer and consumer excitement for this collection contributed to a "standing room only" trade booth at one of Europe's preeminent lifestyle trade shows.

The Hush Puppies "1958 Collection," inspired by early designs of our casual suede footwear, has resonated with both male and female consumers. The Hush Puppies brand was recently featured on NBC's *The Today Show* in a segment titled "How Hush Puppies Changed The World," revisiting how Hush Puppies brought "casual" to America in the late 1950's and early 1960's. It was a great piece of very positive public relations for the brand.

Having recently celebrated the 50th anniversary of its Sebago Docksides™ collection, our Sebago brand also launched the "1946 Collection" and introduced limited edition design collaborations with influential lifestyle bloggers and fresh, new designers. Cat® Footwear continues to draw consumer interest with its vintage-inspired Legendary Raw Collection and Merrell is generating strong product buzz for the fall launch of its 30th anniversary "Merrell Origins" collection that is reintroducing some of the brand's early lightweight hiking designs.

We remain focused on executing against our global brand building model, which is based on three principles – growing our well-established footwear wholesale business at a rate at least twice that of the industry, doubling our consumer direct business and leveraging consumer demand for our brands by creating significant apparel and accessory businesses. 2010 was a turning point in our owned Merrell and Wolverine brand apparel businesses, as consumer demand and new points of distribution both significantly increased. Our licensed Sebago and Hush Puppies apparel programs have also established a strong presence in key international markets.

Our consumer direct business also had a very good year in 2010. We operate about 90 brick and mortar retail stores, most of which are in the U.S. These stores posted comparable store revenue increases for the year well ahead of the industry average and are off to a great start in 2011. We also expect continued strong growth in our eCommerce business due to increased traffic and conversion at our existing internet sites, as well as the development and introduction of new sites throughout the coming year. Our global consumer direct business, including our distributors' and licensees' consumer direct operations, continued its multi-year growth trend in 2010, ending the year with nearly 6,300 dedicated points of sale (stores and shop-in-shops) around the world for our brands. We view our consumer direct business as a major growth opportunity for the Company.

We recently announced an internal realignment of the business, resulting in the formation of a new International Group and the consolidation of our branded operating groups from four to three. While our current international

2010 was defined by record performance and accelerated growth for all brands in the Company's portfolio. The strong performance of the past year has jump-started the business heading into 2011, and one of the key drivers of this accelerated performance is also one of the cornerstones of our success – our fanatical focus on innovation, especially product development and design.


MERRELL









business is extremely profitable and provides us with a significant competitive advantage, this new organization structure will enable the Company to build local expertise, implement focused regional strategies and leverage the collective power of our brand portfolio in key global markets. We are very excited about the accelerated growth that we believe the new organization structure will deliver.

We are also focused on driving strong connections between our brands and our consumers because we believe that additional consumer exposure leads to accelerated growth. To that end, following a 24% increase in 2010, we plan to again meaningfully increase marketing spending to support our brands in 2011.

Our team is proud of its reputation for operational excellence. Rigorous execution against our proven business model has consistently delivered excellent financial results for our shareholders, as shown in the chart below. Over the last 10 years, we have returned over $660 million to our shareholders in the form of cash dividends and share repurchases, all while adding and successfully integrating new brands into our portfolio.

In all my time with the Company, I have never been more excited about the state of the business and the strength of our team or as enthusiastic about the future. We continue to innovate and lead through design to deliver cutting edge products that excite our consumers. We have a passion for what we do, and our team continually strives for excellence on a daily basis. We thank you, our shareholders, for your continued support.

Blake W. Krueger

Blake W. Krueger
Chairman, Chief Executive Officer and President

Value of WWW Shares – Outperforming Broader Markets for Over A Decade



WWW Share Price vs. Dow and S&P 500 Indices
December 31, 2000 – December 31, 2010
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
WWW DOW S&P
1 Year 17.1% 11.0% 12.8%
3-Year CAGR 9.1% (4.4%) (5.0%)
5-Year CAGR 7.3% 1.6% 0.1%
10-Year CAGR 13.5% 0.7% (0.5%)
WWW +256%
Dow Jones Industrial Average +7%
S&P 500 -5%
Dec.31, 2000
Dec.31, 2001
Dec.31, 2002
Dec.31, 2003
Dec.31, 2004
Dec.31, 2005
Dec.31, 2006
Dec.31, 2007
Dec.31, 2008
Dec.31, 2009
Dec.31, 2010

financial highlights

	2010	2009	2008
OPERATING HIGHLIGHTS (in millions)			
Revenue	$ 1,248.5	$ 1,101.1	$1,220.6
Net earnings			
Reported	$ 104.5	$ 61.9	$ 95.8
Adjusted [1]	$ 107.5	$ 87.6	n/a
Cash and cash equivalents	$ 150.4	$ 160.4	$ 89.5
Accounts receivable	$ 196.5	$ 163.8	$ 167.9
Inventory	$ 208.7	$ 158.1	$ 196.8
Interest-bearing debt	$ 1.0	$ 1.6	$ 59.5
Operating free cash flow	$ 50.8	$ 146.3	$ 65.2
Capital expenditures	$ 16.4	$ 11.7	$ 24.1
KEY RATIOS			
Gross margin	39.5%	39.2%	39.8%
Effective income tax rate	27.1%	27.8%	31.8%
Total debt to total capitalization	0.2%	0.3%	12.2%
Revenue per employee (in thousands)	$ 301.6	$ 274.0	$ 266.6
DILUTED EARNINGS PER SHARE			
Reported	$ 2.11	$ 1.24	$ 1.90
Adjusted [2]	$ 2.17	$ 1.77	n/a
CORPORATE STATISTICS			
Shares used for computing diluted earnings per share (in thousands)	48,857	48,979	50,020
Number of employees at year end	4,139	4,018	4,578

[1] 2010 reflects reported net earnings of $104.5 million adjusted to exclude $3.0 million of after tax non-recurring restructuring and other transition charges, for adjusted net earnings of $107.5 million. 2009 reflects reported net earnings of $61.9 million adjusted to exclude $25.7 million of after tax non-recurring restructuring and other transition charges, for adjusted net earnings of $87.6 million.

[2] 2010 reflects reported diluted earnings per share of $2.11 adjusted to exclude $0.06 per share of non-recurring restructuring and other transition charges, for adjusted diluted earnings per share of $2.17. 2009 reflects reported diluted earnings per share of $1.24 adjusted to exclude $0.53 per share of non-recurring restructuring and other transition charges, for adjusted diluted earnings per share of $1.77.

Market Information

Wolverine World Wide, Inc. is traded on the New York Stock Exchange under the symbol "**WWW**". The following table shows the high and low stock prices on the New York Stock Exchange and dividends declared by calendar quarter for 2010 and 2009. The number of stockholders of record on February 25, 2011, was 1,612.

	2010		2009	
Stock Price	High	Low	High	Low
First quarter	$29.76	$23.51	$21.87	$13.15
Second quarter	$32.38	$26.33	$23.90	$15.26
Third quarter	$29.99	$24.25	$27.25	$21.06
Fourth quarter	$33.00	$26.89	$28.31	$23.94

Cash Dividends Declared Per Share	2010	2009
First quarter	$0.11	$0.11
Second quarter	0.11	0.11
Third quarter	0.11	0.11
Fourth quarter	0.11	0.11
	$0.44	$0.44

A quarterly dividend of $0.12 per share was declared during the first quarter of fiscal 2011. The Company currently expects that comparable cash dividends will be paid in future quarters in 2011.

board of directors



Blake W. Krueger
Chairman, Chief Executive Officer and President of Wolverine World Wide, Inc.



Timothy J. O'Donovan
Retired Chairman and Chief Executive Officer of Wolverine World Wide, Inc.



Jeffrey M. Boromisa [1]
Retired Executive Vice President of Kellogg International; President, Latin America and Senior Vice President of Kellogg Company
(leading global cereal and specialty food company)



William K. Gerber [1] [2]
Managing Director of Cabrillo Point Capital LLC
(private investment fund)



Alberto L. Grimoldi
Chairman of Grimoldi, S.A.
(shoe manufacturer and retailer in Argentina)



Joseph R. Gromek [2] [3]
President, Chief Executive Officer and a Director of The Warnaco Group, Inc.
(apparel, sportswear and swimwear wholesaler and retailer)



David T. Kollat [2]
Lead Director of the Board of Wolverine World Wide, Inc.;
President and Chairman of 22, Inc.
(research and management consulting firm)



Brenda J. Lauderback [1] [3]
Retired President of the Wholesale and Retail Group of Nine West Group, Inc.
(footwear wholesaler and retailer)



David P. Mehney
President of The KMW Group, Inc.
(medical and marine products distributor)



Shirley D. Peterson [1] [3]
Retired Partner of Steptoe & Johnson LLP
(law firm)



Michael A. Volkema [2] [3]
Chairman of Herman Miller, Inc.
(designer and manufacturer of office and home furnishings)

NOTES:

[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Governance Committee

corporate information

EXECUTIVE OFFICERS

Blake W. Krueger
Chairman, Chief Executive Officer and President

Kenneth A. Grady
General Counsel and Secretary

Donald T. Grimes
Senior Vice President, Chief Financial Officer and Treasurer

Robin J. Kleinjans-McKee
Corporate Controller

Pamela L. Linton
Senior Vice President, Global Human Resources

Michael F. McBreen
President, Global Operations Group

Michael D. Stornant
Vice President, Corporate Planning and Analysis

James D. Zwiers
Senior Vice President and President, Outdoor Group

CORPORATE HEADQUARTERS

9341 Courtland Drive, N.E.
Rockford, Michigan 49351
Telephone 616.866.5500

COMPANY WEBSITE

www.wolverineworldwide.com

COMMON STOCK LISTING

New York Stock Exchange
(Symbol: **WWW**)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Grand Rapids, Michigan

REGISTRAR AND TRANSFER AGENT

Computershare
P.O. Box 43078
Providence, Rhode Island 02940
Telephone 800.622.6757 (U.S., Canada and Puerto Rico)
781.575.4735 (International)

INVESTOR RELATIONS

Christi Cowdin
Director of Investor Relations and Corporate Communications
9341 Courtland Drive, N.E.
Rockford, Michigan 49351
Telephone 616.866.6271

corporate information

FORM 10-K REPORT

A copy of this Annual Report and the Annual Report to the Securities and Exchange Commission on Form 10-K for 2010, including the consolidated financial statements and financial statement schedules, may be obtained by any shareholder without charge by writing Kenneth A. Grady, General Counsel and Secretary, 9341 Courtland Drive, N.E., Rockford, Michigan 49351 or by accessing the "Investor Relations" section of the Company's website at www.wolverineworldwide.com.

ANNUAL MEETING

The annual meeting of shareholders will be held at the Corporate Headquarters of Wolverine World Wide, Inc., 9341 Courtland Drive, N.E., Rockford, Michigan on April 21, 2011, at 10:00 a.m. E.D.T.

FORWARD-LOOKING STATEMENTS

This Wolverine World Wide, Inc. 2010 Annual Report, including the Chairman's Letter, contains "forward-looking statements" – which are statements relating to future events. Forward-looking statements are based on management's beliefs, assumptions, current expectations, estimates and projections about the footwear business, worldwide economics and the Company itself. Words such as "estimates," "expects," "believes," "intends," "should," "will," variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Risk Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Risk Factors include, among others, those factors discussed in the Company's reports filed with the Securities and Exchange Commission and exhibits thereto, including the Annual Report on Form 10-K that is enclosed with and included as part of this 2010 Annual Report. Other Risk Factors exist, and new Risk Factors emerge from time to time that may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Furthermore, Wolverine undertakes no obligation to update, amend or clarify forward-looking statements.

BATES, BATES & DESIGN logo, CLAW DESIGN logo (Wolverine), CHACO, CUSHE, CUSHE (Stylized), HUSH PUPPIES, LAID BACK BOY DESIGN logo (Cushe) M DESIGN logo (Merrell), M CIRCLE DESIGN logo (Merrell), MERRELL, SEBAGO, SITTING BOY DESIGN logo (Cushe) and WOLVERINE are registered trademarks of Wolverine World Wide, Inc. or its subsidiaries.

CHACO (Stylized), MERRELL M CIRCLE DESIGN logo, SEBAGO DOCKSIDES, and WOLVERINE 1000 MILE are trademarks of Wolverine World Wide, Inc. or its subsidiaries.

CAT, CATERPILLAR and related design marks are registered trademarks of Caterpillar, Inc. HARLEY-DAVIDSON and related design marks are registered trademarks of H-D Michigan, Inc. PATAGONIA is a registered trademark of Patagonia, Inc. Cat Footwear, Harley-Davidson Footwear and Patagonia Footwear are produced under license by Wolverine World Wide, Inc.

PATAGONIA PHOTO CREDITS

Brand brochure, New Zealand surfer – photo by: Jenning Steger
Brand brochure, footwear – photo by: Tim Davis
Folder cover, surfer cyclist – photo by: Jeff Johnson
Shareholder letter, French Polynesia wader – photo by: Jenning Steger

A Special Offer for Our Shareholders

We encourage you to experience our brands for yourself. Shareholders are invited to take advantage of a special **30% discount** on Company products. Please contact a member of our Consumer Relations team at the special Wolverine World Wide Shareholder toll-free number, 1-866-889-3151, to receive more information about this offer.

A member of our Consumer Relations team can assist shareholders with placing an order for any of our company products or provide shareholders with an exclusive coupon code that can be used on one of our branded websites.

Batesfootwear.com
Catfootwear.com
Chacousa.com
Cushe.com
Hushpuppies.com
Merrell.com
Sebago.com
Wolverine.com


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SECURITIES OWNERSHIP OF OFFICERS AND DIRECTORS AND CERTAIN BENEFICIAL OWNERS

Five Percent Stockholders

The following table sets forth information as to those holders known to Wolverine to be the beneficial owners of more than five percent of Wolverine's outstanding shares of common stock as of December 31, 2010:

	Amount and Nature of Beneficial Ownership of Common Stock				
Name and Address of Beneficial Owner	**Sole Voting Power**	**Sole Investment Power**	**Shared Voting and Investment Power**	**Total Beneficial Ownership**	**Percent of Class[5]**
BlackRock, Inc.[1] **40 East 52nd Street** **New York, NY 10022**	3,733,991	3,733,991	0	3,733,991	7.5%
Royce & Associates LLC[2] **745 Fifth Avenue** **New York, NY 10151**	3,660,024	3,660,024	0	3,660,024	7.4%
NFJ Investment Group LLC[3] **2100 Ross Avenue,** **Suite 700 Dallas, TX 75201**	2,766,600	2,793,700	0	2,793,700	5.6%
The Vanguard Group, Inc.[4] **100 Vanguard boulevard** **Malvern, PA 19355**	64,174	2,452,867	64,174	2,517,041	5.1%

1 Based on information set forth in a Schedule 13G filed on February 9, 2011. The Schedule 13G indicates that BlackRock, Inc. beneficially owns, in the aggregate, 3,733,991 shares of Wolverine common stock.

2 Based on information set forth in a Schedule 13G/A filed on January 26, 2011. The Schedule 13G/A indicates that Royce & Associates LLC beneficially owns, in the aggregate, 3,660,024 shares of Wolverine common stock.

3 Based on information set forth in a Schedule 13G/A filed on February 14, 2011, filed jointly by NFJ Investment Group LLC and Allianz Global Investors Capital LLC. The Schedule 13G/A indicates that NFJ Investment Group and Allianz Global Investors Capital beneficially own, in the aggregate, 2,793,700 shares of Wolverine common stock.

4 Based on information set forth in a Schedule 13G filed on February 10, 2011. The Schedule 13G indicates that The Vanguard Group, Inc., beneficially owns, in the aggregate, 2,517,041 shares of Wolverine common stock. The Schedule 13G also indicates that The Vanguard Group, Inc. has shared dispositive power over the 64,174 shares listed in the Sole Voting Power column.

5 As of March 1, 2011, based on 49,628,313 shares outstanding on that date.

Stock Ownership by Management

The following table sets forth the number of shares of common stock beneficially owned as of March 1, 2011, by each of the Company's director nominees, directors and named executive officers and all of the Company's directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership of Common Stock[1]				
Name of Beneficial Owner	Sole Voting and/or Investment Power[2]	Shared Voting or Investment Power[3]	Stock Options[4]	Total Beneficial Ownership[4]	Percent of Class[5]
Jeffrey M. Boromisa	2,000	-	22,160	24,160	*
William K. Gerber	1,000	-	18,315	19,315	*
Donald T. Grimes	82,754		37,434	120,188	*
Alberto L. Grimoldi	18,077	-	40,749	58,826	*
Joseph R. Gromek	10,000		17,733	27,733	*
David T. Kollat[6]	98,851	-	46,428	146,279	*
Blake W. Krueger	476,732		339,453	816,185	1.6%
Brenda J. Lauderback	5,100	-	22,464	27,564	*
Pamela L. Linton	50,926	-	33,167	84,093	*
Michael F. McBreen	64,043		29,734	93,777	*
David P. Mehney[7]	67,009	73,889	46,428	187,326	*
Timothy J. O'Donovan	323,523	52,668	329,020	704,941	1.4%
Shirley D. Peterson	3,000	-	18,219	21,219	*
Michael A. Volkema	5,000		26,327	31,327	*
James D. Zwiers	96,663	-	75,602	172,265	*
All directors and executive officers as a group (18 people)	1,377,524	126,557	1,177,242	2,681,323	5.3%

* Represents beneficial ownership of less than 1%.

1 The numbers of shares stated are based on information provided by each person listed and include shares personally owned of record and shares that, under applicable regulations, are considered to be otherwise beneficially owned.

2 These numbers include restricted shares and performance shares held, which are subject to forfeiture if the terms of the award are not satisfied.

3 These numbers include shares over which the listed person is legally entitled to share voting or investment power by reason of joint ownership, trust or other contract or property right and shares held by spouses, children or other relatives over whom the listed person may have influence by reason of such relationship.

4 The numbers represent shares that may be acquired within 60 days after March 1, 2011, by the exercise of stock options granted under Wolverine's various stock option plans. These numbers are also included in the Total Beneficial Ownership column.

5 As of March 1, 2011, based on 49,628,313 shares outstanding on that date plus the number of stock options exercisable by the specified person(s) within 60 days of March 1, 2011, as indicated in the "Stock Options" column.

6 Includes 61,883 shares pledged by Mr. Kollat as security for a loan.

7 Includes 23,000 shares pledged by Mr. Mehney as security for a loan.

COMPENSATION DISCUSSION AND ANALYSIS

This section of the proxy statement provides an overview and analysis of Wolverine's executive compensation program and policies, the material compensation decisions made about fiscal year 2010 compensation, and the material factors considered in making those decisions. It is divided into six parts:

» Executive Summary
» Compensation Philosophy and Objectives
» NEO Compensation Program Components
» 2010 Compensation Decisions
» Compensation Consultant and Market Comparisons
» Other Compensation Policies and Practices

This section refers only to the compensation of Wolverine's "named executive officers" ("NEOs") unless noted otherwise:

» Blake W. Krueger, Chairman, Chief Executive Officer and President
» Donald T. Grimes, Senior Vice President, Chief Financial Officer and Treasurer
» Pamela L. Linton, Senior Vice President of Global Human Resources
» Michael F. McBreen, President, Global Operating Group
» James D. Zwiers, Senior Vice President and President, Outdoor Group

Executive Summary

Operating performance of footwear, apparel and retail businesses generally improved in fiscal year 2010 over fiscal year 2009, but the Company still faced a challenging global business environment. The Board and the Company's Chairman, CEO and President, Blake W. Krueger, addressed the challenges by establishing a structure to encourage continued improvement in the Company's performance and the performance of individual business units. Under Mr. Krueger's leadership, management acted on that initiative and delivered the following results:

» revenue for fiscal year 2010 was $1.249 billion, 13.4% above fiscal year 2009 revenue of $1.101 billion, reflecting strong organic growth from all of the operating divisions;

» the Company ended fiscal year 2010 with $150.4 million of cash and cash equivalents and interest-bearing debt of only $1.0 million;

» diluted earnings per share for fiscal year 2010 were $2.11 per share compared to $1.24 per share for fiscal year 2009;

» the Company declared cash dividends of $0.44 per share in fiscal year 2010, equal to the total dividends declared in fiscal year 2009; and

» the Company repurchased approximately 1,795,000 shares of common stock in fiscal year 2010 for approximately $51.2 million and repurchased approximately 406,000 shares in fiscal year 2009 for approximately $5.6 million.

For fiscal year 2010, the Company achieved record performances in annual revenue and earnings per share. In addition, over the past five years, the Company's performance, based on cumulative total stockholder return, has exceeded the S&P SmallCap Index and the S&P Footwear Index, as shown in the following table.

Five Year Cumulative Total Return Summary



200
150
100
50
0
Dollars
2005
2006
2007
2008
2009
2010
Wolverine World Wide, Inc.
S&P SmallCap 600 Index
S&P 600 Footwear Index

NEO compensation for fiscal year 2010, and in the case of the long-term incentive bonuses for the three year period ending fiscal year 2010, reflected the Company's strong fiscal year 2010 financial performance and cumulative return to stockholders over the past three years despite the global economic challenges:

» each NEO received more than 55% of his or her compensation in performance-based compensation;

» approximately 15%-20% of each NEO's compensation was tied to long-term performance, more closely aligning those NEOs' interests with those of stockholders;

» each NEO's bonus opportunity was capped at 200% of his or her Target Percentage for that opportunity, limiting the incentive to take risks that could have a material adverse impact on the Company; and

» each NEO's Annual Bonus and 3-Year Bonus was linked to performance metrics established at the beginning of the bonus period and not changed.

Compensation Philosophy and Objectives

Wolverine's compensation philosophy is to provide competitive salaries and incentives to achieve superior financial performance. The Board's Compensation Committee oversees the Company's executive compensation program. The Committee reviews and approves NEO compensation, other than the CEO's compensation, which it approves together with the Board's other independent directors. The NEO compensation program has four primary objectives:

» attract and retain talented NEOs who will lead Wolverine and achieve and inspire superior performance;

» provide incentives for achieving specific near-term individual, business unit and corporate goals and reward the attainment of those goals at pre-established levels;

» provide incentives for achieving longer-term financial goals and to reward attaining those goals at pre-established levels; and

» align the interests of NEOs with those of the stockholders through incentives based on increasing stockholder value.

The program balances fixed compensation (base salaries) with performance-based compensation (annual bonuses and long-term incentives), and rewards annual performance while maintaining emphasis on longer-term objectives. The program also blends cash, non-cash, long- and short-term compensation components, and current and future compensation components. The Committee considers qualitative and quantitative factors when setting compensation. Each NEO's compensation mix and cash-to-equity ratio depends on his or her responsibilities, experience, skills, and potential to affect Wolverine's overall performance. In general, an NEO's compensation and the proportion of compensation that is variable increases as the NEO's level of responsibilities increases. The Committee believes the CEO has the broadest scope of responsibilities and typically approves higher compensation for the CEO than for any other NEO. The Board believes this executive compensation philosophy has successfully generated sustained superior performance over the long term. The mix of compensation components for 2010 did not change significantly from the mix for 2009. The following table shows for fiscal year 2010 each NEO's base salary, annual bonus and cash payout under the 2008-2010 period for the 3-Year Bonus Plan as a percentage of the total of those three components:

Name	2010 Base Salary	2010 Annual Bonus Paid*	2010 Long-Term Incentive Bonus Paid
Krueger	27.3%	52.5%	20.2%
Grimes	40.0%	43.2%	16.8%
Linton	45.1%	38.6%	16.3%
McBreen	45.1%	38.3%	16.6%
Zwiers	42.2%	40.7%	17.1%

* Includes Individual Performance Bonus.

NEO Compensation Program Components

Pay Element	What the Pay Element Rewards	Purpose of the Pay Element
Base Salary	» Core responsibilities, years of service with the Company and experience in similar positions at other companies, skills, and knowledge	» Provide a regular and stable source of income to NEOs
Annual Incentive Compensation	» Achieving specific corporate business objectives over which the NEO has reasonable control » Achieving specific division business objectives over which the NEO has reasonable control » Achieving specific personal objectives	» Focus NEOs on specific annual goals that contribute to Wolverine's long-term success » Provide annual performance-based cash compensation » Align participants on important annual performance metrics
Long Term Incentive Compensation	» Focusing on long-term corporate business objectives » Focusing on driving long-term stockholder value » Continuing employment with the Company during the vesting period	» More closely align NEOs' interests with stockholders' interests » Reward NEOs for building stockholder value » Encourage long-term investment in Wolverine by participating NEOs » Retain NEOs

Pay Element	What the Pay Element Rewards	Purpose of the Pay Element
Supplemental Employee Retirement Plan	» Focusing on long-term corporate business objectives » Continuing long-term employment with the Company during the five-year vesting period and long-term value accumulation period	» Provide retirement benefits that NEO participants would have received under the broad-based plan in the absence of the IRS limits » Provide retirement security » Attract and retain NEOs
Retirement and Welfare Benefits	» The other retirement and welfare benefits are part of Wolverine's broad-based total compensation program available to full-time employees of the Company.	» Encourage long-term commitment to Wolverine by NEOs and assist Wolverine in attracting and retaining talented NEOs.

2010 Compensation Actions

Base Salary

As part of approving an NEO's base salary, the Compensation Committee considers the scope of his or her responsibilities, years of service with the Company and in similar positions at other companies, skills, and knowledge. The Committee also considers market conditions, economic conditions, and Wolverine's compensation philosophy. For NEOs who are promoted and Wolverine employees who are promoted to NEO positions, the Committee approves the NEO's base salary after considering the above factors. For NEOs hired from outside the Company, the Committee sets the NEO's base salary, based on management's arms-length negotiation with the NEO. After hiring or promotion, the Committee approves changes to an NEO's base salary to reflect increased experience, changes in responsibilities, years of service, and market information. The CEO provides input to all these decisions, except in the case of his own compensation. The Committee, with management's assistance, reviews NEO base salaries approximately every 12 months. In setting each NEO's base salary for 2010, the Committee considered, in addition to the factors listed above, the NEO's current base salary, total direct compensation, target percent increases for the Company's employees as a group, and market data. These factors are considered by the Committee subjectively, and no single factor or combination of factors was determinative in setting each NEO's base salary. Base salary increases for the other NEOs were consistent with base salary increases for the Company's employees generally. Mr. Zwiers' and Mr. McBreen's base salary increases also reflected the Committee's evaluation of their respective responsibility levels compared to their base salary levels. For 2010, the Committee approved base salary increases for the NEOs as follows:

Name	2010 Base Salary	2009 Base Salary
Krueger	$775,000	$735,000
Grimes	$400,000	$385,000
Linton	$302,000	$292,000
McBreen	$350,000	$325,000
Zwiers	$400,000	$340,000

Annual Incentive Compensation

Each NEO has the opportunity to earn an annual bonus ("Annual Bonus") under the Annual Bonus Plan and a discretionary bonus ("Individual Performance Bonus") under the Individual Performance Bonus Plan. The Committee believes these annual incentive compensation opportunities should stay competitive with comparable opportunities at companies of similar size to Wolverine and companies with whom Wolverine competes to hire NEOs.

Early each year, the Committee sets Annual Bonus performance criteria, with input from the CEO, based on performance criteria for the Company, a business unit, or a combination. The specific criteria for each NEO depend on which parts of the business the NEO reasonably influences and his or her experience level. Early each year, the Committee certifies actual performance achieved with respect to the prior year criteria. The Annual Bonus Plan authorizes the Committee to adjust downwards Annual Bonuses determined according to the performance criteria. The Committee did not make any such adjustments to the NEO 2010 Annual Bonuses. In addition, the CEO recommends, and the Committee approves, an Individual Performance Bonus for each NEO other than the CEO. The Committee determines the CEO's Individual Performance Bonus. In any given year, an NEO might earn one, both, or neither of the bonuses.

Also early each year, the Committee sets the CEO's Individual Performance Bonus personal objectives and the CEO sets the other NEOs' personal objectives. Personal objectives may include elements such as executing strategies supporting Wolverine's vision, developing employees, supporting social and environmental responsibility, growing new business initiatives and driving operational excellence. Performance under the Individual Performance Bonus Plan is evaluated subjectively, generally based on qualitative factors.

At the same time, the Committee sets an annual incentive compensation target percentage for each NEO, expressed as a percentage of the NEO's base salary (the "Target Percentage"). It considers market data regarding annual bonus levels and annual bonuses as a percentage of total direct compensation, experiences with job candidates during compensation negotiations, and each NEO's experience level and responsibilities compared to other NEOs. The Committee considers these factors subjectively, and no single factor or combination of factors was determinative in setting each NEO's Target Percentage. In 2010, the Committee increased each NEO's Target Percentage following this review. The Committee increased Mr. Krueger's target percentage to 100% for fiscal year 2010 from 75% from fiscal year 2009 because it believed it was appropriate to compensate Mr. Krueger at a higher level given his responsibilities as CEO.

Generally, the Committee sets higher Target Percentages for individuals with greater influence on profits and sales. This puts a larger percentage of NEOs total potential cash compensation "at risk." At "target" performance under both Plans, an NEO could receive 100% of his or her Target Percentage bonus opportunity. For 2010, each NEO's total bonus opportunity under the Plans ranged from 0% to 200% of his or her Target Percentage. This range was consistent with the 2009 opportunity.

The Committee based the 2010 Annual Bonus for each NEO on actual performance on the criteria, weighted the criteria by the applicable percentages, and then multiplied the result by the Target Percentage. The Committee based the 2010 Individual Performance Bonus on each NEO's performance compared to his or her personal objectives, weighted by the applicable percentage, and then multiplied the result by the Target Percentage.

				Annual Incentive Compensation Component as a Percentage of Target Percentage					
					Annual Bonus Percentage By Company or Business Unit as a Percentage of Target Percentage				
Name	Total 2010 Actual Annual Incentive Compensation[1]	2010 Target Percentage	2009 Target Percentage	Total Individual Performance Bonus as a Percentage of Target Percentage	Company[2]	Global Operations Group[3]	Human Resources[4]	Outdoor Group[5]	Retail Group[5]
Krueger	$1,477,067	100%	75%	15%	85%				
Grimes	$ 428,647	55%	45%	15%	85%				
Linton	$ 256,353	45%	40%	15%	65%		20%		
McBreen	$ 292,634	50%	40%	15%	20%	65%			
Zwiers	$ 373,894	50%	40%	15%	20%			50%	15%

1 Includes the NEO's Annual Bonus payout and the Individual Performance Bonus payout.

[2] The Committee approved revenue and pre-tax earnings performance criteria for the Company, as described below under "2010 Annual Bonuses."

[3] The Committee approved a combination of metrics as performance criteria for the Global Operations Group: actual expenses compared to 2010 planned targets (Distribution, 10%); pre-tax profit and net sales (Leathers, 10%); cost variances compared to the 2010 planned targets (Owned Manufacturing, 10%); and actual expenses, speed-to-market, and product costs compared to 2010 planned targets (Sourcing, 35%).

[4] The Committee approved actual Department expenses compared to projected expenses in the Human Resources Department's fiscal year 2010 operating plan as the 2010 performance criterion for the Human Resources Department.

[5] The Committee approved revenue and pre-tax earnings as the performance criteria for each of the Outdoor Group and the Retail Group.

2010 Annual Bonuses

The Compensation Committee set fiscal year 2010 revenue and pre-tax earnings as the Company's 2010 performance criteria, using four performance levels: threshold (50% payout), target (100% payout), goal (150% payout) and stretch (200% payout). Revenue is weighted 35% and pre-tax earnings 65% of the Company component (as shown in the above table) of the annual incentive compensation opportunity. The Committee selected these criteria, with input from management, because it believed there is a strong relationship between performance on these financial measures and stockholder value. The Committee set the 2010 performance levels following discussion with management and a review of the Company's operating plan, historical performance, and economic conditions facing the Company.

Performance Level (% of Target Payout)[1]	Revenue[2]	Pre-tax Earnings[2]
Threshold (50%)	$1,117.0 Million	$124 Million
Target (100%)	$1,157.0 Million	$134 Million
Goal (150%)	$1,175.0 Million	$140 Million
Stretch (200%)	$1,193.0 Million	$146 Million

[1] The maximum payout an NEO can receive is 200% of the payment earned at his or her Target Percentage, even if performance is above stretch, and an NEO would receive 0% of his or her Target Percentage if performance is below threshold.

[2] Not including the effect of acquisitions, divestitures, accounting changes, restructuring, or other special charges or extraordinary items excluded by the Compensation Committee.

The Committee also approved performance criteria based on revenue and pre-tax earnings for the Outdoor Group, and the Retail Group, and actual Department expenses compared to projected expenses in the Human Resources Department's fiscal year 2010 operating plan for the Human Resources Department. The Committee approved a combination of metrics as performance criteria for the Global Operations Group: actual expenses compared to 2010 planned targets (Distribution, 10%); pre-tax profit and net sales (Leathers, 10%); cost variances compared to the 2010 planned targets (Owned Manufacturing, 10%); and actual expenses, speed-to-market, and product costs compared to 2010 planned targets (Sourcing, 35%). The Committee also approved four performance levels for each business unit performance criteria: threshold (50% payout), target (100% payout), goal (150% payout) and stretch (200% payout). These metrics are used to determine a portion of the bonus awarded to Messrs. McBreen and Zwiers and Ms. Linton. The performance levels for the business unit performance criteria were set at substantially similar difficulty levels as the levels set for the Company performance criteria. The Committee approved target performance goals for the business units at levels that it believed the units could achieve under strong management performance, based on a review of each business unit's historical performance and its fiscal year 2010 operating plan. The following table shows historical achievement levels for the business unit performance criteria, for those years when the performance criteria were the same as the 2010 performance criteria:

	2010	2009	2008	2007	2006
Global Operations Group	Between goal and stretch	N/A	N/A	N/A	N/A
Human Resources Department	Between goal and stretch	Above stretch	N/A	N/A	N/A
Outdoor Group	Above stretch	Between goal and stretch	Between goal and stretch	Between goal and stretch	Above stretch
Retail Group	Above stretch	Above stretch	Between threshold and target	Below threshold	Between target and goal

Wolverine's fiscal year 2010 revenue was $1.249 billion which exceeded the stretch performance level, resulting in a payout of 200% of target for this performance measure. Wolverine's pre-tax earnings for fiscal year 2010 were $146.3 million adjusted for restructuring and other transition costs and the one-time gain on the sale of Wolverine Procurement, Inc. assets ($143.2 million before the adjustments), which exceeded the stretch performance level, resulting in a payout of 200% of target for this performance measure. The Outdoor Group's revenue of $491.1 million exceeded stretch (which corresponds to a payout of 200% of target), and its performance on pre-tax earnings exceeded stretch (which corresponds to a payout of 200% of target), resulting in an overall payout of 200% of target. The Global Operations Group's performance was above stretch for Distribution, between goal and stretch for Leathers, above stretch for Owned Manufacturing, and between target and goal for Sourcing, resulting in an overall payout of 164% of target. The Retail Group's performance was above stretch on both revenue and pre-tax earnings, resulting in a payout of 200% of target. The Human Resource Department's performance was between goal and stretch on actual Department expenses compared to projected expenses in the Department's 2010 operating plan, resulting in an overall payout of 186% of target. For 2010, the Company paid the NEOs the following bonuses under the Annual Bonus Plan:

Name	Annual Bonus Opportunity (as a % of an NEO's Target Percentage)	Annual Bonus Percentage Earned	Annual Bonus Paid*
Krueger	0 – 200%	200%	$1,304,423
Grimes	0 – 200%	200%	$371,303
Linton	0 – 200%	197%	$225,970
McBreen	0 – 200%	173%	$253,800
Zwiers	0 – 200%	200%	$330,192

* Not including Individual Performance Bonus.

2010 Individual Performance Bonuses

The Individual Performance Bonus payout ranges from 0% to 200% of an NEO's Target Percentage:

Personal Objectives Score	2010 Payout Level
95-100%	200%
90-95%	175%
80-90%	150%
70-80%	100%
60-70%	50%
Less than 60%	0%

The Committee approves Individual Performance Bonuses for NEOs other than the CEO, based on the CEO's recommendation, and the Committee and the independent directors of the Board approve the Individual

Performance Bonus for the CEO. The Committee and the independent directors of the Board met with the CEO at the end of the year to evaluate his performance compared to his personal objectives set at the beginning of the year. At the end of the year, NEOs other than the CEO provide to the CEO self-evaluations of their performance against their personal objectives for the year. The CEO evaluates NEOs' performance against their personal objectives and recommends to the Compensation Committee an Individual Performance Bonus award for each NEO. The CEO provides his self-evaluation to the Compensation Committee and the other independent directors of the Board, and the Compensation Committee and other independent directors approve an Individual Performance Bonus for the CEO. The personal objectives are specific to each NEO and are subjective. The personal objectives for the NEOs were: Mr. Krueger (employee development, revenue growth, new business development, consumer-direct business expansion, and apparel and accessories business expansion); Mr. Grimes (employee development, investor relations, new business development, and information systems enhancement); Ms. Linton (employee development, enhancing organization structure, process improvements); Mr. McBreen (operations performance, streamlining supply chain management, employee development); and Mr. Zwiers (revenue growth, retail business expansion). For 2010, the Compensation Committee (and the independent directors, as applicable) approved the following NEO Individual Performance Bonuses:

Name	2010 Individual Performance Bonus Opportunity (as a % of an NEO's Target Percentage)	2010 Individual Performance Bonus Percentage Awarded	2010 Discretionary Bonus Paid*
Krueger	0 – 200%	150%	$172,644
Grimes	0 – 200%	175%	$57,344
Linton	0 – 200%	150%	$30,383
McBreen	0 – 200%	150%	$38,834
Zwiers	0 – 200%	150%	$43,702

* Does not include Annual Bonus.

Long-Term Incentive Compensation

Each NEO has the opportunity to earn long-term incentive compensation in the form of (1) cash or performance shares, (2) stock option grants, and (3) restricted stock awards.

Long-Term Incentive Cash and Performance Share Bonuses

Each NEO has the opportunity to earn long-term incentive compensation under the Company's Long-Term Incentive Plan ("LTIP"), stock incentive plans, or both based on performance criteria covering three-year periods ("3-Year Bonus"). The Compensation Committee believes that NEO long-term incentive compensation opportunities should stay competitive with comparable opportunities at companies of similar size to Wolverine and companies with whom Wolverine competes to hire NEOs. Early in the first year of each three-year period, the Committee approves the three-year period performance criteria. Early in the year following the end of the three-year period, the Committee certifies actual performance compared to the period performance criteria, and makes any adjustments it feels are appropriate as permitted by the applicable plans. Under the LTIP and the stock incentive plans, the Committee may adjust the bonuses downward.

3-Year Cash Bonus (Fiscal 2008-2010)

The Committee established two performance criteria for the 2008-2010 performance period: (1) total shareholder return ranking within Wolverine's Peer Group (as defined on page 36), and (2) fully diluted earnings per share:

TSR Ranking Against Peer Group	Percentage of Target Payout
1st	200%
2nd	175%
3rd	150%
4th	125%
5th	100%
6th	75%
7th	50%
8th-14th	0%

Performance Level (Percentage of Target Payout)	Aggregate EPS for the 2008-2010 Period*
Threshold (50%)	$5.52
Target (100%)	$5.73
Goal (150%)	$5.96
Maximum (200%)	$6.42

* Not including the effect of acquisitions, divestitures, accounting changes, restructuring, or other special charges or extraordinary items excluded by the Compensation Committee.

The Committee believed these criteria would balance the NEOs' focus on near-term profitability with longer-term shareholder value. The Committee evaluated Wolverine's performance against these criteria and certified that Wolverine's performance on the earnings per share criterion was $5.95 (adjusted to exclude restructuring and other transition and non-recurring costs and the one-time gain on the sale of the Wolverine Procurement, Inc. assets), falling between target and goal performance levels, and on the total shareholder return criterion Wolverine's performance rank was 6th, resulting in a weighted average payout level of 111.4%. The NEOs received the following cash 3-Year Bonuses for the 2008-2010 performance period:

Name	3-Year Bonus
Krueger	$567,071
Grimes*	$167,273
Linton	$108,412
McBreen*	$127,089
Zwiers	$157,599

* Messrs. Grimes' and McBreen's 3-Year Bonuses were prorated to reflect that they started employment with the Company after the beginning of the performance period.

3-Year Performance Share Bonus (Fiscal 2010-2012)

The Committee evaluated each NEO's long-term incentive payout opportunity. It considered market data; the Company's recruiting experiences; each NEO's experience and responsibilities; and competition with other footwear, apparel and retail companies for candidates. The Committee considers these factors subjectively, and no single factor or combination of factors was determinative for any NEO. The Committee decided to set the NEOs' Target Percentage (expressed as a percentage of the NEO's base salary, similar to the Annual Bonus) for the 3-Year Bonus opportunity, as follows:

Name	2010-2012 Percent	2009-2011 Percent
Krueger	75%	70%
Grimes	50%	45%
Linton	35%	35%
McBreen	45%	40%
Zwiers	50%	40%

In 2009, the Compensation Committee replaced cash payouts with equity payouts for the 3-Year Bonus opportunity ("performance shares"). In the Summary Compensation Table, this change affects the amounts reported in the Stock Awards and Non-Equity Incentive Plan Compensation columns for 2009 and 2010. The Stock Awards column includes, for 2009 and 2010, the full grant date fair value of the performance share awards at expected payout levels for the 2009-2011 and 2010-2012 performance periods, respectively. In addition, the Non-Equity Incentive Plan Compensation column includes, for 2009 and 2010, the cash payouts for the 2007-2009 and 2008-2010 performance periods, respectively. As a result, those columns show for 2009 the actual payouts received by the NEO for the 2007-2009 performance period and the grant date fair value of the performance share awards granted for the 2009-2011 performance period. The columns show for 2010 the actual payouts received by the NEO for the 2008-2010 performance period and the grant date fair value of the performance share awards for the 2010-2012 performance period. After 2010, this reporting of two 3-Year Bonus awards for each year is expected to end. The following table is an alternate form of presentation of NEO total compensation that shows the difference between the 2010 total compensation for each NEO as reported in the Summary Compensation Table (which includes the grant date fair value of the 2010 performance share grants) and the 2010 total compensation for each NEO as reported in the Summary Compensation Table adjusted to exclude the grant date fair value of the 2010 performance share grants. This table is not required by the rules relating to executive compensation disclosures and is not a substitute for information required by Item 402 of SEC Regulation S-K, but rather it is intended to provide additional information that stockholders may find useful:

Name	2010 Total Compensation With Performance Share Grants[1]	2010 Total Compensation Without Performance Share Grants[2]	Difference[3]
Krueger	$6,323,366	$5,560,691	$762,675
Grimes	$1,673,986	$1,411,561	$262,425
Linton	$1,135,724	$997,024	$138,700
McBreen	$1,270,950	$1,064,275	$206,675
Zwiers	$1,657,163	$1,394,738	$262,425

1 Represents the 2010 total compensation for each NEO as reported in the Summary Compensation Table (which includes the grant date fair value of performance share grants awarded in 2010).

2 Represents the 2010 total compensation for each NEO as reported in the Summary Compensation Table, adjusted to exclude the grant date fair value of performance share grants awarded in 2010.

3 Represents the difference between the amounts reported in the second and third columns.

In addition, in 2009 starting with the 2009-2011 performance period, the Committee also replaced the total shareholder return criterion with a business value added criterion ("BVA").

In 2010, the Committee granted performance shares and weighted the earnings per share criterion at 65% of the total payout and weighted the BVA performance criterion at 35% of the payout of the three-year performance share bonus for the 2010-2012 performance period, which was consistent with the 2009 performance share grant.

BVA reflects changes in after-tax operating profit and asset management. The Committee believed focusing NEOs' interests on increasing BVA would align their interests more closely with stockholder interests, and that BVA is superior to TSR in measuring management's long-term influence over the Company's performance. The Committee defined BVA as a measurement that equals the operating income for a fiscal year reduced by (i) a provision for income taxes equal to the operating income multiplied by the Company's total effective tax rate for the same fiscal year; and (ii) a capital charge equal to a two-point average of "net operating assets" at the beginning and end of a fiscal year (with "net operating assets" defined as the net of trade receivables (net of reserves), inventory (net of reserves), other current assets, property, plant and equipment, trade payables and accrued liabilities), multiplied by 10%. The Committee intended the level of difficulty in attaining threshold, target, goal and stretch performance levels it set for the 2010-2012 performance period to be substantially similar to the level of difficulty in attaining the performance levels for the 2009-2011 performance period.

In February 2010, the Committee awarded performance shares to each NEO with a value equal to the maximum bonus payout the NEO could earn as the 3-Year Bonus for the 2010-2012 performance period. The Committee granted the awards under the Company's Amended and Restated 2005 Stock Incentive Plan. The award details are in the table "Grants of Plan-Based Awards" on page 41. The Company accrues, but does not pay, dividends on the performance shares during the performance period. Early in the year following the end of the 2010-2012 performance period, the Committee will certify the Company's performance compared to the performance criteria, and make any adjustments it feels are appropriate as permitted by the applicable plans. The restrictions on none, some or all of the performance shares awarded to each NEO will lapse at that time, and the NEO will receive accrued dividends only on the shares actually earned. The Committee retains the discretion to pay bonus amounts in excess of the 200% level if the performance of any one or more NEOs justifies a higher bonus level.

Stock Option Grants and Restricted Stock Awards

The Compensation Committee believes that NEO stock ownership benefits stockholders. The Company has granted stock options and awarded restricted stock to NEOs and other executives for many decades. The Committee administers the stock incentive plans for stock option grants and restricted stock awards. It approves the amount of and terms applicable to all grants and awards (except for grants to the CEO, which the Committee approves together with the other independent directors). In addition to annual grants and awards, the Committee may approve special grants or awards to NEOs, such as a grant or award to a new hire or for a promotion.

When granting equity awards, the Committee considers the NEO's position, responsibilities, service years, performance, previous equity grants, and market information. Management provides input to the Committee regarding equity award decisions. The Committee compares NEO equity awards to market information as part of evaluating NEO total long-term incentive compensation at target to broader compensation trends. In general, the Committee gives more weight to position and responsibilities.

A stock option's exercise price is the fair market value of the Company's common stock, and the fair market value is the closing price of the Company's common stock on the grant date. The Committee grants annual equity awards at its regularly scheduled February meeting. The independent directors of the Board approve equity grants to the CEO at the same time. A stock option grant typically vests one-third each year over three years. The restrictions on restricted stock awards typically lapse 25% on each of the third and fourth anniversary and 50% on the fifth anniversary of the award.

The total value of the equity award to each NEO (the combined total grant date fair value for the stock options and restricted stock (not including the performance share awards) is based on the total value of the prior year's equity award at the time of the award, increased by a percentage determined by the Committee. In 2010, the Committee used the percentage ranges of base salary set out in the table below as guidelines for the total value of the equity award as a percentage of each NEO's base salary. The ranges used as guidelines did not change from 2009. The actual total value of the equity award was determined using a percentage increase over the prior year's award. When setting the percentage increase, the Committee considered the amount of the prior year's total equity award to each NEO, the percentage of the NEO's total compensation that would be reflected by the equity award, the change in total compensation for the NEO compared to the prior year, and equity awards to each NEO in recent years, and whether the total value of the equity award fell within the guidelines, but no single factor or combination of factors was determinative in setting the percentage increase. For 2010, the Committee used a 3% increase in the total value of the equity award for each of the NEOs. The "Grants of Plan-Based Awards" table on page 41 shows the actual grants and awards for 2010.

Name	2010 Actual % of Base Salary Awarded	2010 % of Base Salary Guideline Range
Krueger	148.9%	130-170%
Grimes	86.6%	80-110%
Linton	74.6%	50-80%
McBreen	81.9%	50-80%
Zwiers	81.9%	50-80%

The restricted stock award, not including performance shares, was approximately 60%, and the stock option grants were approximately 40%, of the combined value of the equity awarded to each NEO. These were the same approximate percentages as in 2009 and in the past five years. The Committee believed this mix was appropriate based on the fact that restricted stock promotes retention and stock options incentivize stock price performance.

Compensation Consultant and Market Comparisons

In 2009, the Compensation Committee engaged Towers Watson & Co. ("Towers Watson") to provide general market data that management and the Compensation Committee used in evaluating 2010 compensation levels. Towers Watson provided general market data and did not advise or make recommendations with respect to the amount or form of executive or director compensation for 2010. The Company retained Towers Watson in 2010 to provide advice and recommendations with respect to the amount and form of executive compensation for 2011. The Company also retained Towers Watson to provide actuarial services in 2010.

For 2010, the Company used the following peer group (the "Peer Group"):

Brown Shoe Co. Inc.	Jones Apparel Group Inc.	Steven Madden, Ltd.
Collective Brands, Inc.	K-Swiss, Inc.	Timberland Co.
Columbia Sportswear Co.	Kenneth Cole Productions Inc.	
Deckers Outdoor Corp.	Rocky Brands, Inc.	
Genesco Inc.	Skechers USA Inc.	

The Committee uses survey and Peer Group information as a market check, but survey and Peer Group information are not material factors in setting NEO compensation. The Committee believes that compensation levels in the footwear, apparel and retail industries typically exceed levels reported in general industry surveys. The Committee also considers information the Company learns through recruiting NEOs and the experience levels and responsibilities of NEOs prior to joining the Company, as reference points in setting NEO compensation.

Other Compensation Policies and Practices

Equity Grant Practices

The dates of the Compensation Committee's and Board's February meetings, at which annual grants are made, generally are scheduled at least one year in advance. The Compensation Committee also has delegated to the CEO the authority to award restricted stock and grant stock options to employees, other than himself and other NEOs, during the Company's 2011 fiscal year to recognize outstanding performance by employees. The restricted stock awards may not exceed 17,000 shares in aggregate and the stock options 10,580 options in aggregate.

NEO Stock Ownership Guidelines

Through stock ownership guidelines, the Company requires that NEOs maintain a minimum stock ownership level (including, for up to 50% of the applicable ownership requirement, restricted stock awards and performance shares but not stock options) to align further the interests of these individuals with the stockholders.

Covered Positions	Guideline
CEO	5x Annual Base Salary
Other NEOs	2x Annual Base Salary

Each NEO must meet the ownership requirement by the end of the fifth year after he or she becomes subject to the guidelines. All NEOs who have been with Wolverine for at least five years meet the ownership requirement.

Perquisites

The Company provides limited perquisites to NEOs in order to provide a competitive total compensation package. These include reimbursement for basic tax, financial planning and estate planning services. The Company does not provide gross ups to the NEOs for the taxes due on the value of the perquisites.

Retirement and Welfare Benefits

The NEOs participate in Wolverine's medical and dental plans and receive life and disability insurance. Subject to variations to account for requirements in local jurisdictions, variances in local compensation structure (for example, as applicable to Wolverine's employees in the United Sates versus certain overseas offices), and to requirements under collective bargaining agreements, all Wolverine employees receive the same health and welfare benefit opportunities. The NEOs also participate in the Wolverine Employees' Pension Plan (a defined benefit plan) and the Wolverine World Wide, Inc. 409A Supplemental Executive Retirement Plan (an unfunded, non-qualified plan). For a description of the benefits under Wolverine's retirement plans, see "Pension Plans and 2010 Pension Benefits" below.

Impact of Accounting and Tax Treatments on Compensation

Section 162(m) of the Internal Revenue Code provides that publicly held companies may not deduct compensation paid to the CEO and the three next most highly-paid executive officers (other than the CFO) in excess of $1,000,000 annually, with certain exceptions for qualified "performance-based" compensation. Wolverine has obtained stockholder approval of the Annual Bonus Plan, the LTIP, and its stock incentive plans, to permit certain amounts payable under these plans to qualify as "performance-based" compensation for purposes of Section 162(m). Incentives under these plans, other than time-based restricted stock awards, were not included in the $1,000,000 limit for purposes of calculating Wolverine's deduction for compensation paid to its NEOs for 2010. Wolverine does not require all of its compensation programs to be fully deductible under Section 162(m) because Wolverine believes it is important to preserve flexibility in administering compensation programs in a manner designed to promote varying corporate goals. Wolverine may pay certain compensation that does not qualify as performance-based compensation.

Post-Employment Compensation

Each NEO is party to an Executive Severance Agreement that provides for certain payments and benefits upon termination of employment after a change in control of Wolverine. The Board believes Executive Severance Agreements will promote management stability during the transition period accompanying a change in control. Each NEO is eligible to receive compensation if his or her employment is terminated within two years (Messrs. Grimes, McBreen, Zwiers and Ms. Linton) or three years (Mr. Krueger) following a change in control of Wolverine. The Compensation Committee believes this "double trigger" requirement of (1) change in control, and (2) termination of employment, is appropriate because a change in control does not materially harm an NEO unless the Company also terminates his or her employment. None of the

Executive Severance Agreements requires an NEO to mitigate payments by seeking employment, but they do reduce compensation paid during the fourth and later months after termination by an amount equal to any other compensation earned by the NEO during that period. An NEO does not receive payment under the Executive Severance Agreement if his or her employment terminates:

- due to death or retirement in accordance with Wolverine's policy or as otherwise agreed;
- for cause or disability; or
- by resignation of the NEO for other than "good reason," which includes the assignment of duties inconsistent with the NEO's status as a senior executive officer or the duties performed by the NEO immediately before a change in control, a reduction in the NEO's annual base salary or relocation of the NEO.

All NEOs also may be eligible under Wolverine's retirement plans or equity plans to receive certain payments and benefits upon termination of employment or in connection with a change in control. The Compensation Committee believes that such single-trigger accelerated vesting is appropriate, because by protecting a significant component of the NEO's total compensation the acceleration of equity vesting (1) mitigates potential conflicts of interest that might arise between the NEOs and the stockholders, and (2) serves as a substantial incentive for those NEOs to obtain the highest possible value for the stockholders if the Company becomes an acquisition target. The Compensation Committee also retains the discretion to modify or eliminate the accelerated vesting.

Mr. Krueger also is party to a Separation Agreement under which he receives certain payments and benefits if the Company terminates his employment other than for "cause" or if he terminates his employment for "good reason." The Compensation Committee determined upon appointing Mr. Krueger as CEO that given the Company's strategic initiatives the Board had asked him to lead, it was appropriate for the Company to enter into a separation arrangement. You will find information on benefits payable to Mr. Krueger and each other NEO and the specific elements comprising the payment under the Separation Agreement, Executive Severance Agreements, and other retirement and equity plans of Wolverine, in the "Potential Payments Upon Termination or Change in Control" section of this proxy statement.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the information provided under the heading "Compensation Discussion and Analysis." Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Company include the Compensation Discussion and Analysis section in this proxy statement and incorporate it by reference into the Company's Annual Report on Form 10-K.

Respectfully submitted,

Michael A. Volkema (Chairperson), William K. Gerber, Joseph R. Gromek, David T. Kollat

2010 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1]	Bonus[1,2]	Stock Awards[3,8]	Option Awards[4]	Non-Equity Incentive Plan Compensation[1,5,8]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6]	All Other Compensation[7]	Total[8]
Blake W. Krueger, Chairman, CEO and President	2010	$767,308	$172,644	$1,437,675	$452,264	$1,871,494	$1,605,769	$16,212	$6,323,366
	2009	$735,000	$124,031	$1,591,179	$409,584	$1,360,231	$1,568,139	$12,792	$5,800,596
	2008	$728,269	$117,980	$501,000	$335,736	$1,144,545	$537,240	$11,592	$3,376,362
Donald T. Grimes, Senior Vice President, CFO, Treasurer and Chief Accounting Officer[9,10]	2010	$397,115	$57,344	$467,425	$138,267	$538,576	$61,859	$13,400	$1,673,986
	2009	$385,000	$38,981	$510,665	$127,995	$337,971	$43,539	$45,970	$1,490,121
	2008	$222,115	$20,990	$155,540	$107,819	$156,322	$11,392	$138,943	$813,121
Pamela L. Linton, Senior Vice President, Global Human Resources[10]	2010	$300,077	$30,383	$271,200	$91,951	$334,382	$100,096	$7,635	$1,135,724
	2009	$292,000	$30,660	$309,588	$81,064	$251,165	$82,369	$9,776	$1,056,622
	2008	$282,308	$22,867	$137,775	$89,530	$170,301	$39,409	$7,750	$749,937
Michael F. McBreen, President, Global Operations Group[10,11]	2010	$345,192	$38,834	$354,175	$103,530	$380,889	$38,577	$9,753	$1,270,950
	2009	$325,000	$29,250	$383,110	$89,567	$180,432	$27,476	$21,549	$1,056,414
James D. Zwiers, Senior Vice President and President, Outdoor Group	2010	$388,462	$43,702	$467,425	$138,267	$487,791	$112,175	$19,341	$1,657,163
	2009	$327,308	$29,458	$382,708	$92,290	$331,731	$111,020	$14,066	$1,288,581
	2008	$283,462	$50,512	$137,775	$89,530	$179,259	$10,896	$10,395	$761,829

1 Includes any amounts deferred under the Company's qualified 401(k) plan.

2 Includes amounts earned under the Individual Performance Bonus Plan.

3 Includes restricted stock grants and performance share grants. Restricted stock was valued in the table above using the closing market price of Wolverine common stock on the NYSE on the date of grant. Performance shares granted in 2010 were valued in the table above using the closing market price of Wolverine common stock on the NYSE on the date of grant assuming performance between target (100% payout) and goal (150% payout) level. Under FASB ASC Topic 718, the Company used target (100% payout) performance level assumptions for financial reporting purposes at the time of the 2010 performance share grant. The aggregate grant date fair value of performance shares granted in 2010, assuming payout at maximum (stretch) performance, for each NEO (and, in parenthesis, the grant date fair value of performance share grants for 2010 using maximum (stretch) performance assumptions plus grant date fair value of restricted stock grants for 2010) would have been: $1,197,725 ($1,872,725) for Mr. Krueger; $412,125 ($617,125) for Mr. Grimes; $217,800 ($350,300) for Ms. Linton; $324,550 ($472,050) for Mr. McBreen; and $412,125 ($617,125) for Mr. Zwiers. For additional valuation assumptions, see the "Stock-Based Compensation" heading under Note 1 to Wolverine's Financial Statements for the fiscal year ended January 1, 2011.

4 Represents the aggregate grant date fair value of stock options granted in the years shown, calculated in accordance with FASB ASC Topic 718. Stock options were valued using the Black-Scholes model. For additional valuation assumptions, see the Stock-Based Compensation heading under Note 1 to Wolverine's Consolidated Financial Statements for the fiscal year ended January 1, 2011.

5 Includes the amounts, listed in the table below, which the NEOs earned in 2010 and the Company paid in February 2011 for the 3-Year Bonus with a performance period ending in 2010, and amounts the NEOs earned in 2010 and the Company paid in February 2011 under the Annual Bonus Plan.

Name	3-Year Bonus (2008-2010)	2010 Annual Bonus Plan Payout	Total Non-Equity Incentive Plan Compensation
Krueger	$567,071	$1,304,423	$1,871,494
Grimes	$167,273	$371,303	$538,576
Linton	$108,412	$225,970	$334,382
McBreen	$127,089	$253,800	$380,889
Zwiers	$157,599	$330,192	$487,791

6 All amounts in this column reflect the aggregate change in the actuarial present value of the NEOs' accumulated benefits under the Wolverine Employees' Pension Plan and Wolverine World Wide, Inc. 409A Supplemental Executive Retirement Plan. The amounts in the table were determined using assumptions consistent with those used in Wolverine's Consolidated Financial Statements for fiscal year 2010. See the "Pension Plan and 2010 Pension Benefits" section starting on page 44. The changes in the pension and SERP amounts from 2009 to 2010 are the result of changes in the NEOs' years of service and various accounting assumptions, and are unrelated to any compensation decision by the Compensation Committee in 2010.

7 The amounts listed in this column for 2010 include Wolverine's matching contributions to the accounts of the NEOs under Wolverine's 401(k) Money Accumulation Plan, payments made by Wolverine for the premiums on certain life insurance policies, and tax and estate planning services in the amounts listed in the table below.

Name	401(k) Match	Life Insurance Premiums	Tax and Estate Planning
Krueger	$7,350	$3,842	$5,020
Grimes	$7,350	-	$6,050
Linton	$7,350	-	$285
McBreen	$7,350	$2,403	-
Zwiers	$7,350	$2,851	$9,140

8 The Company changed its 3-Year Bonus program from a cash-based program to a performance share-based program in 2009. Because of this change, the amounts reported as compensation for each NEO in 2009 and 2010 include awards for two three-year periods. Each NEO's 2010 compensation includes his or her: 2008-2010 awards, which were earned in 2010 and paid in cash (reported in the "Non-Equity Incentive Plan Compensation" column); and 2010-2012 awards, which were issued as performance share grants in 2010 (reported in the "Stock Awards" column). Restrictions on the shares issued under the 2010 performance share grant will lapse in 2013, if at all, based on the Company's performance in the 2010-2012 period. Excluding the grant date fair market value of the 2010 performance share grant, total compensation for 2010 for each NEO would be as follows: $5,560,691 for Mr. Krueger; $1,411,561 for Mr. Grimes; $997,024 for Ms. Linton; $1,064,275 for Mr. McBreen; and $1,394,738 for Mr. Zwiers.

9 Effective May 27, 2008, the Board of Directors appointed Donald T. Grimes as Senior Vice President, Chief Financial Officer, Treasurer and Chief Accounting Officer.

10 Mr. Grimes, Ms. Linton and Mr. McBreen are not yet vested in their benefits under the Wolverine Employees' Pension Plan or Wolverine World Wide, Inc. 409A Supplemental Executive Retirement Plan, but the amount reported under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" assumes that each is fully vested.

11 Mr. McBreen's employment with Wolverine began in June 2008.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2010

The following table provides information concerning each grant of an award made to the NEOs in fiscal year 2010:

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards[2]						
Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards[5] ($/Share)	Grant Date Fair Value[6] ($)
Krueger	Annual Bonus		$329,375	$658,750	$1,317,500							
	FY10-FY12 Performance Shares	2/10/10				11,977	23,955	47,909				$762,675
	Stock Option	2/10/10								66,400	$25.00	$452,264
	Restricted Stock	2/10/10							27,000			$675,000
Grimes	Annual Bonus		$93,500	$187,000	$374,000							
	FY10-FY12 Performance Shares	2/10/10				4,212	8,243	16,485				$262,425
	Stock Option	2/10/10								20,300	$25.00	$138,267
	Restricted Stock	2/10/10							8,200			$205,000
Linton	Annual Bonus		$57,758	$115,515	$231,030							
	FY10-FY12 Performance Shares	2/10/10				2,178	4,356	8,712				$138,700
	Stock Option	2/10/10								13,500	$25.00	$91,951
	Restricted Stock	2/10/10							5,300			$132,500
McBreen	Annual Bonus		$74,375	$148,750	$297,500							
	FY10-FY12 Performance Shares	2/10/10				3,246	6,491	12,982				$206,675
	Stock Option	2/10/10								15,200	$25.00	$103,530
	Restricted Stock	2/10/10							5,900			$147,500
Zwiers	Annual Bonus		$85,000	$170,000	$340,000							
	FY10-FY12 Performance Shares	2/10/10				4,121	8,243	16,485				$262,425
	Stock Option	2/10/10								20,300	$25.00	$138,267
	Restricted Stock	2/10/10							8,200			$205,000

1 Estimated payout levels relating to each NEO's participation in the Annual Bonus Plan. For a description of this Plan and the payout under it, see pages 28-32.

2 Estimated payout levels of performance shares granted under the Amended and Restated Stock Incentive Plan of 2005 relating to each NEO's participation in the 3-Year Bonus (Fiscal 2010-2012). Following the end of the 2010-2012 performance period, restrictions may lapse on some, all or none of the performance shares depending upon the Company's achievement of the relevant performance criteria. The Company accrues, but does not pay, dividends on the performance shares during the performance period. At the end of the performance period, the Company will pay to the NEO the accrued dividends (if any) on the performance shares for which the restrictions lapse. For a description of this Plan and the payout under it, see pages 32-35.

3 The Company awarded restricted stock awards under the stockholder-approved stock incentive plans for all NEOs. The restrictions on 25% of the shares received under the awards reflected in this column normally lapse on the third anniversary of the date of the award, with the restrictions on an additional 25% of the shares lapsing on the fourth anniversary and the restrictions with respect to the remaining 50% of the shares lapsing on the fifth anniversary. All restrictions on shares of restricted stock lapse upon an NEO's death, disability or voluntary termination after attaining age 62 or age 50 with seven years of service. In the event of a change in control, as described under the "Benefits Upon a Change in Control Only" heading on page 48, restrictions lapse on all shares. Holders of restricted stock are entitled to receive dividends and to vote.

4 The Company granted stock options under the Amended and Restated Stock Incentive Plan of 2005 for all NEOs. Stock options granted to NEOs vest ratably over three years beginning on the first anniversary of the grant date and have a term of ten years. Stock option vesting may accelerate upon certain events, including retirement, death, disability or a change in control of Wolverine.

5 The exercise price is equal to the closing market price of shares of Wolverine common stock on the date of grant.

6 Represents the grant date fair value for stock options, and award date fair value for performance share and restricted stock awards, made in fiscal year 2010, computed as described in footnotes 3 and 4 to the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END

The following table provides information concerning unexercised options and stock awards that have not vested for each NEO outstanding as of January 1, 2011:

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other rights That Have Not Vested ($)
Krueger	Various					106,650	$3,400,002		
	Various							111,730	$3,561,952
	12/27/2004	6,010	-	$20.73	3/4/2011				
	12/14/2004	1,081	-	$20.50	2/13/2012				
	2/12/2003	22,500	-	$10.51	2/12/2013				
	2/14/2002	2,474	-	$10.29	2/14/2012				
	2/18/2004	23,063	-	$15.37	2/18/2014				
	4/22/2004	24,180	-	$17.91	3/4/2011				
	10/25/2004	15,030	-	$20.08	2/11/2013				
	10/25/2004	24,153	-	$20.08	2/13/2012				
	2/9/2005	26,200	-	$23.04	2/8/2015				
	12/14/2004	967	-	$20.50	3/4/2011				
	12/27/2004	6,303	-	$20.73	2/17/2014				
	12/27/2004	2,269	-	$20.73	2/18/2014				
	2/15/2006	26,650	-	$22.47	2/14/2016				
	2/7/2007	36,896	-	$30.26	2/6/2017				
	4/19/2007	6,700	-	$29.47	4/18/2017				
	2/6/2008	40,000	20,000	$25.05	2/5/2018				
	2/10/2009	32,000	64,000	$17.11	2/9/2019				
	2/10/2010	-	66,400	$25.00	2/9/2020				
Grimes	Various					25,700	$819,316		
	Various							37,976	$1,210,675
	5/27/2008	10,667	5,333	$28.28	5/26/2018				
	2/10/2009	10,000	20,000	$17.11	2/9/2019				
	2/10/2010	-	20,300	$25.00	2/9/2020				
Linton	Various					18,800	$599,344		
	Various							20,868	$665,272
	2/6/2008	10,667	5,333	$25.05	2/5/2018				
	2/10/2009	6,334	12,666	$17.11	2/9/2019				
	2/10/2010	-	13,500	$25.00	2/9/2020				
McBreen	Various					20,400	$650,352		
	Various							29,108	$927,963
	7/9/2008	10,667	5,333	$23.04	7/8/2018				
	2/10/2009	7,000	14,000	$17.11	2/9/2019				
	2/10/2010	-	15,200	$25.00	2/9/2020				

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options Exercisable (#)	Option Awards: Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Awards: Option Exercise Price ($)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested[2] (#)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested[3] ($)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#)	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other rights That Have Not Vested ($)
Zwiers	Various					26,425	$842,429		
	Various							32,253	$1,028.226
	2/12/2003	5,675	-	$10.51	2/11/2013				
	2/18/2004	6,525	-	$15.37	2/18/2014				
	12/20/2004	94	-	$20.80	3/4/2011				
	12/20/2004	228	-	$20.50	2/13/2012				
	12/20/2004	1,606	-	$20.80	2/17/2014				
	12/14/2004	114	-	$20.50	3/4/2011				
	12/9/2005	8,600	-	$23.04	2/8/2015				
	2/15/2006	8,600	-	$22.47	2/14/2016				
	2/7/2007	7,600	-	$30.26	2/6/2017				
	2/6/2008	10,667	5,333	$25.05	2/5/2018				
	2/10/2009	6,334	12,666	$17.11	2/9/2019				
	4/22/2009	667	1,333	$21.79	4/21/2019				
	2/10/2010	-	20,300	$25.00	2/9/2020				

1 All unexercisable options become exercisable on the vesting date. The normal vesting period for options is one-third of the shares on each of the first three anniversaries of the date of the grant. Full vesting occurs on the third anniversary date of the grant. Stock option vesting may accelerate upon certain events, including retirement, death, disability or a change in control of Wolverine, as further described in the "Grants of Plan Based Awards" section.

2 The following table sets forth the vesting dates for the unvested restricted stock awards of each NEO as of January 1, 2011:

Named Executive Officer	Vesting Date	Number of Shares to Vest
Krueger	2/6/2011	5,000
	2/7/2011	3,475
	2/15/2011	7,500
	4/19/2011	575
	2/6/2012	5,000
	2/7/2012	6,950
	2/10/2012	10,000
	4/19/2012	1,150
	2/6/2013	10,000
	2/10/2013	16,750
	2/10/2014	26,750
	2/10/2015	13,500
Grimes	5/27/2011	1,375
	2/10/2012	3,000
	5/27/2012	1,375
	2/10/2013	5,050
	5/27/2013	2,750
	2/10/2014	8,050
	2/10/2015	4,100

Named Executive Officer	Vesting Date	Number of Shares to Vest
Linton	2/6/2011	1,375
	2/6/2012	1,375
	2/10/2012	2,000
	2/6/2013	2,750
	2/10/2013	3,325
	2/10/2014	5,325
	2/10/2015	2,650
McBreen	7/9/2011	1,375
	2/10/2012	2,250
	7/9/2012	1,375
	2/10/2013	3,725
	7/9/2013	2,750
	2/10/2014	5,975
	2/10/2015	2,950
Zwiers	2/6/2011	1,375
	2/7/2011	675
	2/15/2011	1,700
	2/6/2012	1,375
	2/7/2012	1,350
	2/10/2012	2,000
	4/22/2012	250
	2/6/2013	2,750
	2/10/2013	4,050
	4/22/2013	250
	2/10/2014	6,050
	4/22/2014	500
	2/10/2015	4,100

3 The dollar values are calculated using a per share stock price of $31.88, the closing price of Wolverine common stock as of the end of fiscal year 2010.

4 Following the end of the applicable three year performance period, restrictions may lapse on some, all or none of the performance shares depending upon the Company's achievement of the relevant performance criteria.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2010

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting* ($)
Krueger	38,856	$265,857	13,100	$331,598
Grimes	-	-	-	-
Linton	-	-	-	-
McBreen	-	-	-	-
Zwiers	429	$2,728	3,225	$80,844

* The Company calculates the dollar values using the closing price of Wolverine common stock on the date of vesting.

PENSION PLANS AND 2010 PENSION BENEFITS

Wolverine maintains the following defined benefit retirement plans covering NEOs: (1) the Wolverine Employees' Pension Plan ("Pension Plan"), which is a funded and tax-qualified defined benefit plan under the Internal Revenue Code that covers eligible employees, and (2) the Wolverine World Wide, Inc. 409A Supplemental Executive Retirement Plan ("SERP"), which is an unfunded non-qualified plan that covers individuals recommended by the CEO and approved by the Compensation Committee for participation in the

SERP. The following describes the material features of the pensions plans presented in the "Pension Benefits" table.

Qualified Pension Plan

NEOs vest in the Pension Plan after five years of qualifying service. Subject to the limitations imposed by the Internal Revenue Code, the Pension Plan generally pays an NEO a monthly benefit in an amount equal to a percentage of the NEO's final average monthly earnings multiplied by his or her number of years of service. The Pension Plan caps years of service at 25. The percentages are 2.4% for Mr. Krueger and 2.0% for Messrs. Grimes, McBreen and Zwiers and Ms. Linton. "Earnings" as used in this formula generally includes base salary and annual bonus, less social security allowance, and is capped at $245,000, the IRS limit applicable to tax-qualified plans for 2010.

Upon retirement, an NEO participant may elect to receive the benefit in the form of a life annuity, 5- or 10-year certain annuities, or joint and 50% or joint and 100% survivor annuities. The payments are actuarially adjusted based on the election. Any election, other than an election to receive life annuity benefits, reduces the monthly benefit payable. The "normal" retirement age under the plan is age 65. None of the NEOs are eligible to begin drawing early retirement benefits under the Pension Plan.

Supplemental Executive Retirement Plan

Wolverine offers NEOs the opportunity to participate in the SERP, which provides retirement benefits above amounts available under the Company's tax-qualified pension programs. An NEO's SERP benefit generally equals the difference between the NEO's retirement benefit under Pension Plan and the benefits the NEO would have received if there were no cap on earnings when calculating the pension plan benefit. The SERP caps years of service at 25. The SERP also allows a retired NEO who has five years of service to draw earlier (beginning at age 55) and on different terms than under the Pension Plan. An NEO's earnings percentage multiplier is the same under the SERP as it is under the Pension Plan. The Compensation Committee may grant additional deemed years of service to an NEO, subject to the cap of 25 years. Under Mr. Krueger's compensation arrangement as CEO, he is credited with an additional deemed year of service under the SERP for each year he serves as CEO until he reaches the 25-year cap. The full benefit of any additional years of deemed service is paid under the SERP.

If a retired NEO draws the SERP benefit prior to age 65, the reduction factor is 0.333% for each month prior to age 60, and 0.1666% for each month between age 60 and age 65. As of the end of fiscal year 2010, Mr. Krueger was the only NEO eligible to retire and begin drawing early retirement benefits under the SERP.

SERP benefits are paid monthly, and the SERP has a lump sum payment option in the event of death or termination of employment after a change in control. The SERP also includes a disability benefit and a death benefit payable to the NEO's designated beneficiary if the NEO dies before retiring. The SERP provides for lump sum payments to participating NEOs if, within two years (Messrs. Grimes, McBreen, Zwiers and Ms. Linton) or three years (Mr. Krueger) after a change in control the NEO resigns for good reason or is terminated by Wolverine other than for cause or due to death or disability.

The SERP also contains non-competition, confidentiality and employee non-solicitation provisions in favor of Wolverine. Under the SERP non-competition provisions, an NEO is not entitled to any benefit payment if, prior to the date on which such benefit payment is due, the participant enters into certain relationships with a competing business. If the NEO's employment is terminated for serious misconduct or if Wolverine cannot collect under an insurance policy purchased to fund SERP benefits for certain reasons, the Company may terminate an NEO's benefits under the SERP. Wolverine may terminate the SERP or stop further accrual of SERP benefits for a participating NEO at any time, but termination will not affect previously accrued benefits.

Pension Benefits in Fiscal Year 2010

The following table provides for each NEO certain information concerning each plan that provides for payments or other benefits at, following, or in connection with retirement:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
Krueger	Pension Plan	15	$624,324	-
	SERP[2]	22	$4,577,365	-
Grimes	Pension Plan[3]	3	$62,100	-
	SERP[3]	3	$54,756	-
Linton	Pension Plan[3]	3	$135,380	-
	SERP[3]	3	$86,495	-
McBreen	Pension Plan[3]	3	$53,755	-
	SERP[3]	3	$19,255	-
Zwiers	Pension Plan	13	$195,712	-
	SERP	13	$151,588	-

1 These values are as of January 1, 2011, and are calculated assuming the participants will commence their benefits at age 65 (in the form of the annuity elected by the NEO) and use the 2010 PPA static mortality tables and a 5.94% interest rate.

2 The present value of Mr. Krueger's accumulated benefit under the SERP has increased by $1,655,081 as a result of three additional service years that were granted to him under the SERP in 1996 in recognition of his service as a member of Wolverine's executive team for three years before becoming a participant in the SERP, and four additional deemed years of service granted as part of Mr. Krueger's CEO compensation. The present value of Mr. Krueger's SERP benefit would be $2,922,284 if 15 service years was used to calculate his benefit.

3 Messrs. Grimes, McBreen and Ms. Linton are not vested in the pension plan or the SERP. The amount in the table was calculated using the assumption that each of them was fully vested.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Wolverine has entered into an Executive Severance Agreement with each of the NEOs that provides certain rights including the right to receive payments in the event of a termination of employment in connection with a change in control. The Company also has entered into an agreement with Mr. Krueger regarding certain termination benefits in the event of termination of his employment under certain circumstances.

Benefits Triggered by Termination for Cause or Voluntary Termination

An NEO is not entitled to receive any additional forms of severance payments or benefits upon termination for cause or upon the NEO's voluntary decision to terminate employment with Wolverine prior to being eligible for retirement.

Benefits Triggered by Termination Other Than for Cause or by the NEO for Good Reason

Mr. Krueger entered into a Separation Agreement on March 13, 2008, which states that upon termination of his employment other than termination by Wolverine for Cause or termination by Mr. Krueger without Good Reason, as such terms are defined in the Separation Agreement, Wolverine will pay Mr. Krueger the following payments in exchange for a general release in favor of Wolverine: (1) continued base salary for 18 months (reduced by payments he receives if he is employed by a Competing Business, as defined in the Separation Agreement); (2) a lump sum pro rata portion of the annual incentive bonus and the long-term bonus for all uncompleted performance periods based on actual corporate performance for the applicable performance periods; (3) a lump sum pro rata portion of the annual discretionary bonus relating to personal performance objectives; (4) retiree medical benefits for Mr. Krueger, his spouse and dependents for a period starting on the day after the termination date and ending on the last day of the 18th month following the month in which the termination date falls; and (5) with respect to any triggering termination occurring before Mr. Krueger's 60th birthday, either a waiver of the three-year non-competition clause in the SERP or a lump sum payment of 36 months' base salary. Mr. Krueger also will be paid any annual incentive bonus and long-term incentive bonus earned but not paid prior to his termination.

"Cause" generally is defined in Mr. Krueger's Separation Agreement to mean: (1) any act or omission knowingly undertaken or omitted with the intent of causing material damage to Wolverine; (2) any intentional act involving fraud, misappropriation or embezzlement, that causes material damage to Wolverine; (3) repeated willful failure to substantially perform any of his significant duties as reasonably directed by the Board of Directors of Wolverine; (4) a conviction (including any plea of guilty or nolo contendere) of any criminal act that (a) results in the executive serving prison time and not being able to perform the normal duties of his position for more than thirty (30) days; or (b) causes material damage to Wolverine; or (5) chronic or habitual use or consumption of drugs or alcohol that causes material damage to Wolverine.

"Good Reason" generally is defined in Mr. Krueger's Separation Agreement to mean: (1) a material reduction in base compensation, including a reduction in base salary or opportunities under Wolverine's bonus plans or equity plans (other than those implemented for the executive team as a whole); (2) a material reduction in authority, duties, or responsibilities; (3) a requirement to report to a Company officer or employee instead of reporting directly to the Board of Directors; or (4) certain relocations, other than those related to a change in the location of Wolverine's headquarters affecting a majority of the executive team.

Benefits Triggered Upon a Change in Control

Benefits Upon Termination Following a Change in Control. Under the Executive Severance Agreements entered into with the NEOs, payments and benefits are triggered when Wolverine terminates employment without "cause" or when an executive terminates employment for "good reason" within two years (Messrs. Grimes, McBreen, Zwiers and Ms. Linton) or three years (Mr. Krueger) following a change in control of Wolverine.

Wolverine pays the lump sum severance payment under the Executive Severance Agreement, and the payment is composed of the following: (1) unpaid base salary, benefit awards (including both cash and stock) and bonus payments that have been earned; (2) in lieu of a bonus payment under the Annual Bonus Plan, an amount equal to the number of days the NEO was employed by Wolverine in the year of termination divided by the number of days in the year multiplied by 100% of the greater of either (a) the bonus awarded to the NEO under an Annual Bonus Plan for the preceding year or (b) the average paid to the NEO over the preceding two-year period under an Annual Bonus Plan; (3) in lieu of payments under the various three-year performance periods, an amount equal to the bonus the NEO would have received based on actual and assumed performance measures, multiplied by the number of days the NEO participated in the performance period prior to the termination, divided by the total number of days in the performance period (in determining the earnings per share or other performance measures that can be determined annually for any year subsequent to the year of termination, performance will equal the level required to attain the maximum goal under the three year plan for that year); (4) either two (Messrs. Grimes, McBreen, Zwiers and Ms. Linton) or three (Mr. Krueger) times the sum of (a) the NEO's highest annual rate of base salary during the 12-month period prior to termination; and (b) the greater of the average amount earned by the NEO during the previous two years or the previous year under the Annual Bonus Plan; (5) 100% of the positive spread for any options held by the NEO whether or not vested; (6) an excise tax gross-up adjustment; and (7) the present value of an additional three years of deemed service under the retirement plans. Upon a termination of employment in connection with a change of control, Wolverine will maintain for up to six months the employee benefit plans, programs or arrangements that the NEO was entitled to participate in immediately prior to the termination date. Wolverine will provide outplacement services through the last day of the second calendar year following the calendar year of termination. The

Compensation Committee has determined that Wolverine will not provide excise tax gross-up payments in future employment agreements.

"Change in control" under the Executive Severance Agreements generally means certain changes in composition of the Board of Directors, certain acquisitions of 20% or more of Wolverine's common stock or combined outstanding voting power of Wolverine, and other specified reorganizations, mergers, consolidations, liquidations, dissolutions or distributions of substantial assets (unless such transactions result in the creation of an entity in which at least 50% of the common stock and combined voting power is owned by the owners of record prior to the transaction, no single stockholder owns more than 20% of the combined voting power and a majority of the board remains unchanged).

"Cause" is defined under the Executive Severance Agreements to generally mean the willful and continued failure to substantially perform duties or willfully engaging in gross misconduct that is injurious to Wolverine.

"Good Reason" is defined under the Executive Severance Agreements generally to mean: (1) any materially adverse change in position, duties, responsibilities or title or any removal, involuntary termination or failure to re-elect an officer; (2) a reduction in annual base salary; (3) any relocation or requirement to substantially increase business travel; (4) the failure to continue providing any executive incentive plans or bonus plans; (5) the failure to continue any employee benefit plan or compensation plan unless a comparable plan is available; (6) the failure to pay any salary, bonus, deferred compensation or other compensation; (7) the failure to obtain an assumption agreement from any successor; (8) any purported termination of the employment which is not effected in a manner prescribed by the Executive Severance Agreement; or (9) any other material breach by Wolverine or a successor of its obligations under the Executive Severance Agreement.

Benefits Upon a Change in Control Only. Under the stockholder-approved equity plans, upon a change in control of Wolverine, all of each NEO's outstanding stock options become immediately exercisable in full and will remain exercisable during their remaining term, regardless of whether the NEO remains in the employ or service of Wolverine. The Compensation Committee may determine that one or all of the NEOs shall receive cash in an amount equal to the positive spread amount. In addition, all other outstanding incentive awards of the NEOs, including shares of restricted stock, become immediately and fully vested and non-forfeitable upon a change in control of Wolverine. Change in control for this purpose generally means certain changes in the composition of the Board of Directors, certain acquisitions of 20% of Wolverine's common stock and other specified reorganizations, mergers, consolidations, liquidations, dissolutions or dispositions of substantial assets.

Benefits Triggered by Retirement, Death or Permanent Disability

Pension Plan. In the event of death before retirement, the Pension Plan provides the surviving spouse of a vested NEO participant a death benefit equal to the qualified pre-retirement survivor annuity as defined in the Internal Revenue Code (generally 50% of the participant's accrued normal retirement benefit). This benefit is paid annually to the surviving spouse beginning when the NEO participant would have turned 60 and continues for the life of the surviving spouse. For NEO participants with at least three years of service as of December 31, 2003, and who have at least 10 years of service and are employed by Wolverine at the time of death, the amount of the survivor benefit under the Pension Plan is calculated as though the NEO participant had continued as an employee of Wolverine until age 65 at the compensation level as of the date of death and the benefit begins upon the date of death, unreduced for early commencement. The survivor benefit for NEO participants who meet all the criteria set forth in the preceding sentence, but who die when they are not employed by Wolverine are entitled to a joint and survivor benefit commencing upon the date of death, unreduced for early commencement.

SERP. If an NEO dies before beginning to receive benefits under the SERP, Wolverine must (based on the current elections by all of the NEOs) pay the beneficiary a lump sum death benefit equal to the present value of the benefit computed as if the NEO participant had retired on the date of death, had begun receiving benefits at age 55 and had continued to receive benefits for the remainder of the participant's life expectancy. If the participant dies after beginning to receive benefit payments, benefits cease unless the

NEO participant was receiving benefits in the form of one of the joint and survivor annuity optional elections under the plan or had elected benefits in a form that provides for a continuation of benefits.

If an NEO becomes totally and permanently disabled, the SERP provides a disability benefit equal to 60% of the normal retirement accrued benefit based upon years of service up to the date that the NEO participant became disabled through the date the NEO participant reaches age 65 (at which point, the NEO participant would begin drawing full SERP benefits) or is no longer disabled.

Incentive Compensation Plans. Upon termination of employment at least six months after the beginning of a fiscal year due to death, disability or early or normal retirement, an NEO is entitled to receive a pro rata portion of any Annual Bonus award earned under the Annual Bonus Plan based on the NEO's service during such fiscal year. The Annual Bonus is payable at the same time and in the same manner as awards are paid to other NEOs for the fiscal year. Under the LTIP and for performance shares, upon death, disability or early or normal retirement, an NEO will be eligible to receive a pro rata portion of any award payable under each open performance cycle for which the NEO served at least 12 months. If an award is payable at the end of the performance period, the award is prorated for service during the applicable performance cycle. Any prorated award is payable at the time awards are paid to other NEOs.

Stock Incentive Plans. Upon death, disability or early or normal retirement of the NEO, the restrictions applicable to his or her shares of restricted stock (excluding performance shares) terminate automatically and stock options vest in full if held for more than one year or, if employed for less than one year after the grant, on a percentage basis based on months employed after the grant divided by 12. An NEO is eligible for early retirement under the stock incentive plans upon voluntarily terminating employment after attaining age 50 with seven years of service. Upon death, disability or early or normal retirement of the NEO, the restrictions on performance shares lapse on a prorated basis, based on months employed in the performance period and actual Company performance during the performance period.

Description of Restrictive Covenants that Apply During and After Termination of Employment

The SERP contains non-competition, confidentiality and employee non-solicitation provisions in favor of Wolverine. Under the non-competition provisions of the SERP, the NEO participant will not be entitled to any benefit payment if, prior to the date on which such benefit payment is due, the NEO participant enters into certain relationships with a competing business.

Estimated Payments on Termination or Change in Control

The following table summarizes the potential payments and benefits payable to each of Wolverine's NEOs upon a change in control or termination of employment in connection with each of the triggering events set forth in the table, assuming in each situation that the termination of employment or change in control of Wolverine took place on January 1, 2011. The amounts described below are in addition to benefits that are generally available to the Company's employees such as distributions under the Company's 401(k) savings plan, disability or life insurance benefits and accrued vacation. Due to the many factors that affect the nature and amount of any benefits provided upon the termination events discussed below, any actual amounts paid or distributed to NEOs may be different. Factors that may affect these amounts include timing during the year of the occurrence of the event, Wolverine's stock price and the NEO's age.

The value of the accelerated vesting of unvested equity-based compensation awards was computed using the closing market price ($31.88) of Wolverine's common stock on December 31, 2010, the last business day in the fiscal year. The value for unvested restricted stock is computed by multiplying $31.88 by the number of unvested shares of restricted stock held by the NEO. The value of unvested stock options equals the difference between the exercise price of each option and $31.88. No value was attributed to accelerated vesting of a stock option if its exercise price was greater than $31.88.

Termination Event and Payments/Benefits	Krueger	Grimes	Linton	McBreen	Zwiers
Termination by Company for Cause or Voluntary Termination	-	-	-	-	-
Termination by Company Other Than for Cause or by Executive for Good Reason	$4,159,006[1]	-	-	-	-
Change in Control Termination[2]					
Executive Severance Agreement[3]	$20,367,655	$4,548,405	$3,370,076	$3,191,004	$4,797,853
Benefits under Executive Severance Agreement[4]	$48,836	$46,891	$46,736	$46,390	$48,772
Stock Incentive Plans[5]	$4,938,714	$1,273,579	$915,725	$1,008,852	$1,219,044
Lump sum payment under the SERP[6]	$11,782,099	$357,702	$407,126	$222,607	$461,827
Death					
SERP[7]	$7,492,387	$266,265	$301,827	$175,290	-
Pension Plan[8]	$852,778	-	-	-	$882,081
Stock Incentive Plans[5]	$4,719,115	$1,206,753	$872,095	$960,084	$1,152,219
Earned Incentive Compensation[9]	$2,804,255	$854.544	$509,840	$621,232	$742,943
Disability					
SERP[10]	$6,738,727	$282,942	$265,677	$203,841	$503,609
Stock Incentive Plans[5]	$4,719,115	$1,206,753	$872,095	$960,084	$1,152,219
Earned Incentive Compensation[9]	$2,804,255	$854,544	$509,840	$621,232	$742,943
Retirement					
SERP[11]	See fn 11	See fn 11	See fn 11	See fn 11	See fn 11
Pension Plan[11]	See fn 11	See fn 11	See fn 11	See fn 11	See fn 11
Stock Incentive Plans[5, 12]	$4,719,115	-	-	-	-
Earned Incentive Compensation[12]	$2,804,255	-	-	-	-
Change in Control Only					
Stock Incentive Plans[5]	$4,938,714	$1,273,579	$915,725	$1,008,852	$1,219,044

1 The estimate for Mr. Krueger assumes that the Company waives the non-compete clause in Mr. Krueger's SERP and assumes target performance under the 2009-2011 performance period and 2010-2012 performance period. Actual payout or vesting, if any, would be determined and made at the end of the period. Performance shares assumed to vest for purposes of the estimate for the 2009-2011 and 2010-2012 periods were valued at $31.88, the closing price of the Company's stock on the last business day of 2010. The amount reflected in the table also includes an estimated cost of $10,313 for retiree medical benefits for 18 months and the estimated cost of $25,000 for out-placement services.

2 Payments would be triggered after termination of employment under certain circumstances within two years (Messrs. Grimes, McBreen, Zwiers and Ms. Linton) or three years (Mr. Krueger) following a change in control. The timing of the payment would be delayed to the extent earlier payment would trigger Section 409A of the Tax Code.

3 Includes amounts payable in cash under the terms of the Executive Severance Agreement, excluding the value of the cash payout to each NEO of the option spread for already vested options. See the "Outstanding Equity Awards at Fiscal Year-End" table above for more information regarding each NEO's vested options as of January 1, 2011. The value of unvested options and time-vested restricted shares that vest upon a change in control under the terms of the Company's stock incentive plans are included in the Stock Incentive Plans row.

4 These estimates assume that Wolverine maintains the benefit plans for a period of one year after termination and the out-placement services for a period beginning with the date of termination and ending on the last day of the second calendar year following the calendar year in which the date of termination occurred.

5 Reflects the value of unvested stock options and shares of restricted stock that would vest because of the event. Restricted shares are valued and the option spread determined using a value of $31.88 per share, the closing price of the Company's stock on the last business day of fiscal year 2010.

6 Amounts in this row reflect the entire lump sum benefit payable to each NEO, including any accumulated benefit. For a description of the SERP, see "Supplemental Executive Retirement Plan" under the heading "Pension Plans and 2010 Pension Benefits." The timing of the payment would be delayed to the extent earlier payment would trigger Section 409A of the Tax Code.

7 Amounts in this row reflect the entire lump sum death benefit payable to a participating NEO's beneficiary, including any accumulated benefit.

[8] Amounts reflect the net present value of the annuity paid to the surviving spouse calculated using the same discount rate and mortality assumptions used in the Pension Benefits table. In accordance with the terms of the Pension Plan, the death benefit for Messrs. Krueger and Zwiers was calculated as though the NEO had continued as an employee of Wolverine until age 65 at the compensation level as of the date of death. Mr. Grimes, Mr. McBreen and Ms. Linton were not vested in the Pension Plan as of January 1, 2011, so no death benefit would be payable to any surviving spouse.

[9] Under the Annual Bonus Plan, the LTIP and the terms of performance share awards, each NEO may be eligible to receive a pro rata portion of any award if employment is terminated as a result of the event. The amount reported represents actual payout under the Annual Bonus Plan for fiscal year 2010, actual payout under the 2008-2010 performance cycle of the LTIP, and for the 2009-2011 and 2010-2012 performance cycles, an estimated value of performance shares that would vest at the end of the performance period. Performance shares would vest on a prorated basis based on actual Company performance. For purposes of this estimate, the calculation uses target performance and a $31.88 stock price, the closing stock price at the end of fiscal year 2010.

[10] Amounts in this row reflect the net present value of the annuity using the same discount rate and mortality assumptions used in the Pension Benefits table and assuming the NEO drew the disability benefit until age 65 and then the normal retirement benefit.

[11] See the Pension Benefits table and associated footnotes. The Pension Benefits table describes the general terms of each pension plan in which the NEOs participate, the years of credited service and the present value of each NEO's accumulated pension benefit assuming payment begins at age 65.

[12] Mr. Krueger is the only NEO who was retirement eligible at fiscal year end.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors consists of four directors who are independent under the Company's Director Independence Standards, the NYSE listed company standards, and applicable SEC standards. The Audit Committee represents and assists the Board in fulfilling its oversight responsibility regarding the integrity of Wolverine's financial statements and the financial reporting and accounting process, the systems of internal accounting and financial controls, the performance of the internal audit function and the independent auditors, the qualifications and independence of the independent auditors, the annual independent audit of Wolverine's financial statements, and compliance with legal and regulatory requirements. The Audit Committee is directly responsible in its capacity as a committee of the Board for appointing, retaining, compensating, overseeing, evaluating and terminating (if appropriate) Wolverine's independent auditors. Wolverine's management has primary responsibility for the financial statements and the financial reporting process, including the application of accounting and financial principles, the preparation, presentation and integrity of the financial statements, and the systems of internal controls and other procedures designed to promote compliance with accounting standards and applicable laws and regulations. Wolverine's independent auditors are responsible for expressing an opinion on the conformity of Wolverine's financial statements with generally accepted accounting principles and for auditing the effectiveness of Wolverine's internal control over financial reporting.

The Audit Committee has taken steps to provide assurances regarding Audit Committee composition and procedures, the independence of Wolverine's outside auditors and the integrity of Wolverine's financial statements and disclosures. These steps include: (i) reviewing the Audit Committee Charter; (ii) reviewing the Accounting and Finance Code; (iii) maintaining an Accounting and Auditing Complaint Procedure to allow employees, stockholders and the public to report concerns regarding Wolverine's financial statements, internal controls and disclosures; and (iv) reviewing procedures for the Audit Committee to pre-approve all audit and non-audit services provided by Wolverine's independent auditors.

As part of its supervisory duties, the Audit Committee has reviewed Wolverine's audited financial statements for the fiscal year ended January 1, 2011, and has discussed those financial statements with Wolverine's management, internal financial staff, and the internal auditors and independent auditors with and without management present. The Audit Committee has also reviewed and discussed the following with Wolverine's management, the financial staff, and the internal auditors and independent auditors with and without management present:

- accounting and financial principles and significant assumptions, estimates and matters of judgment used in preparing the financial statements;
- allowances and reserves for accounts receivable, inventories and taxes;

- accounting for acquisitions, pension plans and equity-based compensation plans;
- goodwill impairment analysis; and
- other significant financial reporting issues and practices.

The Audit Committee has discussed with Wolverine's independent auditors the results of the independent auditors' examinations and the judgments of the independent auditors concerning the quality, as well as the acceptability, of Wolverine's accounting principles and such other matters that it is required to discuss with the independent auditors under applicable rules, regulations or generally accepted auditing standards, including the matters required to be discussed by applicable rules of the Public Company Accounting Oversight Board ("PCAOB"). In addition, the Audit Committee has received from the independent auditors the written disclosures and the letter required by the applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence rules and has discussed their independence from Wolverine and Wolverine's management with them, including a consideration of the compatibility of non-audit services with their independence, the scope of the audit and the scope of all fees paid to the independent auditors during the year. After and in reliance upon the reviews and discussions described above, the Audit Committee recommended to Wolverine's Board of Directors that the audited financial statements for the fiscal year ended January 1, 2011, be included in Wolverine's Annual Report on Form 10-K for the year then ended to be filed with the Securities and Exchange Commission.

Respectfully submitted,

Jeffrey M. Boromisa (Chairperson), William K. Gerber, Brenda J. Lauderback, Shirley D. Peterson

INDEPENDENT AUDITOR

Wolverine's Audit Committee has adopted a policy under which the Audit Committee must approve all audit and non-audit services provided by Ernst & Young LLP and which prohibits Ernst & Young LLP from providing any non-audit services that are prohibited by the SEC or the PCAOB. The Company's Audit Committee provides categorical pre-approval before the beginning of each fiscal year for routine and recurring services, with specific service descriptions and budgets. All audit services, internal control-related services, and other services not within the specifically pre-approved service descriptions and budgets require engagement-specific pre-approval. With certain exceptions (such as pre-approval of audit services), the Audit Committee may delegate engagement-specific pre-approval to one or more Committee members. Management must communicate to the Audit Committee at its next regularly scheduled meeting any services approved by a Committee member. Wolverine's Audit Committee pre-approved all fees paid to Ernst & Young LLP for services performed in 2010 and 2009.

The aggregate fees billed by Ernst & Young LLP for audit and non-audit services were:

	2010	2009
Audit Fees[1]	$1,011,100	$991,075
Audit Related Fees[2]	-	-
Total Audit and Audit Related	$1,011,100	$991,075
Tax Fees[3]		
Tax Compliance	$383,819	$506,520
Tax Planning & Advisory	$82,090	$430,240
Total Tax Fees	$465,909	$936,760
All Other Fees[4]	-	-
Total Fees	$1,477,009	$1,927,835

1 "Audit Fees" are comprised of fees for the annual audit, reviews of the financial statements included in Wolverine's Form 10-Q filings, audit of internal control over financial reporting, foreign statutory audits and consultations concerning accounting matters associated with the annual audit.

[2] "Audit Related Fees" are comprised of fees for assurance and related services that were reasonably related to the performance of the audit or a review of the financial statements and that are not reported as Audit Fees above, including accounting research, and employee benefit plan audits.

[3] "Tax Fees" are fees for tax compliance, tax advice and tax planning.

[4] "All Other Fees" are fees for any services not included in the first three categories.

Wolverine's Audit Committee has adopted a policy restricting the Company's hiring of current or former partners or employees of the Company's independent auditors.

ITEM 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has reappointed Ernst & Young LLP as independent auditors for the current fiscal year. As a matter of good corporate governance, the Audit Committee has determined to submit its appointment of Ernst & Young LLP to the Company's stockholders for ratification. If this appointment is not ratified by the holders of a majority of shares present or represented at the annual meeting and entitled to vote on the matter, the Audit Committee will review its future selection of an independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee in its discretion may select different independent auditors any time during the year if it determines that such a change would be in the best interests of the Company and the Company's stockholders.

The Audit Committee reviewed Ernst & Young LLP's performance prior to appointing them as the independent auditors, and considered the:

- historical and recent performance of Ernst & Young LLP on the Company's audit, including the quality of the engagement team and Ernst & Young LLP's experience, client service, responsiveness and technical expertise;
- PCAOB report of selected Ernst & Young LLP audits;
- Ernst & Young LLP's financial strength and performance;
- appropriateness of fees charged; and
- Ernst & Young LLP's familiarity with the Company's accounting policies and practices and internal control over financial reporting.

Ernst & Young LLP, a registered public accounting firm, was the Company's independent auditor for the year ended January 1, 2011. Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from stockholders.

Board Recommendation
The Board recommends that you vote "FOR" ratification of the Audit Committee's selection of the firm of Ernst & Young LLP, Grand Rapids, Michigan, as independent auditor for the Company for the fiscal year 2011.

ITEM 3: ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

The Company is asking its stockholders to indicate their support for Wolverine's NEO compensation, as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives the Company's stockholders the opportunity to express their view on compensation for the Company's NEOs. The say-on-pay vote is advisory and, therefore, not binding on the Company, the Compensation Committee or the Board. The Board and Compensation Committee value the opinions of Wolverine's stockholders and will review and consider the voting results when making future decisions regarding the Company's executive compensation program.

As described above in the "Compensation Discussion and Analysis" section of this proxy statement, the Compensation Committee has structured the executive compensation program to achieve the following key objectives:

» attract and retain talented NEOs who will lead Wolverine and achieve and inspire superior performance;

» provide incentives for achieving specific near-term individual, business unit and corporate goals and reward the attainment of those goals at pre-established levels;

» provide incentives for achieving longer-term financial goals and to reward attaining those goals at pre-established levels; and

» align the interests of NEOs with those of the stockholders through incentives based on increasing stockholder value.

The executive compensation program achieves these objectives, in part, by:

» balancing fixed compensation (base salaries) with performance-based compensation (annual bonuses and long-term incentives);

» rewarding annual performance while maintaining emphasis on longer-term objectives; and

» blending cash, non-cash, long- and short-term compensation components, and current and future compensation components.

In 2010, the Company performed strongly, achieving record performances in annual revenue and earnings per share. The stock price increased to $31.88 at the end of fiscal 2010 from $27.22 at the end of fiscal 2009. Over the past five years, the Company's performance, based on cumulative total stockholder return, has outperformed the S&P SmallCap 600 Index and S&P 600 Footwear Index.

The Company urges stockholders to read the "Compensation Discussion and Analysis" beginning on page 25 of this proxy statement, which describes in more detail how the Company's executive compensation policies and procedures operate and are designed to achieve the Company's compensation objectives. The Company also encourages stockholders to read the Summary Compensation Table and other related compensation tables and narrative, appearing on pages 39 through 44, which provide detailed information on the compensation of the Company's NEOs. The Compensation Committee and the Board of Directors believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving the Company's goals and that the compensation of the Company's NEOs reported in this proxy statement has supported and contributed to the Company's recent and long-term success.

In accordance with recently adopted Section 14A of the Exchange Act, and as a matter of good corporate governance, the Company asks stockholders to approve the following advisory resolution at the 2011 Annual Meeting of Stockholders:

RESOLVED, that the stockholders of Wolverine World Wide, Inc. (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2011 Annual Meeting of Stockholders.

Board Recommendation
The Board recommends that you vote "FOR" approval of the advisory resolution on executive compensation.

ITEM 4: ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

Pursuant to recently adopted Section 14A of the Exchange Act, the Company is asking its stockholders to vote on whether future advisory votes on executive compensation of the nature reflected in Item 3 above should occur every year, every two years or every three years. You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote. Stockholders are not voting to approve or disapprove the Board's recommendation. This advisory vote on the frequency of future advisory votes on executive compensation is non-binding on the Board of Directors. The Board may decide that it is in the best interests of the Company's stockholders and the Company to hold an advisory vote on executive compensation on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs.

Board Recommendation
The Board recommends that you vote for conducting future advisory votes on executive compensation once "EVERY THREE YEARS."

RELATED PARTY MATTERS

Certain Relationships and Related Transactions

Wolverine has entered into agreements with Grimoldi, S.A., an Argentinean corporation of which Mr. Alberto L. Grimoldi, a director of Wolverine, is chairman and a 35% shareholder. The agreements grant Grimoldi, S.A. the exclusive rights to distribute and sell footwear products in Argentina under the Hush Puppies®, Caterpillar®, and Patagonia® brand names, and footwear and apparel under the Merrell® brand name. Grimoldi, S.A. or its subsidiary purchases products, samples, footwear components, advertising materials and miscellaneous items from Wolverine or pays Wolverine royalties and certain sublicense fees based on sales or purchases of products in Argentina. Grimoldi, S.A. was obligated to pay Wolverine purchase prices, royalties, sublicense fees, service fees and interest relating to purchases made or royalties and fees incurred in fiscal year 2010 totaling $3,748,208. All of the transactions described above occurred pursuant to continuing contractual arrangements between Wolverine and Grimoldi, S.A. Wolverine expects similar transactions to occur between Grimoldi, S.A. and Wolverine and its subsidiaries during 2011. The Governance Committee reviewed and approved or ratified this transaction in accordance with Wolverine's related person transactions policy (described below under "Related Person Transactions Policy").

In the ordinary course of its business, Wolverine purchases promotional merchandise for use in connection with the sale of its products. In fiscal year 2010, Wolverine purchased promotional merchandise from Bullseye Group, LLC totaling $161,136. One-third of Bullseye Group, LLC is owned by Daniel Mehney, the son of David P. Mehney, a director of Wolverine. Wolverine anticipates purchasing promotional materials from Bullseye Group, LLC in 2011.

The Governance Committee reviewed and approved or ratified each of these transactions in accordance with Wolverine's related person transactions policy, as described below.

Related Person Transactions Policy

Wolverine's Board adopted written policies and procedures regarding related person transactions. They require the Governance Committee to review and either approve or disapprove the Company entering into any Interested Transactions (defined below). If advance approval is not feasible, then the Governance Committee must review and ratify the Interested Transaction at its next meeting.

Interested Transaction	Any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which: (1) the aggregate amount involved is or is expected to exceed $100,000 since the beginning of Wolverine's last completed fiscal year; (2) Wolverine is a participant; and (3) any Related Person (defined below) has or will have a direct or indirect interest (other than solely as a result of being a director or less than ten percent beneficial owner of another entity).
Related Person	Any: (a) person who is or was at any point during the last fiscal year for which Wolverine filed a Form 10-K and proxy statement, an executive officer, director or nominee for election as a director; (b) greater than five percent beneficial owner of Wolverine's common stock; or (c) immediate family member* of any of the foregoing.

* Immediate family member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone residing in such person's home (other than a tenant or employee).

The Governance Committee considers whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the Related Person's interest in the transaction, and other factors that it deems relevant. No director participates in any discussion or approval of an Interested Transaction for which he or she is a Related Person, except to provide all material information to the Governance Committee.

The following Interested Transactions are pre-approved under the policies and procedures:

(a) any transaction with another company where a Related Person's only relationship is as an employee, director or beneficial owner of less than ten percent of that company's shares, if the aggregate amount involved does not exceed the greater of $1,000,000, or two percent of that company's total revenues.

(b) any charitable contribution by Wolverine to a charitable organization where a Related Person is an employee, if the aggregate amount involved does not exceed the lesser of $100,000, or two percent of the charitable organization's total annual receipts.

ADDITIONAL INFORMATION

Stockholders List

A list of stockholders entitled to vote at the meeting will be available for review by Wolverine stockholders at the office of Kenneth A. Grady, Secretary and General Counsel of Wolverine, located at 9341 Courtland Drive, N.E., Rockford, Michigan 49351, during ordinary business hours for the 10-day period before the meeting.

Director and Officer Indemnification

The Company indemnifies its directors and NEOs to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires its directors and NEOs, and persons who beneficially own more than 10% of the outstanding shares of the Company's common stock, to file reports of ownership and changes in ownership of shares of common stock with the Securities and Exchange Commission. Directors, NEOs and greater than 10% beneficial owners are required by Securities and Exchange Commission regulations to furnish Wolverine with copies of all Section 16(a) reports they file. Based on its review of the copies of such reports received by it, or written representations from certain reporting persons that no reports on Form 5 were required for those persons for fiscal year 2010, except as set forth below, the Company believes that during fiscal year 2010 its officers and directors filed the required reports under Section 16(a) on a timely basis. On June 21, 2010, Ms. Pamela L. Linton filed a Form 4 reporting her surrender of 556 shares of Wolverine common stock on January 15, 2009, to pay taxes due upon the vesting of restricted shares owned by Ms. Linton. The Form 4 also adjusts the total number of shares beneficially owned to account for this transaction.

Stockholder Proposals for Inclusion in Next Year's Proxy Statement

Pursuant to SEC Rule 14a-8, some stockholder proposals may be eligible for inclusion in Wolverine's 2012 proxy statement and proxy card. Any such stockholder proposals must be submitted in writing to the Secretary of Wolverine no later than the close of business on November 12, 2011. You should address all stockholder proposals to the attention of Kenneth A. Grady, Secretary, Wolverine, 9341 Courtland Drive, N.E., Rockford, Michigan 49351.

Other Stockholder Proposals for Presentation at Next Year's Annual Meeting

The By-laws require that any stockholder proposal that is not submitted for inclusion in next year's proxy statement under SEC Rule 14a-8, but is instead sought to be presented directly at the 2012 Annual Meeting of Stockholders, must be received at the Company's principal executive offices by the close of business not less than 90 days nor more than 120 days prior to the first anniversary of the 2011 Annual Meeting. As a result, proposals, including director nominations, submitted pursuant to these provisions of the By-laws must be received between December 23, 2011, and the close of business on January 22, 2012. You should address a proposal to Kenneth A. Grady, Secretary, Wolverine World Wide, Inc., 9341 Courtland Drive N.E., Rockford, Michigan 49351, and include the information and comply with the requirements set forth in those By-laws, which the Company has posted on its website. SEC rules permit management to vote proxies in its discretion in certain cases if the stockholder does not comply with this deadline, and in certain other cases notwithstanding the stockholder's compliance with this deadline.

Voting Securities

Stockholders of record at the close of business on March 1, 2011, will be eligible to vote at the meeting. The Company's voting securities consist of its $1.00 par value common stock, and there were 49,628,313 shares outstanding and entitled to vote on the record date. Each share outstanding on the record date will be entitled to one vote on each director nominee and one vote on each other matter. Treasury shares are not voted. Individual votes of stockholders are kept private, except as appropriate to meet legal requirements. Access to proxies and other individual stockholder voting records is limited to the independent inspectors of election and certain employees of the Company and its agents who acknowledge in writing their responsibility to comply with this policy of confidentiality.

Vote Required for Election and Approval

A plurality of the shares voted is required to elect directors. This means that the nominees who receive the most votes will be elected. In counting votes on the election of directors, only votes cast "for" or "withheld" affect the outcome. All other matters require for approval the favorable vote of a majority of shares present or represented at the meeting and entitled to vote on the applicable matter.

With respect to the election of directors, abstentions and broker non-votes will not be counted as votes cast and therefore will have no effect. With respect to all other matters to be voted on at the annual meeting, abstentions will have the same effect as votes "against" the matter, and broker non-votes, if any, will have no effect. Generally, broker non-votes occur when shares held by a broker in "street name" for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner, and (2) the broker lacks discretionary voting power to vote those shares. Brokers do not have discretionary authority with respect to any of the proposals except for the ratification of the independent registered public accounting firm.

Voting Results of the Annual Meeting

The Company will announce preliminary voting results at the annual meeting and publish final results in a Form 8-K within four business days following the meeting. If final results are not known within four business days of the annual meeting, then the Company will file a Form 8-K with the preliminary results and file an amended Form 8-K within four business days of the availability of the final results.

Attending the Annual Meeting

You may vote shares held directly in your name as the stockholder of record in person at the annual meeting. If you choose to vote in person, please bring the enclosed proxy card and proof of identification. Even if you plan to attend the annual meeting in person, Wolverine recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the annual meeting. You may vote shares held in "street name" through a brokerage account or by a bank or other nominee in person if you obtain a proxy from the record holder giving you the right to vote the shares.

Manner for Voting Proxies

The shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. Where the shareholder has not indicated a specific choice, the shares represented by all valid proxies received will be voted in accordance with the Board's recommendations as follows: (1) for each of the nominees for directors named earlier in this proxy statement, (2) for ratification of the appointment of the independent auditor, (3) for the advisory vote on executive compensation, and (4) every three years with respect to the advisory vote on the frequency of an advisory vote on executive compensation. The Board has not received timely notice of any matter that may come before the annual meeting. However, should any matter not described above be properly presented at the annual meeting, the persons named in the proxy form will vote in accordance with their judgment as permitted.

Revocation of Proxies

A stockholder who gives a proxy may revoke it at any time before it is exercised by voting in person at the annual meeting, by delivering a subsequent proxy or by notifying the inspectors of election in writing of such revocation. If your Wolverine shares are held for you in a brokerage, bank or other institutional account, you must obtain a proxy from that entity and bring it with you to hand in with your ballot, in order to be able to vote your shares at the meeting.

Solicitation of Proxies

The Company will pay the expenses of solicitation of proxies for the annual meeting. Solicitations may be made in person or by telephone, by officers and employees of the Company, or by nominees or other fiduciaries who may mail materials to or otherwise communicate with the beneficial owners of shares held by the nominees or other fiduciaries. Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding material to beneficial owners of the Company's common stock. The Company has engaged Georgeson Inc. at an estimated cost of $8,000, plus expenses and disbursements, to assist in solicitation of proxies.

Delivery of Documents to Stockholders Sharing an Address

If you are the beneficial owner, but not the record holder, of shares of Wolverine stock, your broker, bank or other nominee may only deliver one copy of this proxy statement and the Company's 2010 Annual Report to multiple stockholders who share an address, unless that nominee has received contrary instructions from one or more of the stockholders. The Company will deliver promptly, upon written or oral request, a separate copy of this proxy statement and its 2010 Annual Report to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of the proxy statement and annual report, now or in the future, should submit this request by writing to Wolverine World Wide, Inc., 9341 Courtland Drive N.E., Rockford, Michigan 49351, Attn: Investor Relations or by calling (616) 866-5500 and asking for Investor Relations. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and who wish to receive a single copy of such materials in the future should make a request directly to their broker, bank or other nominee.

Access to Proxy Statement and Annual Report

Wolverine's financial statements for the fiscal year ended January 1, 2011, are included in the Company's 2010 Annual Report, which the Company is providing to stockholders at the same time as this proxy statement. Wolverine's Proxy Statement for the 2011 Annual Meeting of Stockholders and the Annual Report to Stockholders for the fiscal year ended January 1, 2011, are available at www.wolverineworldwide.com/2011annualmeeting. **If you have not received or do not have access to the 2010 Annual Report, write to Wolverine World Wide, Inc., 9341 Courtland Drive N.E., Rockford, Michigan 49351, Attn: Investor Relations or call (616) 866-5500 and ask for Investor Relations, and the Company will send a copy to you without charge.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 1, 2011

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number: 001-6024

WOLVERINE WORLD WIDE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**38-1185150**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9341 Courtland Drive N.E., Rockford, Michigan	**49351**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(616) 866-5500**

Securities registered pursuant to Section 12(b) of the Securities Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting stock held by non-affiliates of the registrant based on the closing price on the New York Stock Exchange on June 18, 2010, the last business day of the registrant's most recently completed second fiscal quarter: $1,398,615,588.

Number of shares outstanding of the registrant's Common Stock, $1 par value as of February 25, 2011: 49,613,399.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the registrant's annual stockholders' meeting to be held April 21, 2011 are incorporated by reference into Part III of this report.

Table of Contents

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" – that is, statements relating to future, not past, events. In this context, forward-looking statements often address management's beliefs, assumptions, current expectations, estimates and projections about future business and financial performance, global conditions, and the Company itself. Such statements often contain words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "predicts," "projects," "should," "will," variations of such words, and similar expressions. Forward-looking statements, by their nature, address matters that are, to varying degrees uncertain. For the Company, uncertainties that could cause the Company's performance to differ materially from what is expressed in forward-looking statements include:

- changes in national, regional or global economic and market conditions;
- the impact of financial and credit markets on the Company, its suppliers and customers;
- changes in interest rates, tax laws, duties, tariffs, quotas or applicable assessments in countries of import and export;
- the impact of regulation, regulatory and legal proceedings, and legal compliance risks;
- currency fluctuations;
- increases in costs of future pension funding requirements;
- the risks of doing business in developing countries, and politically or economically volatile areas;
- the ability to secure and protect owned intellectual property or use currently licensed intellectual property;
- changes in consumer preferences, spending patterns, buying patterns, or demand for the Company's products;
- changes in relationships with, including the loss of, significant customers;
- the exercise of future purchase options by the U.S. Department of Defense on previously awarded contracts;
- the cost, availability and management of raw materials, inventories, services, labor, and contract manufacturers;
- service interruptions at shipping and receiving ports;
- the ability to adapt and compete in global footwear, apparel and consumer-direct markets;
- strategic actions, including acquisitions and dispositions, and our success in integrating acquired businesses;

and many other matters of national, regional and global scale, including those of a political, environmental, economic, business and competitive nature. These uncertainties could cause a material difference between an actual outcome and a forward-looking statement. These uncertainties are described in more detail in Part I, Item 1A, "Risk Factors" of this Form 10-K Report. The Company does not undertake an obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Business

General

Wolverine World Wide, Inc. (the "Company") is a leading marketer of branded casual, active lifestyle, work, outdoor sport and uniform footwear and apparel and accessories. The Company, a Delaware corporation, is the successor of a Michigan corporation of the same name, originally organized in 1906, which in turn was the successor of a footwear business established in Grand Rapids, Michigan in 1883.

Approximately 50 million pairs/units of the Company's branded footwear and apparel were sold in the fiscal year ended January 1, 2011 ("fiscal 2010") in approximately 190 countries and territories around the world. The Company's products generally feature contemporary styling with proprietary technologies designed to provide maximum comfort and performance. The products are marketed throughout the world under widely recognized brand names, including *Bates®*, *Cat®* Footwear, *Chaco®*, *Cushe®*, *Harley-Davidson®* Footwear, *Hush Puppies®*, *HyTest®*, *Merrell®*, *Patagonia®* Footwear, *Sebago®*, *Soft Style®* and *Wolverine®*. The Company believes that its primary competitive advantages are its well-recognized brand names, its patented proprietary designs and comfort technologies, its wide range of distribution channels and its diversified manufacturing and sourcing base. *Cat®* is a registered trademark of Caterpillar Inc., *Harley-Davidson®* is a registered trademark of H-D Michigan, Inc. and *Patagonia®* is a registered trademark of Patagonia, Inc.

The Company's products are sold at various price points under a variety of brand names designed to appeal to a wide range of consumers of casual, work and outdoor footwear. The Company's wholesale footwear and apparel business is organized into four operating segments: (i) the Outdoor Group, consisting of *Merrell®*, *Patagonia®* and *Chaco®* footwear, and *Merrell®* brand apparel, (ii) the Wolverine Footwear Group, consisting of the *Bates®*, *HyTest®* and *Wolverine®* boots and shoes, and *Wolverine®* brand apparel, (iii) the Heritage Brands Group, consisting of *Cat®* footwear, *Harley-Davidson®* footwear and *Sebago®* footwear and apparel, and (iv) The Hush Puppies Group, consisting of *Hush Puppies®* footwear, *Soft Style®* footwear and *Cushe®* footwear. The Company also licenses some of its brands for use on non-footwear products.

The Company's Global Operations Group is responsible for manufacturing, sourcing, distribution and customer support for the Company's business. The Company sells products in the United States, Canada and approximately 10 countries in Europe to a wide range of retail customers, including department stores, national chains, catalogs, specialty retailers, mass merchants and Internet retailers, and to governments and municipalities. Many of the retailers carrying Wolverine products operate multiple storefront locations. The Company's products are marketed worldwide in a total of approximately 190 countries and territories through Company-owned wholesale and retail operations, licensees and distributors.

For financial information regarding the Company, see the consolidated financial statements and the accompanying notes, which are attached as Appendix A to this Form 10-K. The Company has one reportable segment, branded footwear, apparel, and licensing. The branded footwear, apparel, and licensing segment engages in manufacturing, sourcing, licensing, marketing and distributing branded footwear and apparel, including casual shoes and apparel, boots, uniform shoes, work shoes and rugged outdoor footwear and apparel. The Company's other operating segments consist of its consumer-direct operations and leather and pigskin procurement operations, which are described below. Financial information regarding the Company's reportable segment and other operating segments and financial information by geographic area is found in Note 9 to the consolidated financial statements of the Company that are attached as Appendix A to this Annual Report on Form 10-K.

Branded Footwear, Apparel and Licensing

The Company sources and markets a broad range of footwear styles, including shoes, boots and sandals under many recognizable brand names, including *Bates®*, *Cat®*, *Chaco®*, *Cushe®*, *Harley-Davidson®*, *Hush Puppies®*, *HyTest®*, *Merrell®*, *Patagonia®*, *Sebago®*, *Soft Style®* and *Wolverine®*. The Company combines quality materials and skilled workmanship to produce footwear according to its specifications at both Company-owned and third-party manufacturing facilities. The Company also markets *Merrell®*, *Sebago®*, and *Wolverine®* brand apparel and accessories and licenses some of its brands for use on non-footwear products, including *Hush Puppies®* apparel, eyewear, watches, socks, handbags and plush toys and *Wolverine®* brand eyewear and gloves.

The Company's branded footwear, apparel, and licensing operating segments for fiscal 2010 are described below.

1. **The Outdoor Group** The Outdoor Group consists of *Merrell®* Footwear, *Merrell®* Apparel and Accessories, *Patagonia®* Footwear and *Chaco®* Footwear. Outdoor Group products include performance outdoor and hiking footwear, casual and after-sport footwear and performance and casual *Merrell®* apparel.

   Merrell® Footwear: The *Merrell®* footwear line consists primarily of technical hiking, rugged outdoor and outdoor-inspired casual footwear designed for backpacking, day hiking and everyday use. The *Merrell®* footwear line also includes the "After-Sport" category, incorporating *Merrell®* footwear's technical hiking and outdoor expertise with *Wolverine Performance Leathers™* and other technical materials to create footwear with unique styling, performance and comfort features. *Merrell®* footwear products are sold primarily through sporting goods chains, outdoor specialty retailers, department stores, on-line retailers and catalogs. *Merrell®* footwear is marketed in approximately 150 countries and territories worldwide.

   Merrell® Apparel and Accessories: The *Merrell®* apparel line consists primarily of technical outdoor and outdoor-inspired casual apparel and performance socks. In addition to *Merrell®* apparel, the Outdoor Group markets *Merrell®* accessories, including packs, bags and luggage.

   Patagonia® Footwear: Pursuant to an agreement with Lost Arrow Corporation, the Company has the exclusive footwear marketing and distribution rights under *Patagonia®* and other trademarks. The *Patagonia®* footwear line focuses primarily on casual and outdoor performance footwear. *Patagonia®* is a registered trademark of Patagonia, Inc.

   Chaco® Footwear: The *Chaco®* brand, which the Company acquired in January 2009, was created to meet the needs of the whitewater enthusiast and continues to focus primarily on performance sandals for the outdoor enthusiast. In order to help evolve the brand into a four-season offering, the Company introduced closed-toe products in fall 2010. *Chaco®* footwear is sold primarily through specialty outdoor retailers and department stores.

2. **Wolverine Footwear Group** The Wolverine Footwear Group markets footwear, apparel and accessories products under the *Wolverine®* brand and footwear under the *Bates®* and *HyTest®* brands. Wolverine Footwear Group products incorporate performance and comfort features to serve a variety of work, outdoor and lifestyle functions.

   Wolverine® Footwear: The *Wolverine®* brand offers high quality work boots and shoes that incorporate innovative technologies to deliver comfort and durability. The *Wolverine®* brand, which has been in existence for 128 years, markets work and outdoor footwear in three categories: (i) work and industrial; (ii) outdoor sport; and (iii) rugged casual. The development of *DuraShocks®*, *MultiShox®*, *Wolverine Fusion®* and *Wolverine Compressor®* technologies as well as the development of the *Contour Welt®* line have allowed the *Wolverine®* brand to introduce a broad line of work footwear with a focus on comfort. The *Wolverine®* work product line features work boots and shoes with protective features such as toe caps, metatarsal guards and electrical hazard protection; the target consumers for the *Wolverine®* work product line are industrial and farm workers. The *Wolverine®* rugged casual and outdoor sport product lines incorporate *DuraShocks®*, *Wolverine iCS™* and other technologies and comfort features into products designed for casual and outdoor sport use. The target consumers for the rugged casual line products have active lifestyles. The outdoor sport line is designed to meet the needs of hunters, fishermen and other active outdoor sports enthusiasts.

Wolverine® Apparel and Licensing: The Wolverine Footwear Group markets a line of work and rugged casual *Wolverine®* brand apparel. In addition, the Company licenses its *Wolverine®* brand for use on eyewear and gloves.

Bates® Uniform Footwear: The Bates Uniform Footwear Division is a leader in supplying footwear to military and civilian uniform users. The Bates Uniform Footwear Division utilizes *DuraShocks®*, *DuraShocks SR™*, *CoolTech*, *Wolverine iCS™* and other proprietary comfort technologies in the design of its military-style boots and oxfords. The Bates Uniform Footwear Division contracts with the U.S. Department of Defense and the military branches of several foreign countries to supply military footwear. Civilian uniform users include individuals in police, security, postal, restaurant and other industrial occupations. The Bates Uniform Footwear Division's products are also distributed through specialty retailers and catalogs.

HyTest® Safety Footwear: The *HyTest®* product line consists primarily of high-quality work boots and shoes that incorporate various specialty safety features designed to protect against hazards of the workplace, including steel toe, composite toe, metatarsal guards, and electrical hazard, static dissipating and conductive footwear. *HyTest®* footwear is distributed primarily through a network of independently owned *Shoemobile®* mobile truck retail outlets providing direct sales of the Company's occupational and work footwear brands to workers at industrial facilities and also through direct sales arrangements with large industrial customers.

3. **The Heritage Brands Group** The Heritage Brands Group consists of *Cat®* Footwear, *Harley-Davidson®* Footwear and the *Sebago®* product line.

Cat® Footwear: Pursuant to a license arrangement with Caterpillar Inc., the Company has exclusive footwear marketing and distribution rights under *Caterpillar®*, *Cat®*, Cat & Design, *Walking Machines®* and other trademarks. The Company believes the association with *Cat®* equipment encourages customers to characterize the footwear as high-quality, rugged and durable. *Cat®* brand footwear products include work boots and shoes, sport boots, rugged casual and lifestyle footwear, including lines of work and casual footwear featuring *iTechnology™* and *Hidden Tracks®* comfort features. *Cat®* footwear targets work and industrial users and active lifestyle users. *Cat®* footwear is marketed in approximately 145 countries and territories worldwide. *Cat®*, *Caterpillar®*, Cat & Design and *Walking Machines®* are registered trademarks of Caterpillar Inc.

Harley-Davidson® Footwear: Pursuant to a license arrangement with the Harley-Davidson Motor Company, the Company has the exclusive footwear marketing and distribution rights for *Harley-Davidson®* branded footwear. *Harley-Davidson®* branded footwear products include motorcycle, casual, fashion, work and western footwear for men, women and children. *Harley-Davidson®* footwear is sold globally through a network of independent *Harley-Davidson®* dealerships, department stores and specialty retailers. *Harley-Davidson®* is a registered trademark of H-D Michigan, Inc.

Sebago®: The *Sebago®* product line has been marketed since 1946 and consists primarily of performance nautical and American-inspired casual footwear for men and women, such as boat shoes and hand sewn loafers. Highly recognized *Sebago®* line extensions include *Sebago Docksides™*, *Drysides™* and *Athletic Marine*. The *Sebago®* product line is marketed in approximately 125 countries and territories worldwide. The *Sebago®* manufacturing and design tradition of quality components, durability, comfort and "Americana" heritage is further supported by targeted distribution to better-grade independent, marine and department store retailers throughout the world. The Company also markets a classic and marine *Sebago®* apparel line.

4. **The Hush Puppies Group**

Hush Puppies®: Since 1958, the *Hush Puppies®* brand has been a leader in casual footwear. The brand offers shoes, sandals and boots for men, women and children, and is marketed in approximately 140 countries and territories. The modern styling is complemented by a variety of comfort features and proprietary technologies that have earned the brand its reputation for comfort, style and value. In addition, the *Hush Puppies®* brand is licensed for use on certain items, including apparel, eyewear, handbags, socks, watches and plush toys.

Soft Style®: The *Soft Style®* product line consists primarily of women's dress and casual footwear.

Cushe®: The *Cushe®* business was acquired in January 2009 and focuses on relaxed, design-led footwear for active men and women. The *Cushe®* Footwear business targets younger adult consumers and better-grade retailers with products ranging from sport casual footwear to sandals. *Cushe®* is marketed under three primary collections: Universal Traveler, Urban Safari and Coastal Supremacy.

Other Businesses

In addition to its branded footwear, apparel and licensing operations, the Company also (i) operates 81 retail stores in North America and 7 retail stores in the United Kingdom that feature footwear and apparel, (ii) operates a performance leathers business through its Wolverine Leathers Division; and (iii) purchased and cured raw pigskins for sale to various customers through its wholly-owned subsidiary, Wolverine Procurement, Inc.

1. **Wolverine Retail** The Company's consumer-direct business operates 81 North American and 7 United Kingdom-based retail stores as of February 2011. These stores are operated under the *Hush Puppies®*, *Hush Puppies and Family*℠, *Track'N Trail®*, *Rockford Footwear Depot®* and *Merrell®* names. The *Rockford Footwear Depot®*, *Track'N Trail®*, *Hush Puppies®* and *Hush Puppies and Family*℠ retail formats carry a large selection of Company-branded products, featuring such brands as *Wolverine®*, *Merrell®*, *Hush Puppies®*, *Cat®*, *Chaco®*, *Cushe®*, *Patagonia®*, *Sebago®* and *Harley-Davidson®*. The Company also operates *Merrell®* concept stores and *Hush Puppies®* concept stores, providing a platform to showcase these brands exclusively. In addition, the Company operates 38 consumer-direct retail websites, including, *www.merrell.com, www.wolverine.com, www.hushpuppies.com, www.chacousa.com, www.cushe.com, www.catfootwear.com, www.sebago.com, and www.batesfootwear.com.*

2. **The Wolverine Leathers Division** The Wolverine Leathers Division markets pigskin leather primarily for use in the footwear industry. The Company believes pigskin leather offers superior performance and other advantages over cowhide leather. The Company's waterproof and stain resistant leathers are featured in some of the Company's footwear lines and many products offered by the Company's international licensees and distributors.

3. **Wolverine Procurement, Inc.** Wolverine Procurement, Inc. performs skinning operations and purchases raw pigskins from third parties, which it cures and sells to outside customers for processing into pigskin leather products. Substantially all of the assets of Wolverine Procurement, Inc. were sold to a third-party buyer on December 29, 2010.

Marketing

The Company's marketing strategy is to develop brand-specific plans and related promotional materials for U.S. and international markets to foster a consistent message for each of the Company's core brands. Each brand group has dedicated marketing personnel who develop the marketing strategy for brands within that group. Marketing campaigns and strategies vary by brand and are designed to target accounts and/or end users as the brand groups strive to increase awareness of, and affinity for, the Company's brands. The Company's advertisements typically emphasize fashion, comfort, quality, durability, functionality and other performance and lifestyle aspects of the Company's products. Components of the brand-specific plans vary and may include print, radio and television advertising, social networking sites, event sponsorships, in-store point-of-purchase displays, promotional materials, and sales and technical assistance.

The Company's brand groups provide its licensees and distributors with creative direction, brand images and other materials to convey consistent brand messaging, including (i) direction on the categories of footwear to be promoted, (ii) photography and layouts, (iii) broadcast advertising, including commercials and film footage, (iv) point-of-purchase presentation specifications, blueprints and packaging, (v) sales materials and (vi) consulting services regarding retail store layout and design. The Company believes its brand names provide it with a competitive advantage and the Company makes significant expenditures on marketing and promotion to support the position of its products and enhance brand awareness.

Domestic Sales and Distribution

The Company uses a wide variety of domestic distribution channels and strategies to distribute its branded products:

- The Company uses a dedicated sales force and customer service team, advertising and point-of-purchase support and maintains in-stock inventories to service consumer-direct business, department stores, national chains, specialty retailers, catalogs, independent retailers and uniform outlets.
- Volume direct programs ship products directly to the retail customer without going through a Company distribution center and provide products at competitive prices with limited marketing support. The Company uses these programs to service major retail, catalogs, mass merchant and government customers.
- A network of independent *Shoemobile®* distribution outlets distributes the Company's work and occupational footwear at industrial facilities.
- The Company solicits all branches of the United States military and submits bids for contracts to supply specific footwear products. Such contracts typically contain future purchase options that are not required to be exercised.

In addition to its wholesale activities, the Company also operates a consumer-direct business as described above. The Company continues to develop new programs, both independently and in conjunction with its consumer-direct customers, for the distribution of its products.

A broad distribution base insulates the Company from dependence on any one customer. No customer of the Company accounted for more than 10% of the Company's revenue in fiscal 2010.

The Company experiences moderate fluctuations in sales volume during the year as reflected in quarterly revenue (and taking into consideration the 16 weeks or 17 weeks included in the Company's fourth accounting quarter versus the 12 weeks included in the first three accounting quarters). The Company expects current seasonal sales patterns to continue in future years. The Company also experiences some fluctuation in its levels of working capital, typically including an increase in working capital requirements near the end of the first and third quarters. The Company meets its working capital requirements through effective cash generation and, as needed, a revolving credit agreement.

International Operations and Global Licensing

The Company's foreign-sourced revenue is generated from a combination of (i) sales of branded footwear and apparel through the Company's owned operations in Canada, the United Kingdom and approximately eight branch offices in Europe; (ii) sales to third-party distributors for certain markets and businesses; and (iii) royalty income from a network of third-party licensees and distributors. The Company's owned operations are located in markets where the Company believes it can gain a strategic advantage by directly controlling the sale of its products into retail accounts. License and distribution arrangements enable the Company to develop sales in other markets without the capital commitment required to maintain related foreign operations, employees, inventories or localized marketing programs.

The Company continues to develop its network of licensees and distributors to market its branded products. The Company assists its licensees in designing products that are appropriate to each foreign market, but consistent with the global brand position. Pursuant to distribution or license agreements, third-party licensees and distributors either purchase goods from the Company or authorized third-party manufacturers or manufacture branded products consistent with Company standards. Distributors and licensees are responsible for independently marketing and distributing Company branded products in their respective territories, with product and marketing support from the Company.

Manufacturing and Sourcing

The Company directly controls the majority of the units of footwear and apparel manufactured or sourced under the Company's brand names. The balance is controlled directly by the Company's licensees. A substantial majority of the units sourced and/or manufactured by the Company are purchased or sourced from third parties, with the remainder produced at Company-owned facilities. The Company sources a majority of its footwear from numerous third-party manufacturers in the Asia-Pacific region, South America and India. The Company maintains offices in the Asia-Pacific region to facilitate and develop strategies for the sourcing and importation of quality footwear and apparel. The Company has established guidelines for each of its third-party manufacturers in order to monitor product quality, labor practices and financial viability. The Company has adopted "Engagement Criteria for Partners & Sources," a policy that requires that the Company's domestic and foreign manufacturers, licensees and distributors use ethical business standards; comply with all applicable health and safety laws and regulations; commit to use environmentally safe practices; treat employees fairly with respect to wages, benefits and working conditions; and not use child or prison labor. Footwear produced by the Company is manufactured at Company-operated facilities located in Michigan and the Dominican Republic.

The Company's owned manufacturing operations allow the Company to (i) reduce its production lead time, enabling it to more quickly respond to market demand and reduce inventory risk, (ii) lower freight, shipping and duty costs for sales to certain markets, and (iii) more closely monitor product quality. The Company's third-party sourcing strategy allows the Company to (i) benefit from lower manufacturing costs and state-of-the-art manufacturing facilities, (ii) source high quality raw materials from around the world, and (iii) avoid capital expenditures necessary for additional owned factories. The Company believes that its overall global manufacturing strategy provides the flexibility to properly balance the need for timely shipments, high quality products and competitive pricing.

The Company's principal required raw material is quality leather, which it purchases from a select group of domestic and foreign suppliers. The global availability of common upper materials and specialty leathers eliminates any reliance by the Company on a sole supplier.

The Company currently purchases all of the raw pigskins used for its Wolverine Leathers Division from one domestic source, which has been a reliable and consistent supplier for over 30 years. Alternative sources of raw pigskin are available, but with less advantageous pricing, quality and compatibility with the Company's processing method. The Company purchases all of its other raw materials and component parts from a variety of sources and does not believe that any of these sources are a dominant supplier.

The Company is subject to the normal risks of doing business abroad due to its international operations, including the risk of expropriation, acts of war or terrorism, political disturbances and similar events, the imposition of trade barriers, quotas, tariffs and duties, loss of most favored nation trading status and currency and exchange rate fluctuations. With respect to international sourcing activities, management believes that over a period of time, it could arrange adequate alternative sources of supply for the products currently obtained from its foreign suppliers, but that a sustained disruption of such sources of supply could have an adverse impact on the Company's results of operations and financial position.

Trademarks, Licenses and Patents

The Company holds a significant portfolio of registered and common law trademarks that identify its branded products. The Company's owned trademarks include *Hush Puppies*®, *Wolverine*®, *Bates*®, *Cushe*®, *Chaco*®, *Soft Style*®, *Wolverine Fusion*®, *DuraShocks*®, *MultiShox*®, *Wolverine Compressor*®, *Hidden Tracks*®, *iTechnology*™, *Bounce*®, *Comfort Curve*®, *HyTest*®, *Merrell*®, M Circle Design (registered design trademark), *Continuum*®, *Sebago*®, *Q Form*® and *Track 'N Trail*®. The Company's Wolverine Leathers Division markets its pigskin leathers under the trademarks *Wolverine Warrior Leather*®, *Weather Tight*® and *All Season Weather Leathers*™. The Company has exclusive footwear marketing and distribution rights under the *Cat*®, *Harley-Davidson*® and *Patagonia*® trademarks pursuant to license arrangements with the respective trademark owners. The Cat®, Harley-Davidson®, and Patagonia® licenses extend for five or more years and are subject to early termination for breach.

The Company believes that consumers identify its products by the Company's trademarks and that its trademarks are valuable assets. The Company is not aware of any infringing uses or any prior claims of ownership of its trademarks that could materially affect its current business. The Company has a policy of registering its primary trademarks and vigorously defending its trademarks against infringement or other threats whenever practicable. The Company also holds many design and utility patents, copyrights and various other proprietary rights. The Company vigorously protects its proprietary rights under applicable laws.

Order Backlog

At February 19, 2011, the Company had an order backlog of approximately $628 million compared to an order backlog of approximately $424 million at February 20, 2010, determined on a consistent basis. All of the backlog relates to orders for products expected to be shipped in 2011. Orders in the backlog are subject to cancellation by customers and to changes in planned customer demand or at-once orders. The backlog at any particular time is affected by a number of factors, including seasonality, retail conditions, expected customer demand, product availability and the schedule for the manufacture and shipment of products. Accordingly, a comparison of backlog from period to period is not necessarily meaningful and may not be predictive of eventual actual shipments.

Competition

The Company markets its footwear and apparel lines in a highly competitive and fragmented environment. The Company competes with numerous domestic and international marketers and importers, some of which are larger and have greater resources than the Company. The Company has at least forty major competitors for its brands of footwear and apparel. Product performance and quality, including technological improvements, product identity, competitive pricing and ability to control costs, and the ability to adapt to style changes are all important elements of competition in the footwear and apparel markets served by the Company. The footwear and apparel industries in general are subject to changes in consumer preferences. The Company strives to maintain its competitive position through promotions designed to increase brand awareness, manufacturing and sourcing efficiencies, and the style, comfort and value of its products. Future sales by the Company will be affected by its continued ability to sell its products at competitive prices and to meet shifts in consumer preferences.

Because of the lack of reliable published statistics, the Company is unable to state with certainty its competitive position in the footwear and apparel industries. Market shares in the non-athletic footwear and apparel industry are highly fragmented and no one company has a dominant market position.

Research and Development

In addition to normal and recurring product development, design and styling activities, the Company engages in research and development activities related to the development of new production techniques and to the improvement of the function, performance, reliability and quality of its branded footwear and other products. For example, the Company's continuing relationship with the Biomechanics Evaluation Laboratory at Michigan

State University has helped validate and refine specific biomechanical design concepts, such as *Bounce®*, *DuraShocks®* and *Hidden Tracks®* comfort technologies, which have been incorporated in the Company's footwear. While the Company expects to continue to be a leading developer of footwear innovations, research and development costs do not represent a material portion of operating expenses.

Environmental Matters

Compliance with domestic and foreign federal, state and local requirements regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment have not had, nor are they expected to have, any material effect on the capital expenditures, earnings or competitive position of the Company. The Company uses and generates certain substances and wastes that are regulated or may be deemed hazardous under certain federal, state and local regulations with respect to the environment. The Company works with domestic and foreign federal, state and local agencies from time to time to resolve cleanup issues at various waste sites and other regulatory issues.

Employees

As of January 1, 2011, the Company had approximately 4,139 domestic and foreign production, office and sales employees. Approximately 51 employees were covered by a single union contract that expires on March 31, 2011. The Company presently considers its employee relations to be good.

Available Information

Information about the Company, including the Company's Code of Conduct & Compliance, Corporate Governance Guidelines, Director Independence Standards, Accounting and Finance Code of Ethics, Audit Committee Charter, Compensation Committee Charter, and Governance Committee Charter, is available at its website at *www.wolverineworldwide.com/investor-relations/corporate-governance*. Printed copies of the documents listed above are available, without charge, by writing to the Company at 9341 Courtland Drive, N.E., Rockford, Michigan 49351, Attention: General Counsel.

The Company also makes available on or through its website, free of charge, the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports (along with certain other Company filings with the Securities and Exchange Commission ("SEC")) as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the SEC. These materials are also accessible on the SEC's website at *www.sec.gov*.

Item 1A. Risk Factors

Changes in general economic conditions and other factors affecting consumer spending could adversely affect the Company's sales, operating results or financial position

The Company's global operations depend on factors affecting consumer disposable income and spending patterns. These factors include general economic conditions, employment, business conditions, interest rates and taxation. Customers may defer or cancel purchases of the Company's products due to uncertainty about global economic conditions. Consumer confidence may decline due to recessionary economic cycles, high interest rates on consumer or business borrowings, restricted credit availability, inflation, high levels of unemployment or consumer debt, high tax rates or other economic factors. Declining consumer confidence could adversely affect demand for the Company's products. Changes in the amount or severity of bad weather and the growth or decline of global footwear, apparel or consumer-direct markets could affect negatively consumer spending patterns. A decline in demand for the Company's products could reduce the Company's revenues or profit margins.

General economic conditions and regulatory factors such as those listed above, as well as increased costs of fuel, labor, commodities, insurance and health care, may increase the Company's cost of sales and operating expenses. Such increases could adversely affect the Company's financial position and results of operations.

The Company operates in competitive industries and markets.

The Company competes with a large number of marketers of footwear or apparel, and consumer-direct companies. Some of these competitors are larger and have greater resources than the Company. Important elements of such competition include product performance and quality, including technological improvements, product identity, competitive pricing and the ability to adapt to style changes. Consumer preferences for and the popularity of particular designs and categories of footwear and apparel generally change. The Company strives to maintain and improve its competitive position through increasing brand awareness, gaining sourcing efficiencies, and enhancing the style, comfort and perceived value of its products. The Company's continued ability to sell its products at competitive prices and to meet shifts in consumer preferences will affect its future sales. If the Company is unable to respond effectively to competitive pressures and changes in consumer spending, its results of operations and financial position may be adversely affected.

Many of the Company's competitors have more developed consumer and customer bases, lower prices, or greater financial, technical or marketing resources than the Company, particularly in the apparel and consumer-direct businesses. The Company's competitors may implement more effective marketing campaigns; adopt more aggressive pricing policies; make more attractive offers to potential employees, distribution partners and manufacturers; or respond more quickly to changes in consumer preferences, than the Company. The Company's results of operations and financial position could be adversely affected if the Company's businesses are not successful.

The Company's operating results depend on effectively managing inventory levels.

The Company's ability to manage its inventories effectively is an important factor in its operations. Inventory shortages can impede the Company's ability to meet orders, adversely affect the timing of shipments to customers, and, consequently, diminish brand loyalty. Conversely, excess inventories can result in lower gross margins if the Company lowers prices in order to liquidate excess inventories. Excess inventories can also drive increased interest costs. The Company's business, results of operations and financial position could be adversely affected if the Company is unable to effectively manage its inventory.

Increases or changes in duties, quotas, tariffs and other trade restrictions could adversely impact the Company's sales and profitability.

All of the Company's products manufactured overseas and imported into the U.S., the European Union and other countries are subject to customs duties collected by customs authorities. Customs information submitted by the Company is routinely subject to review by customs authorities. Additional U.S. or foreign customs duties, quotas, tariffs, anti-dumping duties, safeguard measures, cargo restrictions to prevent terrorism or other trade restrictions may be imposed on the importation of the Company's products in the future. The imposition of such costs or restrictions in foreign countries where the Company operates, as well as in countries where the Company's third-party distributors and licensees operate, could result in increases in the cost of the Company's products generally and could adversely affect the sales and profitability of the Company.

In December 2009, the European Union approved a 15-month extension of anti-dumping duties on specific types of leather upper footwear originating in China and Vietnam and imported into member states of the European Union. Because the Company sources a substantial portion of its products from suppliers located in China and Vietnam, these anti-dumping duties negatively affected the Company's sales and gross margin in the European Union. The European Union announced in January 2011 that the anti-dumping duties described above will be removed on March 31, 2011.

Foreign currency exchange rate fluctuations could adversely impact the Company's business.

Foreign currency fluctuations affect the Company's reported revenue and profitability. In addition, because the Company may employ hedging strategies over time, changes in currency exchange rates may impact the Company's financial results positively or negatively in one period and not another, which may make it difficult to compare the Company's operating results from different periods. Currency exchange rate fluctuations may also adversely impact third parties who manufacture the Company's products by making their purchases of raw materials or other production costs more expensive and more difficult to finance, thereby raising prices for the Company, its distributors and licensees. For a more detailed discussion of risk relating to foreign currency fluctuation, see Item 7A, *Quantitative and Qualitative Disclosures About Market Risk.*

Significant raw material shortages, supplier capacity constraints, supplier production disruptions, supplier quality issues or price increases could increase the Company's operating costs and adversely impact the competitive position of the Company's products.

The Company currently sources most of its products from third-party manufacturers in foreign countries, predominantly China. As is common in the industry, the Company does not have long-term contracts with its third-party suppliers. There can be no assurance that the Company will not experience difficulties with such suppliers, including reduction in the availability of production capacity, failure to meet production deadlines or increases in manufacturing costs. The Company's future results will depend partly on its ability to maintain positive working relationships with third-party suppliers.

Foreign manufacturing is subject to a number of risks, including work stoppages, transportation delays and interruptions, political instability, foreign currency fluctuations, changing economic conditions, expropriation, nationalization, the imposition of tariffs, import and export controls and other non-tariff barriers and changes in governmental policies. Various factors could significantly interfere with the Company's ability to source its products, including adverse developments in trade or political relations with China or other countries where the Company sources its products, or a shift in China's manufacturing capacity away from footwear and apparel to other industries. Any of these events could have an adverse effect on the Company's business, results of operations and financial position and in particular on the Company's ability to meet customer demands and produce its products in a cost-effective manner.

The Company's ability to competitively price its products depends on the cost of components, services, labor, equipment and raw materials, including leather and materials used in the production of footwear outsoles. The cost of services and materials is subject to change based on availability and market conditions that are difficult to predict. Various conditions, such as diseases affecting the availability of leather, affect the cost of the footwear marketed by the Company. In addition, fuel prices and numerous other factors, such as the possibility of service interruptions at shipping and receiving ports, affect the Company's shipping costs. Increases in cost for services and materials used in production could have a negative impact on the Company's results of operations and financial position.

The Company purchases raw pigskins for its leathers operations from a single domestic source pursuant to short-term contracts. Although this source has been a reliable and consistent supplier for over 30 years, there are no assurances that it will continue as a supplier. Failure of this source to continue to supply the Company with raw pigskin or to supply the Company with raw pigskin on less favorable terms could increase the Company's cost of raw materials for its leather business and, as a result, have a negative impact on the Company's results of operations and financial position.

A significant reduction in customer purchases of the Company's products or failure of customers to pay for the Company's products in a timely manner could adversely affect the Company's business.

The Company's financial success is directly related to its customers continuing to purchase its products. The Company does not typically have long-term contracts with its customers. Sales to the Company's customers are generally on an order-by-order basis and are subject to rights of cancellation and rescheduling by the customers.

Failure to fill customers' orders in a timely manner could harm the Company's relationships with its customers. Furthermore, if any of the Company's major customers experience a significant downturn in its business, or fail to remain committed to the Company's products or brands, they may reduce or discontinue purchases from the Company, which could have an adverse effect on the Company's results of operations and financial position.

The Company sells its products to customers and extends credit based on an evaluation of each customer's financial condition. The financial difficulties of a customer could cause the Company to stop doing business with that customer or reduce its business with that customer. The Company's inability to collect from its customers or a cessation or reduction of sales to certain customers because of credit concerns could have an adverse effect on the Company's business, results of operations and financial position.

The general trend toward consolidation in retail and specialty retail could lead to fewer customers, customers seeking more favorable terms of purchase from the Company and could lead to a decrease in the number of stores that carry the Company's products. In addition, changes in the channels of distribution, such as the continued growth of Internet commerce and the trend toward the sale of private label products by major retailers, could have an adverse effect on the Company's results of operations and financial position.

The Company has been awarded a number of U.S. Department of Defense contracts that include future purchase options for *Bates®* footwear. Failure by the Department of Defense to exercise these purchase options or the failure of the Company to secure future U.S. Department of Defense contracts could have an adverse effect on the Company's results of operations and financial position.

Changes in the credit markets could adversely affect the Company's financial success.

Changes in credit markets could adversely impact the Company's future results of operations and financial position. If the Company's third-party distributors, suppliers and retailers are not able to obtain financing on favorable terms, or at all, they may delay or cancel orders for the Company's products, or fail to meet their obligations to the Company in a timely manner, either of which could adversely impact the Company's sales, cash flow and operating results. In addition, any lack of available credit and/or the increased cost of credit may significantly impair the Company's ability to obtain additional credit to finance future expansion plans, or refinance existing credit, on favorable terms, or at all.

Unfavorable findings resulting from a government audit could subject the Company to a variety of penalties and sanctions, and could negatively impact the Company's future revenues.

The federal government has the right to audit the Company's performance under its government contracts. If a government audit uncovers improper or illegal activities, the Company could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. The Company could also suffer serious harm to its reputation if the government alleges that the Company acted in an improper or illegal manner, whether or not any such allegations have merit. If, as the result of an audit or for any other reason, the Company is suspended or barred from contracting with the federal government generally, or any specific agency, if the Company's reputation or relationship with government agencies is impaired, or if the government otherwise ceases doing business with the Company or significantly decreases the amount of business it does with the Company, the Company's revenue and profitability could decrease. The Company is also subject to customs and other audits in various jurisdictions where it operates. Negative audit findings could have an adverse effect on the Company's results of operations and financial position.

Failure of the Company's international licensees and distributors to meet sales goals or to make timely payments on amounts owed to the Company could adversely affect the Company's financial performance.

In many international markets, independent licensees or distributors sell the Company's products. Failure by the Company's licensees or distributors to meet planned annual sales goals or to make timely payments on amounts owed to the Company could have an adverse effect on the Company's business, results of operations and financial position, and it may be difficult and costly to locate an acceptable substitute distributor or licensee. If a change in licensee or distributor becomes necessary, the Company may experience increased costs, as well as substantial disruption and a resulting loss of sales and brand equity in the market where such licensee or distributor operates.

The Company's reputation and competitive position are dependent on its third-party manufacturers, distributors, licensees and others complying with applicable laws and the Company's ethical standards.

The Company requires its independent contract manufacturers, distributors, licensees and others with which it does business to comply with the Company's ethical standards and applicable laws relating to working conditions and other matters. If a party with whom the Company does business is found to have violated the Company's ethical standards or applicable laws, the Company could receive negative publicity that could damage its reputation and negatively affect the value of its brands.

Global political and economic uncertainty could adversely impact the Company's business.

Concerns regarding acts of terrorism and international conflict have created significant global economic and political uncertainties that may have material and adverse effects on consumer demand, acceptance of U.S. brands in international markets, foreign sourcing of products, shipping and transportation, product imports and exports and the sale of products in foreign markets, any of which could adversely affect the Company's ability to source, manufacture, distribute and sell its products. The Company is subject to risks of doing business in developing countries and economically volatile areas. These risks include social, political and economic instability; nationalization of the Company's assets and operations in a developing country by local government authorities; slower payment of invoices; and restrictions on the Company's ability to repatriate foreign currency. In addition, commercial laws in these areas may not be well-developed or consistently administered, and new laws may be retroactively applied. Any of these risks could have an adverse impact on the Company's prospects and results of operations in these areas.

Unsuccessful efforts by the Company to establish and protect its intellectual property could adversely affect the value of its brands.

The Company invests significant resources to develop and protect its intellectual property, and believes that its trademarks and other intellectual property rights are important to its future success. The Company's ability to remain competitive is dependent upon its continued ability to secure and protect trademarks, patents and other intellectual property rights in the United States and internationally for all of its lines of business. The Company relies on a combination of trade secret, patent, trademark, copyright and other laws, license agreements and other contractual provisions and technical measures to protect its intellectual property rights; however, some countries' laws do not protect intellectual property rights to the same extent as do U.S. laws. The Company's business could be significantly harmed if it is not able to protect its intellectual property, or if a court found that the Company was infringing on other persons' intellectual property rights. Any intellectual property lawsuits or threatened lawsuits in which the Company is involved, either as a plaintiff or as a defendant, could cost the Company a significant amount of time and money and distract management's attention from operating the Company's business. In addition, if the Company does not prevail on any intellectual property claims, the Company may have to change its manufacturing processes, products or trade names, any of which could reduce its profitability.

In addition, some of the Company's branded footwear operations are operated pursuant to licensing agreements with third-party trademark owners. These agreements are subject to early termination for breach. Expiration or early termination of any of these license agreements by the licensor could have a material adverse effect on the Company's business, results of operations and financial position.

The Company periodically discovers products that are counterfeit reproductions of its products or that otherwise infringe on its intellectual property rights. The Company has not always been able to stop production and sales of counterfeit products and infringement of the Company's intellectual property rights. The actions the Company takes to establish and protect trademarks, patents and other intellectual property rights both inside and outside of the United States may not be adequate to prevent imitation of its products by others. If the Company is unsuccessful in challenging a party's products on the basis of infringement of the Company's intellectual property rights, continued sales of these products could adversely affect the Company's sales, devalue its brands and result in the shift of consumer preference away from the Company's products.

The Company's inability to attract and retain executive managers and other key employees, or the loss of one or more executive managers or other key employees, could adversely affect the Company's business.

The Company depends on its executive management and other key employees. In the footwear, apparel and consumer-direct industries, competition for qualified employees is intense, and the Company's failure to identify, attract or retain executive managers or other key employees could adversely affect its business. The Company must offer and maintain competitive compensation packages to effectively recruit and retain such individuals. Further, the loss of one or more executive managers or other key employees, or the Company's failure to successfully implement succession planning, could adversely affect the Company, its results of operations or financial position.

Inflationary and other pressures may lead to higher employment and pension costs for the Company.

General inflationary pressures, changes in employment laws and regulations, and other factors could increase the Company's overall employment costs. The Company's employment costs include costs relating to health care benefits and benefits under the Company's retirement plans, including a U.S.-based defined benefit plan. The annual cost of benefits can vary significantly depending on a number of factors, including changes in the assumed or actual rate of return on pension plan assets, a change in the discount rate used to determine the present value of pension obligations, a change in method or timing of meeting pension funding obligations and the rate of health care cost inflation. Increases in the Company's overall employment and pension costs could have an adverse effect on the Company's business, results of operations and financial position.

Disruption of the Company's technology systems could adversely affect the Company's business.

The Company's technology systems are critical to the operations of its business. Any interruption, impairment or loss of data integrity or malfunction of these systems could severely impact the Company's business, including delays in product fulfillment and reduced efficiency in operations. In addition, costs and potential problems and interruptions associated with the implementation of new or upgraded systems, or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of the Company's operations.

The Company faces risks associated with its growth strategy and acquiring or disposing of businesses.

The Company may make strategic acquisitions in the future, and the Company cannot provide assurance that it will be able to successfully integrate the operations of these newly-acquired businesses into the Company's operations. Acquisitions involve numerous risks, including risks inherent in entering new markets in which the Company may not have prior experience; potential loss of significant customers or key personnel of the acquired business; managing geographically-remote operations; and potential diversion of management's attention from other aspects of the Company's business operations. Acquisitions may also result in incurrence of debt, dilutive issuances of the Company's equity securities and write-offs of goodwill and substantial amortization expenses of other intangible assets. The failure to integrate newly-acquired businesses or the inability to make suitable strategic acquisitions in the future could have an adverse effect on the Company's results of operations and financial position.

Maintenance and growth of the Company's business depends upon the availability of adequate capital.

The maintenance and growth of the Company's business depends on the availability of adequate capital, which in turn depends in large part on cash flow generated by its business and the availability of equity and debt financing. The Company cannot provide assurance that its operations will generate positive cash flow or that it will be able to obtain equity or debt financing on acceptable terms or at all. Further, the Company cannot provide assurance that it will be able to finance any expansion plans.

Expanding the Company's brands into new markets may be difficult and costly, and unsuccessful efforts to do so may adversely affect the Company's brands or business.

As part of its growth strategy, the Company seeks to enhance the positioning of its brands, to extend its brands into complementary product categories, to expand geographically, to expand its owned consumer-direct operations and to improve operational performance. There can be no assurance that the Company will be able to successfully implement any or all of these growth strategies, which could have an adverse effect on the Company's results of operations and financial position.

Changes in government regulation may increase the costs of compliance.

The Company's business is affected by changes in government and regulatory policies in the United States and in foreign jurisdictions. New requirements relating to product safety and testing and new environmental requirements, as well as changes in tax laws, duties, tariffs and quotas could have a negative impact on the Company's ability to produce and market footwear at competitive prices.

The disruption, expense, and potential liability associated with existing and future litigation against the Company could adversely affect the Company's reputation, financial position or results of operations.

The Company is a defendant from time to time in lawsuits and regulatory actions relating to its business. Due to the inherent uncertainties of litigation and regulatory proceedings, the Company cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have an adverse impact on the Company's business, financial position and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are expensive and may require that the Company devote substantial resources and executive time to defend the Company.

Provisions of Delaware law and the Company's certificate of incorporation and bylaws could prevent or delay a change in control or change in management that could be beneficial to the Company's stockholders.

Provisions of the Company's certificate of incorporation and bylaws, as well as provisions of Delaware law, could discourage, delay or prevent a merger, acquisition or other change in control of the Company. These provisions are intended to protect stockholders' interests by providing the Board of Directors a means to attempt to deny coercive takeover attempts or to negotiate with a potential acquirer in order to obtain more favorable terms. Such provisions include a board of directors that is classified so that only one-third of directors stand for election each year. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions.

There are risks, including stock market volatility, inherent in owning the Company's common stock.

The market price and volume of the Company's common stock have been, and may continue to be, subject to significant fluctuations. These fluctuations may arise from general stock market conditions, the impact of risk factors described in this Item 1A on the Company's financial condition and results of operations, a change in sentiment in the market regarding the Company's business prospects or from other factors, many of which may be outside the Company's control. Changes in the amounts and frequency of share repurchases or dividends could adversely affect the value of the Company's common stock.

Item 1B. **Unresolved Staff Comments**

None.

Item 2. **Properties**

The Company operates its domestic administration, sales and marketing operations primarily from an owned facility of approximately 225,000 square feet in Rockford, Michigan. The Company's manufacturing operations are conducted primarily at a combination of leased and owned facilities in Michigan and the Dominican Republic. The Company operates its U.S. distribution operations primarily through an owned distribution center in Rockford, Michigan, of approximately 305,000 square feet, a leased distribution center in Cedar Springs, Michigan, of approximately 356,000 square feet and a leased distribution center in Howard City, Michigan, of approximately 460,000 square feet.

The Company also leases and owns various other offices and distribution centers to meet its operational requirements. In addition, the Company operates retail stores through leases with various third-party landlords. The Company conducts international operations in Canada, the United Kingdom, China, Hong Kong and Europe through leased distribution centers, offices and/or showrooms. The Company believes that its current facilities are suitable and adequate for its current needs.

Item 3. **Legal Proceedings**

The Company is involved in litigation and various legal matters arising in the normal course of business, including certain environmental compliance activities. The Company has considered facts related to legal and regulatory matters and opinions of counsel handling these matters, and does not believe the ultimate resolution of such proceedings will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Supplemental Item. Executive Officers of the Registrant

The following table lists the names and ages of the Executive Officers of the Company and the positions presently held with the Company. The information provided below the table lists the business experience of each such Executive Officer for at least the past five years. All Executive Officers serve at the pleasure of the Board of Directors of the Company, or if not appointed by the Board of Directors, they serve at the pleasure of management.

Name	Age	Positions held with the Company
Kenneth A. Grady	54	General Counsel and Secretary
Donald T. Grimes	48	Senior Vice President, Chief Financial Officer and Treasurer
Robin J. Kleinjans-McKee	35	Corporate Controller
Blake W. Krueger	57	Chairman, Chief Executive Officer and President
Pamela L. Linton	61	Senior Vice President, Global Human Resources
Michael F. McBreen	45	President, Global Operations Group
Michael D. Stornant	44	Vice President, Corporate Planning and Analysis
James D. Zwiers	43	Senior Vice President and President, Outdoor Group

Kenneth A. Grady has served the Company as General Counsel and Secretary since October 2006. During 2006, he was President and shareholder of the law firm K.A. Grady PC. During 2005, he served as Vice President, General Counsel and Secretary of PC Connection, Inc., a direct marketer of information technology products and solutions. From 2004 to 2005, Mr. Grady served as Executive Vice President of Administration, General Counsel and Secretary of KB Toys, Inc., a specialty toy retailer. From 2001 to 2004, he served as Vice President, General Counsel and Secretary of KB Toys, Inc.

Donald T. Grimes has served the Company as Senior Vice President, Chief Financial Officer and Treasurer since May 2008. From 2007 to 2008, he was the Executive Vice President and Chief Financial Officer for Keystone Automotive Operations, Inc., a distributor of automotive accessories and equipment. Prior to Keystone, Mr. Grimes held a series of senior corporate and divisional finance roles at Brown-Forman Corporation, a manufacturer and marketer of premium wines and spirits. During his employment at Brown-Forman, Mr. Grimes was Vice President, Director of Beverage Finance from 2006 to 2007; Vice President, Director of Corporate Planning and Analysis from 2003 to 2006; and Senior Vice President, Chief Financial Officer of Brown-Forman Spirits America from 1999 to 2003.

Robin J. Kleinjans-McKee has served the Company as Corporate Controller since February 2009. From 2006 to 2009, she was the Company's Director of Financial Reporting. From 2004 to 2006, Ms. Kleinjans-McKee served as Assurance Senior Manager at BDO Seidman, LLP, a professional services firm. From 1997 to 2004, Ms. Kleinjans-McKee served in various audit positions at BDO Seidman, LLP.

Blake W. Krueger has served the Company as Chairman since January 2010 and as Chief Executive Officer and President since April 2007. From October 2005 to April 2007, he served as Chief Operating Officer and President. From August 2004 to October 2005, he served as Executive Vice President and Secretary of the Company and President of the Heritage Brands Group. From November 2003 to August 2004, he served the Company as Executive Vice President, Secretary, and President of Caterpillar Footwear. From April 1996 to November 2003, he served the Company as Executive Vice President, General Counsel and Secretary. From 1993 to April 1996, he served as General Counsel and Secretary. From 1985 to 1996, he was a partner with the law firm of Warner Norcross & Judd LLP.

Pamela L. Linton has served the Company as Senior Vice President, Global Human Resources since December 2007. From 2005 to 2007, she was an independent consultant. From 2001 to 2005, she was Senior Vice President, Global Human Resources of American Greetings Corporation, a greeting card and gift wrap company.

Michael F. McBreen has served the Company as President, Global Operations Group of Wolverine since June 2008. From 2007 to 2008, he was Vice President, Supply Chain & Logistics for Furniture Brands International, a home furnishings company. Prior to Furniture Brands International, Mr. McBreen held a series of senior supply chain roles with Nike, Inc., a marketer of athletic footwear and apparel. During his employment at Nike, Mr. McBreen was

Director, Global Apparel Operations from 2004 to 2007; Director, Global Apparel Operations & Corporate Responsibility from 2002 to 2004; and Director, Global Supply Chain Operations from 2000 to 2002.

Michael D. Stornant has served the Company as Vice President, Corporate Planning and Analysis since February 2009. He served the Company as Corporate Controller from May 2008 until February 2009. From 2007 to 2008, he served as Senior Vice President of Owned Operations for the Global Operations Group. From 2006 to 2007, he was Wolverine's Vice President of Finance for the Global Operations Group. From 2003 to 2006, he served the Company as the Director of Internal Audit. From 1996 to 2003, he held various finance-related positions at the Company.

James D. Zwiers has served the Company as Senior Vice President and President, Outdoor Group since March 2009. From January 2008 until March 2009, he served as Senior Vice President of the Company. From October 2006 to December 2007, he served as President of the Company's Hush Puppies U.S. Division. From October 2005 to October 2006, he served as the Company's General Counsel and Secretary. From December 2003 to October 2005, he served as General Counsel and Assistant Secretary. From January 1998 to December 2003, he served the Company as Associate General Counsel and Assistant Secretary. From 1995 to 1998, he was an attorney with the law firm of Warner Norcross & Judd LLP.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the New York Stock Exchange under the symbol "WWW." The following table shows the high and low stock prices on the New York Stock Exchange and dividends declared by calendar quarter for 2010 and 2009. The number of stockholders of record on February 25, 2011, was 1,612.

	2010		2009	
Stock Price	High	Low	High	Low
First quarter	**$ 29.76**	**$ 23.51**	$ 21.87	$ 13.15
Second quarter	**$ 32.38**	**$ 26.33**	$ 23.90	$ 15.26
Third quarter	**$ 29.99**	**$ 24.25**	$ 27.25	$ 21.06
Fourth quarter	**$ 33.00**	**$ 26.89**	$ 28.31	$ 23.94

Cash Dividends Declared Per Share	**2010**	2009
First quarter	**$ 0.11**	$ 0.11
Second quarter	**$ 0.11**	$ 0.11
Third quarter	**$ 0.11**	$ 0.11
Fourth quarter	**$ 0.11**	$ 0.11

A quarterly dividend of $0.12 per share was declared during the first quarter of fiscal 2011. The Company currently expects that comparable cash dividends will be paid in future quarters in 2011.

The Company's credit agreement imposes certain restrictions on the Company's ability to pay cash dividends. As long as no default under the credit agreement exists or would be caused by the payment of the dividend, the Company may pay cash dividends (i) in an aggregate amount not to exceed $80 million per fiscal year and (ii) in an aggregate amount greater than $80 million per fiscal year if the Company maintains a prescribed leverage ratio.

See Item 12 for information with respect to the Company's equity compensation plans.

Stock Performance Graph

The following graph compares the five year cumulative total stockholder return on Wolverine common stock to the Standard & Poor's Small Cap 600 Index and the Standard & Poor's 600 Footwear Index, assuming an investment of $100 at the beginning of the period indicated. Wolverine is part of the Standard & Poor's Small Cap 600 Index and the Standard & Poor's Footwear Index. This Stock Performance Graph shall not be deemed to be incorporated by reference into the Company's SEC filings and shall not constitute soliciting material or otherwise be considered filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.


Five Year Cumulative Total Return Summary
DOLLARS
200
150
100
50
0
2005
2006
2007
2008
2009
2010
Wolverine World Wide, Inc.
S&P SmallCap 600 Index
S&P 600 Footwear Index

The following table provides information regarding the Company's purchases of its own common stock during the fourth quarter of fiscal 2010:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Amount that May Yet Be Purchased Under the Plans or Programs
Period 1 (September 12, 2010 to October 9, 2010)				
Common Stock Repurchase Program(1)	–	$ –	–	$154,110,117
Employee Transactions(2)	178	28.95	–	
Period 2 (October 10, 2010 to November 6, 2010)				
Common Stock Repurchase Program(1)	–	$ –	–	$154,110,117
Employee Transactions(2)	308	29.55	–	
Period 3 (November 7, 2010 to December 4, 2010)				
Common Stock Repurchase Program(1)	–	$ –	–	$154,110,117
Employee Transactions(2)	3,274	31.89	–	
Period 4 (December 5, 2010 to January 1, 2011)				
Common Stock Repurchase Program(1)	–	$ –	–	$154,110,117
Employee Transactions(2)	21,176	31.40	–	
Total for Fourth Quarter ended January 1, 2011				
Common Stock Repurchase Program(1)	–	$ –	–	$154,110,117
Employee Transactions(2)	24,936	31.43	–	

(1) The Company's Board of Directors approved a common stock repurchase program on February 11, 2010. This program authorized the repurchase of up to $200.0 million of common stock over a four-year period, commencing on the effective date of the program. There were no shares repurchased during fourth quarter of fiscal 2010, other than repurchases pursuant to the "Employee Transactions" set forth above.

(2) Employee transactions include: (1) shares delivered or attested in satisfaction of the exercise price and/or tax withholding obligations by holders of employee stock options who exercised options, and (2) restricted shares withheld to offset statutory minimum tax withholding that occurs upon vesting of restricted shares. The Company's employee stock compensation plans provide that the shares delivered or attested to, or withheld, shall be valued at the closing price of the Company's common stock on the date the relevant transaction occurs.

Item 6. Selected Financial Data

Five-Year Operating and Financial Summary [1]

	2010	2009	2008	2007	2006
(Thousands of Dollars, Except Per Share Data)					
Summary of Operations					
Revenue	**$ 1,248,517**	$ 1,101,056	$ 1,220,568	$ 1,198,972	$ 1,141,887
Net earnings	**104,470**	61,912	95,821	92,886	83,647
Per share of common stock:					
Basic net earnings[2][3]	**$ 2.15**	$ 1.26	$ 1.94	$ 1.75	$ 1.50
Diluted net earnings[2][3]	**2.11**	1.24	1.90	1.70	1.46
Cash dividends declared	**0.44**	0.44	0.44	0.36	0.30
Financial Position at Year End					
Total assets	**$ 786,575**	$ 712,076	$ 664,780	$ 638,378	$ 671,092
Long-term debt	**1,034**	1,615	5	10,731	21,471

Notes to Five-Year Operating and Financial Summary

(1) This summary should be read in conjunction with the consolidated financial statements and the related notes, which are attached as Appendix A to this Annual Report on Form 10-K.

(2) Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the year after adjustment for nonvested restricted common stock. Diluted earnings per share assume the exercise of dilutive stock options and the vesting of all outstanding restricted stock.

(3) Basic and diluted net earnings per share have been retroactively adjusted to reflect the adoption of FASB ASC Topic 260, *Earnings Per Share* on January 4, 2009, for participating securities which represent unvested restricted common stock which contain nonforfeitable rights to dividends or dividend equivalents.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

BUSINESS OVERVIEW
Wolverine World Wide, Inc. (the "Company") is a leading global designer, manufacturer and marketer of branded footwear, apparel and accessories. The Company's stated mission is to "*Excite Consumers Around the World with Innovative Footwear and Apparel that Bring Style to Purpose*." The Company pursues this mission by offering innovative products and compelling brand propositions, delivering supply chain excellence, complementing its footwear brands with strong apparel and accessories offerings and building a more substantial global consumer-direct footprint.

The Company's portfolio consists of 12 brands that were marketed in approximately 190 countries and territories as of January 1, 2011. This diverse portfolio and broad geographic reach position the Company for robust organic growth. The Company controls distribution of its brands into the retail channel via subsidiary operations in the United States, Canada, the United Kingdom and certain other countries in continental Europe. In other markets, the Company relies on a network of third-party distributors and licensees to market its brands. The Company also owned and operated 88 brick-and-mortar retail stores in the United States, Canada and the United Kingdom and operated 38 consumer-direct internet sites at the end of fiscal 2010.

2010 FINANCIAL OVERVIEW
- The Company ended 2010 with $150.4 million of cash and cash equivalents and interest-bearing debt of only $1.0 million.
- Revenue for 2010 was $1.249 billion, 13.4% above 2009 revenue of $1.101 billion, reflecting strong organic growth from all of the Company's operating divisions.
- Accounts receivable increased 20.0% in 2010 compared to 2009, driven primarily by the 23.2% increase in fourth quarter revenue. Days sales outstanding decreased from 63.3 days in 2009 to 60.5 days in 2010.
- Inventory increased $50.6 million, or 32.0%, in 2010 compared to 2009, reflecting both the excellent outlook for the first half of 2011 and strategic purchases ahead of announced price increases from third-party suppliers.
- Diluted earnings per share for 2010 were $2.11 per share compared to $1.24 per share for 2009, including the impact of $0.06 and $0.53 per share of restructuring and other transition costs in 2010 and 2009, respectively.
- The full year effective tax rate decreased to 27.1% from 27.8% in 2009, reflecting the net benefit from adjustments and the settlement of a foreign tax audit.
- The Company declared cash dividends of $0.44 per share in 2010, equal to the total dividends declared in 2009.
- The Company repurchased approximately 1,795,000 shares of common stock in 2010 for approximately $51.2 million and repurchased approximately 406,000 shares in 2009 for approximately $5.6 million, both of which lowered the average shares outstanding.

2010 DEVELOPMENTS

Strategic Restructuring Plan
On January 7, 2009, the Board of Directors of the Company approved a strategic restructuring plan designed to create significant operating efficiencies, improve the Company's supply chain and create a stronger global platform. On October 7, 2009, the Company announced that two initiatives in its restructuring plan had been expanded to enable the consolidation of two domestic manufacturing facilities into one and to finalize realignment of certain product creation organizations. The strategic restructuring plan and all actions under the plan, except for certain cash payments, were completed as of June 19, 2010.

OUTLOOK FOR 2011

Fiscal year 2011 revenue is expected to increase based on continued positive momentum across all brands. Based on the favorable outlook for the business, the Company anticipates revenue growth in the high single digits to low teens.

The Company expects the fiscal 2011 gross margin to be similar to the fiscal 2010 gross margin of 39.5%, as higher product costs are expected to be offset by strategic price increases and anticipated favorable product mix. The Company anticipates modest operating expense leverage, a full year effective tax rate of 29.0% and fully diluted earnings per share growth in the high single digits to mid teens.

The following is a discussion of the Company's results of operations and liquidity and capital resources. This section should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this Annual Report.

RESULTS OF OPERATIONS – FISCAL 2010 COMPARED TO FISCAL 2009

FINANCIAL SUMMARY – 2010 VERSUS 2009

(Millions of Dollars, Except Per Share Data)	**2010**		2009		Change	
	$	**% of Total**	$	% of Total	$	%
Revenue						
Branded footwear, apparel and licensing	**$ 1,117.6**	**89.5%**	$ 991.2	90.0%	$ 126.4	12.8%
Other business units	**130.9**	**10.5%**	109.9	10.0%	21.0	19.1%
Total Revenue	**$ 1,248.5**	**100.0%**	$ 1,101.1	100.0%	$ 147.4	13.4%
	$	**% of Revenue**	$	% of Revenue	$	%
Gross Profit						
Branded footwear, apparel and licensing	**$ 440.1**	**39.4%**	$ 390.8	39.4%	$ 49.3	12.6%
Other business units	**52.5**	**40.1%**	40.9	37.2%	11.6	28.4%
Total Gross Profit	**$ 492.6**	**39.5%**	$ 431.7	39.2%	$ 60.9	14.1%
Selling, general and administrative expenses	**$ 347.5**	**27.8%**	$ 316.4	28.7%	$ 31.1	9.8%
Restructuring and other transition costs	**2.8**	**0.2%**	29.7	2.7%	(26.9)	(90.6%)
Total Operating Expenses	**$ 350.3**	**28.1%**	$ 346.1	31.4%	$ 4.2	1.2%
Interest expense – net	**$ 0.4**	**0.0%**	$ 0.1	0.0%	$ 0.3	300.0%
Other (income) – net	**(1.3)**	**0.1%**	(0.2)	0.0%	1.1	550.0%
Earnings before income taxes	**143.2**	**11.5%**	85.7	7.8%	57.5	67.1%
Net Earnings	**$ 104.5**	**8.4%**	$ 61.9	5.6%	$ 42.6	68.8%
Diluted earnings per share	**$ 2.11**	**-**	$ 1.24	-	$ 0.87	70.2%

The Company has one reportable segment that is engaged in designing, manufacturing, sourcing, marketing, licensing and distributing branded footwear, apparel and accessories. In fiscal 2010 and fiscal 2009, this reportable segment was organized into four primary wholesale operating segments:

- **Outdoor Group**, consisting of *Merrell®*, *Chaco®* and *Patagonia®* footwear, and *Merrell®* brand apparel;
- **Wolverine Footwear Group**, consisting of *Bates®*, *HyTest®*, and *Wolverine®* boots and shoes and *Wolverine®* brand apparel;
- **Heritage Brands Group**, consisting of *Cat®* footwear, *Harley-Davidson®* footwear and *Sebago®* footwear and apparel; and
- **Hush Puppies Group**, consisting of *Hush Puppies®*, *Soft Style®* and *Cushe®*.

The Company's other operating segments, which do not collectively comprise a separate reportable segment, consisted of: Wolverine Retail, the Company's consumer-direct business; Wolverine Leathers, which markets pigskin leather; and Wolverine Procurement, which includes pigskin procurement operations.

The following is supplemental information on total revenue:

TOTAL REVENUE

	2010		2009		Change	
	$	**% of Total**	$	% of Total	$	%
(Millions of Dollars)						
Outdoor Group	**$ 467.6**	**37.5%**	$ 416.2	37.8%	$ 51.4	12.3%
Wolverine Footwear Group	**274.9**	**22.0%**	233.2	21.2%	41.7	17.9%
Heritage Brands Group	**222.3**	**17.8%**	198.3	18.0%	24.0	12.1%
Hush Puppies Group	**140.3**	**11.2%**	131.6	12.0%	8.7	6.6%
Other	**12.5**	**1.0%**	11.9	1.1%	0.6	5.0%
Total branded footwear, apparel and licensing revenue	**$ 1,117.6**	**89.5%**	$ 991.2	90.0%	$ 126.4	12.8%
Other business units	**130.9**	**10.5%**	109.9	10.0%	21.0	19.1%
Total Revenue	**$ 1,248.5**	**100.0%**	$ 1,101.1	100.0%	$ 147.4	13.4%

REVENUE

Revenue for 2010 increased $147.4 million from 2009, to $1.249 billion. Strong organic growth in unit volume and higher average selling price for the branded footwear, apparel and licensing operations resulted in $122.1 million of the increase with every significant region delivering double digit revenue growth in 2010 compared to 2009. Changes in foreign exchange rates increased reported revenue by $4.3 million. Revenue from the other business units increased $21.0 million, led by strong organic growth in the consumer-direct business and strong demand for proprietary leather from customers of the Wolverine Leathers business. International revenue represented 38.4% of total revenue in 2010 compared to 37.3% in 2009.

The Outdoor Group generated revenue of $467.6 million in 2010, a $51.4 million increase from 2009. The *Merrell®* brand's revenue increased at a rate in the low teens compared to 2009, primarily as a result of increased market penetration in every geography, category and channel and successful at-once programs. *Patagonia®* Footwear's revenue increased at a rate in the mid thirties in 2010 compared to 2009, due to continued strong demand from key outdoor retailers. The *Chaco®* brand grew at a rate in the high teens compared to 2009, due primarily to the brand's expanded distribution in the U.S. and the introduction of closed-toe product designed to evolve the brand into a four-season offering.

The Wolverine Footwear Group recorded revenue of $274.9 million in 2010, a $41.7 million increase from 2009. Revenue for the *Wolverine®* brand increased at a rate in the low twenties due primarily to continued growth in the brand's core work business as well as significant growth in the rugged casual business. The *Bates®* footwear business grew revenue at a high single digit rate as it began shipping military boots under a major contract awarded in the third quarter of 2010. *HyTest®*'s revenue increased at a rate in the low thirties due to a rebound in the safety footwear market.

The Heritage Brands Group generated revenue of $222.3 million during 2010, a $24.0 million increase over 2009. *Cat®* Footwear's revenue increased at a rate in the mid teens compared to 2009, reflecting stronger sales in both the U.S. and European markets and an increase in sales to premium retailers. *Harley-Davidson®* Footwear revenue increased at a mid single digit rate compared to 2009 due primarily to organic growth in the European market. The *Sebago®* brand experienced an increase in revenue at a rate in the mid teens for 2010 as a result of solid organic growth in the European and third-party distributor markets, driven by investments designed to increase brand awareness.

The Hush Puppies Group recorded revenue of $140.3 million in 2010, an $8.7 million increase from 2009. *Hush Puppies®* revenue increased at a low single digit rate as growth in the United States and the third-party licensing business was partially offset by declines in the Canadian and European markets. The *Soft Style®* brand grew its revenue at a mid single digit rate as a result of growth in the department store channel, independent retailers and e-commerce. The *Cushe®* brand more than doubled compared to 2009, driven by the excellent placement the brand has secured in specialty, outdoor and surf retail venues along with the addition of more international distributors and independent retailers.

Within the Company's other business units, Wolverine Retail reported a sales increase in the mid teens compared to 2009 as a result of growth from the Company's e-commerce channel and mid single-digit growth in comparable store sales from Company-owned stores. Wolverine Retail operated 88 retail stores worldwide at the end of both 2010 and 2009, with 7 new store openings in 2010 offset by the Company's decision to close 7 underperforming locations in order to improve financial results. The Wolverine Leathers business reported a revenue increase at a rate in the low thirties, primarily due to strong demand for Wolverine's proprietary pigskin leather from third-party customers.

GROSS MARGIN

Gross margin in 2010 of 39.5% was 30 basis points higher than the prior year. The increase primarily resulted from restructuring and other transition costs included in the cost of sales of $1.4 million compared to $5.9 million in the prior year, positive shift in product mix and selected selling price increases, which were partially offset by the year-end LIFO adjustment and higher year-over-year product and freight costs.

OPERATING EXPENSES

Operating expenses of $350.3 million in 2010 increased $4.2 million from $346.1 million in 2009. The increase was related primarily to increases in advertising and marketing expenses designed to increase brand awareness; increases in operating expenses that vary with revenue, such as selling commissions and distribution costs; and higher compensation costs. These increases were partially offset by continued discipline in lowering general and administrative expenses and a $26.9 million dollar reduction in restructuring and other transition costs.

INTEREST, OTHER AND TAXES

The increase in net interest expense reflected increased facility fees under the new credit agreement and increased amortization of closing costs offset by a reduction in revolver borrowings in 2010.

The increase in other income is primarily related to the sale of Wolverine Procurement assets in the fourth quarter of 2010, which resulted in a $1.1 million gain and the change in realized gains or losses on foreign denominated assets and liabilities.

The Company's full year effective tax rate in fiscal year 2010 was 27.1%, compared to 27.8% in fiscal year 2009. The lower effective tax rate reflects benefits from the favorable settlement of a foreign tax audit and a higher percentage of the Company's earnings being attributable to foreign jurisdictions where tax rates are lower than in the U.S. or nontaxable based on specific tax rulings and legislation.

NET EARNINGS AND EARNINGS PER SHARE

As a result of the revenue, gross margin and expense changes discussed above, the Company had net earnings of $104.5 million in 2010 compared to $61.9 million in 2009, an increase of $42.6 million.

Diluted net earnings per share increased 70.2% in 2010 to $2.11 from $1.24 in 2009. The increase was primarily attributable to increased revenues, improved gross margin and lower restructuring and other transition costs. The Company repurchased approximately 1,795,000 shares of common stock in 2010 for approximately $51.2 million and repurchased approximately 406,000 shares in 2009 for approximately $5.6 million, both of which lowered the average shares outstanding.

Inflation did not have a significant impact on revenue or net earnings.

RESULTS OF OPERATIONS – FISCAL 2009 COMPARED TO FISCAL 2008

FINANCIAL SUMMARY – 2009 VERSUS 2008

(Millions of Dollars, Except Per Share Data)	**2009**		2008		Change	
	$	**% of Total**	$	% of Total	$	%
Revenue						
Branded footwear, apparel and licensing	**$ 991.2**	**90.0%**	$ 1,106.1	90.6%	$ (114.9)	(10.4%)
Other business units	**109.9**	**10.0%**	114.5	9.4%	(4.6)	(4.0%)
Total Revenue	**$ 1,101.1**	**100.0%**	$ 1,220.6	100.0%	$ (119.5)	(9.8%)

	$	**% of Revenue**	$	% of Revenue	$	%
Gross Profit						
Branded footwear, apparel and licensing	**$ 390.8**	**39.4%**	$ 444.7	40.2%	$ (53.9)	(12.1%)
Other business units	**40.9**	**37.2%**	41.3	36.1%	(0.4)	(0.9%)
Total Gross Profit	**$ 431.7**	**39.2%**	$ 486.0	39.8%	$ (54.3)	(11.2%)
Selling, general and administrative expenses	**$ 316.4**	**28.7%**	$ 345.2	28.3%	$ (28.8)	(8.3%)
Restructuring and other transition costs	**29.7**	**2.7%**	-	0.0%	29.7	100.0%
Total Operating Expenses	**$ 346.1**	**31.4%**	$ 345.2	28.3%	$ 0.9	0.3%
Interest expense – net	**$ 0.1**	**0.0%**	$ 1.1	0.1%	$ (1.0)	(89.8%)
Other (income) – net	**(0.2)**	**0.0%**	(0.9)	0.1%	0.7	78.3%
Earnings before income taxes	**85.7**	**7.8%**	140.6	11.5%	(54.9)	(39.0%)
Net Earnings	**$ 61.9**	**5.6%**	$ 95.8	7.9%	$ (33.9)	(35.4%)
Diluted earnings per share	**$ 1.24**	**-**	$ 1.90	-	$ (0.66)	(34.7%)

The following is supplemental information on total revenue:

TOTAL REVENUE

	2009		2008		Change	
	$	**% of Total**	$	% of Total	$	%
(Millions of Dollars)						
Outdoor Group	**$ 416.2**	**37.8%**	$ 428.4	35.1%	$ (12.2)	(2.8%)
Wolverine Footwear Group	**233.2**	**21.2%**	261.9	21.5%	(28.7)	(10.9%)
Heritage Brands Group	**198.3**	**18.0%**	242.3	19.8%	(44.0)	(18.2%)
Hush Puppies Group	**131.6**	**12.0%**	160.9	13.2%	(29.3)	(18.2%)
Other	**11.9**	**1.1%**	12.6	1.0%	(0.7)	(6.1%)
Total branded footwear, apparel and licensing revenue	**$ 991.2**	**90.0%**	$ 1,106.1	90.6%	$ (114.9)	(10.4%)
Other business units	**109.9**	**10.0%**	114.5	9.4%	(4.6)	(4.0%)
Total Revenue	**$ 1,101.1**	**100.0%**	$ 1,220.6	100.0%	$ (119.5)	(9.8%)

REVENUE

Revenue for 2009 decreased $119.5 million from 2008, to $1,101.1 million. Declines in unit volume for the branded footwear, apparel and licensing operations were primarily due to tough market conditions brought about by the global recession. These declines were only partially offset by price increases for selected brands, causing revenue to decrease $76.7 million. Changes in foreign exchange rates decreased revenue by $38.2 million. Revenue from the other business units decreased $4.6 million. International revenue represented 37.3% of total reported revenue in 2009 compared to 40.2% in 2008, with the decline resulting primarily from the stronger U.S. dollar.

The Outdoor Group generated revenue of $416.2 million for 2009, a $12.2 million decrease from 2008. The *Merrell®* brand's revenue decreased at a mid single-digit rate over the prior year, primarily as a result of the strengthening of the U.S. dollar and tough economic conditions in the brand's international markets. *Patagonia®* Footwear's revenue decreased at a rate in the low single-digits in 2009 compared to 2008, due primarily to tough economic conditions. The addition and successful integration of the *Chaco®* brand early in the fiscal year contributed to the group's overall revenue performance in 2009.

The Wolverine Footwear Group recorded revenue of $233.2 million in 2009, a $28.7 million decrease from 2008. Revenue for the *Wolverine®* brand declined at a high single-digit rate due primarily to negative economic conditions in the U.S. work sector. The *Bates®* uniform footwear business realized a decrease in revenue at a rate in the low teens, due primarily to planned reduction in purchases by the U.S. Department of Defense. *HyTest®*'s revenue declined at a rate in the low thirties due to factory closures and high unemployment rates among the brand's target consumers.

The Heritage Brands Group recorded revenue of $198.3 million during 2009, a $44.0 million decrease over 2008. *Cat®* Footwear's revenue decreased at a rate in the low twenties compared to 2008, reflecting challenging economic conditions in many of the brand's major markets and the impact of the stronger U.S. dollar. *Harley-Davidson®* Footwear revenue decreased at rate in the mid teens due primarily to declines in the dealer and retail market. The *Sebago®* brand experienced a decline in revenue at a rate in the low teens for 2009 as a result of tough economic conditions in many of the brand's most important markets and the stronger U.S. dollar.

The Hush Puppies Group recorded revenue of $131.6 million in 2009, a $29.3 million decrease from 2008. *Hush Puppies®* revenue decreased at a rate in the high teens due primarily to continued retail consolidation in Europe caused by weaker consumer spending and the strengthening of the U.S. dollar compared to 2008. The *Soft Style®* brand experienced a decline in revenue at a rate in the mid thirties as a result of a weak retail environment and production delays at third-party factories. Revenue generated by the *Cushe®* brand, acquired in early fiscal 2009, partially offset these revenue declines.

Within the Company's other business units, Wolverine Retail reported a high single-digit sales increase versus 2008 as a result of growth from the Company's e-commerce channel and low single-digit growth in comparable store sales from Company-owned stores. Wolverine Retail operated 88 retail stores worldwide at the end of 2009 compared to 90 at the end of 2008, as 9 new store openings were more than offset by the Company's decision to close 11 underperforming locations in order to improve financial results. The Wolverine Leathers business reported a revenue decline at a rate in the mid twenties for 2009, primarily due to a decline in demand for its proprietary products and a significant decline in the market price for finished leather.

GROSS MARGIN

Gross margin in 2009 of 39.2% was 60 basis points lower than the prior year. Restructuring and other transition costs of $5.9 million included in cost of goods sold in 2009 accounted for 50 basis points of the decline, with the remainder of the decrease resulting from the negative impact of foreign exchange, increases in product costs and a higher mix of lower margin product sales in 2009.

OPERATING EXPENSES

Operating expenses of $346.1 million in 2009 increased $0.9 million from $345.2 million in 2008. The increase was related to restructuring and other transition costs of $29.7 million, operating expenses associated with recently acquired brands of $6.9 million and increased pension expense of $8.8 million. These increases were offset by the favorable impact of foreign exchange of $8.6 million, lower general and administrative costs as a result of the Company's restructuring and cost-savings initiatives and decreases in certain operating expenses that vary with revenue, such as selling commissions and distribution costs.

INTEREST, OTHER AND TAXES

The decrease in net interest expense reflected lower outstanding debt as a result of the repayment in full of the Company's senior notes during the fourth quarter of 2008 and lower average balances outstanding on the Company's revolving line of credit during 2009.

The decrease in other income is related primarily to the change in realized gains or losses on foreign denominated assets and liabilities.

The Company's full year effective tax rate for fiscal year 2009 was 27.8%, compared to 31.8% for fiscal year 2008. The lower effective tax rate reflects benefits from the Company's strategic restructuring plan, the cumulative full year benefits from various tax planning strategies related primarily to the Company's international operations and a higher percentage of the Company's earnings being attributable to foreign jurisdictions where tax rates are lower than in the U.S. or nontaxable based on specific tax rulings and legislation.

NET EARNINGS AND EARNINGS PER SHARE

As a result of the revenue, gross margin and expense changes discussed above, the Company had net earnings of $61.9 million in 2009 compared to $95.8 million in 2008, a decrease of $33.9 million.

Diluted net earnings per share decreased 34.7% in 2009 to $1.24 from $1.90 in 2008. The decrease was primarily attributable to the global recession, restructuring and other transition costs, increased pension expense and the negative effect of foreign exchange rates.

Inflation did not have a significant impact on revenue or net earnings.

LIQUIDITY AND CAPITAL RESOURCES

	January 1, 2011	January 2, 2010	Change $	Change %
(Millions of Dollars)				
Cash and cash equivalents	$ **150.4**	$ 160.4	$ (10.0)	(6.2%)
Accounts receivable	**196.5**	163.8	32.7	20.0%
Inventories	**208.7**	158.1	50.6	32.0%
Accounts payable	**64.1**	42.3	21.8	51.5%
Current accrued liabilities	**77.1**	86.3	(9.2)	(10.7%)
Interest-bearing debt	**1.0**	1.6	(0.6)	(37.5%)
Cash provided by operating activities	**67.9**	168.6	(100.7)	(59.7%)
Additions to property, plant and equipment	**16.4**	11.7	4.7	40.2%
Depreciation and amortization	**16.2**	17.6	(1.4)	(8.0%)

Cash and cash equivalents was $150.4 million as of January 1, 2011 a decrease of $10.0 million versus the balance at January 2, 2010, due primarily to incremental investments in working capital and other operating assets to support future growth, partially offset by improved revenue and profit. Accounts receivable increased 20.0% compared to the end of fiscal year 2009 on a 23.2% increase in fourth quarter revenue. No single customer accounted for more than 10% of the outstanding accounts receivable balance at January 1, 2011. As expected, inventory levels at year end increased substantially from 2009, up 32.0%. The increase is primarily due to the strong outlook for the first half of 2011 and strategic purchases ahead of announced cost increases on core product.

The increase in accounts payable as of January 1, 2011 compared to January 2, 2010 was primarily attributable to the increase in inventory levels and the timing of cash payments to vendors. The decrease in current accrued liabilities was due primarily to decreased restructuring accruals and changes in timing of payments, which resulted in a decrease in taxes payable and liabilities related to foreign exchange contracts. These decreases were partially offset by increases in incentive compensation and advertising accruals.

The Company's credit agreement with a bank syndicate provides the Company with access to capital under a revolving credit facility, including a swing-line facility and letter of credit facility, in an initial aggregate amount of up to $150.0 million. This amount is subject to increase up to a maximum aggregate amount of $225.0 million under certain circumstances. The revolving credit facility is used to support working capital requirements and other business needs. There were no amounts outstanding at January 1, 2011 under the current revolving credit facility or at January 2, 2010 under the Company's previous revolving credit facility. The Company considers balances drawn on the revolving credit facility, if any, to be short-term in nature. The Company was in compliance with all debt covenant requirements at January 1, 2011 under the current revolving credit facility and at January 2, 2010 under the Company's previous revolving credit facility. Proceeds from the revolving credit facility, along with cash flows from operations, are expected to be sufficient to meet working capital needs for the foreseeable future. Any excess cash flows from operating activities are expected to be used to purchase property, plant and equipment, pay down debt, fund internal and external growth initiatives, pay dividends or repurchase the Company's common stock.

Net cash provided by operating activities in fiscal 2010 was $67.9 million versus $168.6 million in fiscal 2009, a decrease of $100.7 million. Stronger earnings performance and lower cash payments for restructuring were more than offset by additional investments in working capital and the timing of tax and operating expense payments.

The majority of capital expenditures for the year were for information system enhancements, manufacturing equipment and building improvements. The Company leases machinery, equipment and certain warehouse, office and retail store space under operating lease agreements that expire at various dates through 2023.

The Company's Board of Directors approved a common stock repurchase program on April 19, 2007. The program authorized the repurchase of up to 7.0 million shares of common stock over a 36-month period beginning on the effective date of the program. The Company repurchased 199,996 shares at an average price of $26.52 per share during the first quarter of 2010, which exhausted the number of shares authorized for repurchase under the program. The Company's Board of Directors approved a new common stock repurchase program on February 11, 2010. This program authorizes the repurchase of up to $200.0 million in common stock over a four-year period. The Company repurchased 683,808 shares at an average price of $28.18 in the first quarter of 2010, 752,643 shares at an average price of $29.99 per share during the second quarter of 2010, 158,700 shares at an average price of $25.51 per share during the third quarter and repurchased no shares during the fourth quarter of 2010 under this new program. The primary purpose of the stock repurchase programs is to increase stockholder value. The Company intends to continue to repurchase shares of its common stock under the new program from time to time in open market or privately negotiated transactions, depending upon market conditions and other factors.

	2010		2009		Cumulative	
(Thousands of Dollars, Except Share Data)						
Authorization effective date	**Shares repurchased**	**Market price of shares repurchased**	Shares repurchased	Market price of shares repurchased	Shares repurchased	Market price of shares repurchased
April 19, 2007	**199,996**	**$ 5,304**	406,200	$ 5,593	7,000,000	$ 180,802
February 11, 2010	**1,595,151**	**$ 45,890**	-	$ -	1,595,151	$ 45,890

The Company declared total dividends of $0.44 per share for fiscal years 2010 and 2009. On February 11, 2011, the Company declared a quarterly cash dividend of $0.12 per share of common stock, to be paid on May 2, 2011 to shareholders of record on April 1, 2011.

NEW ACCOUNTING STANDARDS

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements* ("ASU No. 2010-06"). ASU No. 2010-06 amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchases, sales, issuances and settlements relative to Level 3 measurements; and clarifying the existing fair value disclosures about the level of disaggregation. ASU No. 2010-06 was effective for financial statements issued for interim and annual periods beginning after December 15, 2009 (first quarter 2010 for the Company), except for the requirement to provide Level 3 activity, which is effective for fiscal years beginning after December 15, 2010 (first quarter 2011 for the Company). The Company adopted the applicable disclosure requirements of this ASU in the first quarter of 2010, and the adoption did not affect the Company's consolidated financial position, results of operations or cash flows.

In February 2010, the FASB issued ASU No. 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements*. This ASU, which was effective immediately, removed the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated. The Company adopted this standard in the first quarter of 2010.

In December 2010, the FASB issued ASU 2010-28, *Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts*. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity must consider whether there are any adverse qualitative factors indicating an impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning December 15, 2010 (the first quarter of fiscal 2011 for the Company). The adoption of this ASU is not expected to have a material impact on the Company's goodwill impairment evaluation as the Company does not currently have reporting units with zero or negative carrying amounts.

In December 2010, the FASB issued ASU 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations*. ASU 2010-29 requires that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This ASU also expands the supplemental pro forma adjustments to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2010 (fiscal 2011 for the Company). The Company will provide the supplementary pro forma information when completing future business combinations.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, management evaluates these estimates. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Historically, actual results have not been materially different from the Company's estimates. However, actual results may differ materially from these estimates under different assumptions or conditions.

The Company has identified the following critical accounting policies used in determining estimates and assumptions in the amounts reported. Management believes that an understanding of these policies is important to an overall understanding of the Company's consolidated financial statements.

REVENUE RECOGNITION

Revenue is recognized on the sale of products manufactured or sourced by the Company when the related goods have been shipped, legal title has passed to the customer and collectability is reasonably assured. Revenue generated through programs with licensees and distributors involving products bearing the Company's trademarks is recognized as earned according to stated contractual terms upon either the purchase or shipment of branded products by licensees and distributors.

The Company records provisions against gross revenue for estimated returns and cash discounts in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical returns experiences, historical discounts taken and analysis of credit memorandum activity. The actual amount of customer returns or allowances may differ from the Company's estimates. The Company records either an increase or decrease to gross sales in the period in which it determines an adjustment to be appropriate.

ACCOUNTS RECEIVABLE

The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from its customers' inability to make required payments. Company management evaluates the allowance for uncollectible accounts receivable based on a review of current customer status and historical collection experience. Historically, losses have been within the Company's expectations. Adjustments to these estimates may be required if the financial condition of the Company's customers were to change. If the Company were to determine that increases or decreases to the allowance for uncollectible accounts were appropriate, the Company would record either an increase or decrease to general and administrative expenses in the period in which the Company made such a determination. At January 1, 2011 and January 2, 2010, management believed that it had provided sufficient reserves to address future collection uncertainties.

INVENTORY

The Company values its inventory at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for all domestic raw materials and work-in-process inventories and certain domestic finished goods inventories. Cost is determined using the first-in, first-out ("FIFO") method for all raw materials, work-in-process and finished goods inventories in foreign countries. The FIFO method is also used for all finished goods inventories of the Company's retail business, due to the unique nature of those operations, and for certain domestic finished goods inventories. The Company has applied these inventory cost valuation methods consistently from year to year.

The Company reduces the carrying value of its inventories to the lower of cost or market for excess or obsolete inventories based upon assumptions about future demand and market conditions. If the Company were to determine that the estimated market value of its inventory is less than the carrying value of such inventory, the Company would provide a reserve for such difference as a charge to cost of sales. If actual market conditions are different from those projected, adjustments to those inventory reserves may be required. The adjustments would increase or decrease the Company's cost of sales and net income in the period in which they were realized or recorded. Inventory quantities are verified at various times throughout the year by performing physical inventory observations and perpetual inventory cycle count procedures. If the Company determines that adjustments to the inventory quantities are appropriate, an increase or decrease to the Company's cost of sales and inventory is recorded in the period in which such determination was made. At January 1, 2011 and January 2, 2010, management believed that it had provided sufficient reserves for excess or obsolete inventories.

GOODWILL AND OTHER NON-AMORTIZABLE INTANGIBLES

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to impairment tests at least annually or when indicators of impairment exist. The first step of the goodwill impairment test requires that the estimated fair value of the applicable reporting unit be compared with its recorded value. The Company establishes fair value by calculating the present value of the expected future cash flows of the reporting unit and by completing a market analysis. The Company uses assumptions about expected future operating performance in determining estimates of those cash flows, which may differ from actual cash flows. If the recorded values of these assets are not recoverable, based on the discounted cash flow and market approach analyses, management performs the next step, which compares the fair value of the reporting unit calculated in step one to the fair value of the tangible and intangible assets of the reporting unit, which results in an implied fair value of goodwill. Goodwill is reduced by any shortfall of implied goodwill to its carrying value. Impairment tests for other non-amortizable intangibles require the determination of the fair value of the intangible asset. The carrying value is reduced by any excess over fair value. The Company reviewed the carrying amounts of goodwill and other non-amortizable intangible assets and determined that there was no impairment for the years ended January 1, 2011 and January 2, 2010.

INCOME TAXES

The Company operates in multiple tax jurisdictions, both inside and outside the United States. Accordingly, management must determine the appropriate allocation of income in accordance with local law for each of these jurisdictions. Income tax audits associated with the allocation of this income and other complex issues may require an extended period of time to resolve and may result in income tax adjustments if changes to the income allocation are required between jurisdictions with different income tax rates. Because income tax adjustments in certain jurisdictions can be significant, the Company records accruals representing management's best estimate of the resolution of these matters. To the extent additional information becomes available, such accruals are adjusted to reflect the revised estimated outcome. The Company believes its tax accruals are adequate to cover exposures related to changes in income allocation between tax jurisdictions. The carrying value of the Company's deferred tax assets assumes that the Company will be able to generate sufficient taxable income in future years to utilize these deferred tax assets. If these assumptions change, the Company may be required to record valuation allowances against its gross deferred tax assets in future years, which would cause the Company to record additional income tax expense in the Company's consolidated statements of operations. Management evaluates the potential the Company will be able to realize its gross deferred tax assets and assesses the need for valuation allowances on a quarterly basis.

On a periodic basis, the Company estimates what the effective tax rate will be for the full fiscal year and records a quarterly income tax provision in accordance with the anticipated annual rate. As the fiscal year progresses, that estimate is refined based upon actual events and the distribution of earnings in each tax jurisdiction during the year. This continual estimation process periodically results in a change to the expected effective tax rate for the fiscal year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the revised anticipated annual rate.

RETIREMENT BENEFITS

The determination of the obligation and expense for retirement benefits is dependent on the selection of certain actuarial assumptions used in calculating such amounts. These assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. These assumptions are reviewed with the Company's actuaries and updated annually based on relevant external and internal factors and information, including but not limited to, long-term expected asset returns, rates of termination, regulatory requirements and plan changes.

The Company utilizes a bond matching calculation to determine the discount rate used to calculate its year-end pension liability and subsequent year pension expense. A hypothetical bond portfolio is created based on a presumed purchase of individual bonds to settle the plan's expected future benefit payments. The discount rate is the resulting yield of the hypothetical bond portfolio. The bonds selected are rated AA- or higher by at least two recognized ratings agency and are non-callable, currently purchasable and non-prepayable. The discount rate at year end 2010 was 5.94%. Pension expense is also impacted by the expected long-term rate of return on plan assets, which the Company determined to be 8.5% in 2010. This determination is based on both actual historical rates of return experienced by the pension assets and the long-term rate of return of a composite portfolio of equity and fixed income securities that reflects the approximate diversification of the pension assets.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of FASB ASC Topic 718, *Compensation – Stock Compensation*. The Company utilizes the Black-Scholes model, which requires the input of subjective assumptions. These assumptions include estimating (a) the length of time employees will retain their vested stock options before exercising them ("expected term"), (b) the volatility of the Company's common stock price over the expected term and (c) the number of options that will be forfeited. Changes in these assumptions can materially affect the estimate of fair value of stock-based compensation and, consequently, the related expense amounts recognized in the consolidated statements of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company faces market risk to the extent that changes in foreign currency exchange rates affect the Company's foreign assets, liabilities and inventory purchase commitments and to the extent that its long-term debt requirements are affected by changes in interest rates. The Company manages these risks by attempting to denominate contractual and other foreign arrangements in U.S. dollars. The Company does not believe that there has been a material change during 2010 in the nature of the Company's primary market risk exposures, including the categories of market risk to which the Company is exposed and the particular markets that present the primary risk of loss to the Company. As of the date of this Annual Report on Form 10-K, the Company does not know of or expect there to be any material change in the near-term in the general nature of its primary market risk exposure.

Under the provisions of FASB ASC Topic 815, *Derivatives and Hedging*, the Company is required to recognize all derivatives on the balance sheet at fair value. Derivatives that are not qualifying hedges must be adjusted to fair value through earnings. If a derivative is a qualifying hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.

The Company conducts wholesale operations outside of the United States in the United Kingdom, continental Europe and Canada where the functional currencies are primarily the British pound, euro and Canadian dollar, respectively. The Company utilizes foreign currency forward exchange contracts to manage the volatility associated with U.S. dollar inventory purchases made by non-U.S. wholesale operations in the normal course of business. At January 1, 2011 and January 2, 2010, the Company had outstanding forward currency exchange contracts to purchase $111.8 million and $69.6 million, respectively, of U.S. dollars with maturities ranging up to 364 days.

The Company also has production facilities in the Dominican Republic and sourcing locations in Asia, where financial statements reflect the U.S. dollar as the functional currency. However, operating costs are paid in the local currency. Royalty revenue generated by the Company from third-party foreign licensees is calculated in the licensees' local currencies, but paid in U.S. dollars. Accordingly, the Company's reported results are subject to foreign currency exposure for this stream of revenue and expenses.

Assets and liabilities outside the United States are primarily located in the United Kingdom, Canada and the Netherlands. The Company's investments in foreign subsidiaries with a functional currency other than the U.S. dollar are generally considered long-term. Accordingly, the Company does not hedge these net investments. For the year ended January 1, 2011, the strengthening of the U.S. dollar compared to foreign currencies decreased the value of these investments in net assets by $2.9 million. For the year ended January 2, 2010, the weakening of the U.S. dollar compared to foreign currencies increased the value of these investments in net assets by $15.3 million. These changes resulted in cumulative foreign currency translation adjustments at January 1, 2011 and January 2, 2010 of $11.5 million and $14.5 million, respectively, that are deferred and recorded as a component of accumulated other comprehensive income in stockholders' equity.

Because the Company markets, sells and licenses its products throughout the world, it could be affected by weak economic conditions in foreign markets that could reduce demand for its products.

The Company is exposed to changes in interest rates primarily as a result of its revolving credit agreement. As of January 1, 2011 and January 2, 2010, the Company had no outstanding balances on its revolving credit.

The Company does not enter into contracts for speculative or trading purposes, nor is it a party to any leveraged derivative instruments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of January 1, 2011.

CONTRACTUAL OBLIGATIONS

The Company has the following payments under contractual obligations due by period:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(Thousands of Dollars)					
Operating leases	$ 118,134	16,926	28,138	23,387	49,683
Short- and long-term debt obligations	1,034	517	517	-	-
Purchase obligations [1]	206,889	206,889	-	-	-
Restructuring related obligations	441	441	-	-	-
Deferred compensation	738	172	324	63	179
Pension [2]	31,800	31,800	-	-	-
SERP	27,048	1,961	3,955	5,982	15,150
Dividends declared	5,925	5,925	-	-	-
Minimum royalties	6,275	1,693	1,778	1,850	954
Minimum advertising	12,554	1,941	4,058	4,305	2,250
Total [3]	$ 410,838	$ 268,265	$ 38,770	$ 35,587	$ 68,216

(1) Purchase obligations primarily relate to inventory and capital expenditure commitments.

(2) Pension obligations reflect only expected pension funding as there are currently no required funding obligations under government regulation. Funding amounts are calculated on an annual basis and no required or planned funding beyond one year has been determined.

(3) The Company adopted FASB ASC Topic 740, *Income Taxes,* on December 31, 2006. The total amount of unrecognized tax benefits on the Consolidated Balance Sheet at January 1, 2011 is $9.7 million. At this time, the Company is unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes. As a result, this amount is not included in the table above.

At January 1, 2011, the Company had $150.0 million of additional borrowing capacity available under a revolving credit agreement with a termination date of June 7, 2014 and $1.4 million of additional borrowing capacity under three standby letters of credit.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The response to this Item is set forth under the caption "Quantitative and Qualitative Disclosures About Market Risk" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

The response to this Item is set forth in Appendix A of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on and as of the time of such evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting as of January 1, 2011, based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management concluded that internal control over financial reporting was effective as of January 1, 2011.

The effectiveness of the Company's internal control over financial reporting as of January 1, 2011, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report, which is included in Appendix A and is incorporated into this Item 9A by reference.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting that occurred during the sixteen-week period ended January 1, 2011 that has materially affected, or that is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Company's Audit Committee is comprised of four Board members, all of whom are independent under independence standards adopted by the Board and applicable SEC regulations and New York Stock Exchange standards (including independence standards related specifically to Audit Committee membership). The Audit Committee members each have financial and business experience with companies of substantial size and complexity and have an understanding of financial statements, internal controls and audit committee functions. The Company's Board of Directors has determined that Jeffrey M. Boromisa and William K. Gerber are audit committee financial experts, as defined by the SEC. Additional information regarding the Audit Committee is provided in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 21, 2011, under the caption "Corporate Governance" under the subheading "Board of Directors and Committees."

The Company has adopted an Accounting and Finance Code of Ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting officer, and has adopted a Code of Conduct & Compliance that applies to the Company's directors and employees. The Accounting and Finance Code of Ethics and the Code of Conduct & Compliance are available on the Company's website at *www.wolverineworldwide.com/investor-relations/corporate-governance*. Any waiver from the Accounting and Finance Code of Ethics or the Code of Conduct & Compliance with respect to the Company's executive officers and directors will be disclosed on the Company's website. Any amendment to the Accounting and Finance Code of Ethics and the Code of Conduct & Compliance will be disclosed on the Company's website.

The information regarding directors of the Company contained under the caption "Directors" in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 21, 2011, is incorporated herein by reference.

The information regarding directors and executive officers of the Company under the caption "Additional Information" under the subheading "Section 16(a) Beneficial Ownership Reporting Compliance" in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 21, 2011, is incorporated herein by reference.

Item 11. Executive Compensation

The information contained under the captions "Non-Employee Director Compensation in Fiscal Year 2010," "Compensation Discussion and Analysis," "Compensation Committee Report," "2010 Summary Compensation Table," "Grants of Plan-Based Awards in Fiscal 2010," "Outstanding Equity Awards at 2010 Fiscal Year-End," "Option Exercises and Stock Vested in Fiscal 2010," "Pension Plans and 2010 Pension Benefits" and "Potential Payments upon Termination or Change in Control" in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 21, 2011, is incorporated herein by reference. The information contained under the caption "Corporate Governance" under the subheadings "Risk Considerations in Compensation Programs" and "Board of Directors and Committees" in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 21, 2011, is also incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained under the caption "Securities Ownership of Officers and Directors and Certain Beneficial Owners" contained in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 21, 2011, is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides information about the Company's equity compensation plans as of January 1, 2011:

Plan Category[1]	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	4,248,910[2,3]	$21.47	4,945,379[4]
Equity compensation plans not approved by security holders	-	N/A	-
Total	4,248,910	$21.47	4,945,379

1 Each plan for which aggregated information is provided contains customary anti-dilution provisions that are applicable in the event of a stock split, stock dividend or certain other changes in the Company's capitalization.

2 Includes: (i) 3,822,087 stock options awarded to employees under the 1993 Stock Incentive Plan, the 1995 Stock Incentive Plan, the 1997 Stock Incentive Plan, the Amended and Restated Stock Incentive Plan of 1999, the Amended and Restated Stock Incentive Plan of 2001, the Amended and Restated Stock Incentive Plan of 2003, the Amended and Restated Stock Incentive Plan of 2005 and the Stock Incentive Plan of 2010; and (ii) and 426,823 stock options awarded to non-employee directors under the Stock Incentive Plan of 2010, the Amended and Restated Stock Incentive Plan of 2005 and the Amended and Restated Directors' Stock Option Plan last approved by stockholders in 2002. Column (a) does not include stock units credited to outside directors' fee accounts or retirement accounts under the Outside Directors' Deferred Compensation Plan. Stock units do not have an exercise price. Each stock unit credited to a director's fee account and retirement account under the Outside Directors' Deferred Compensation Plan will be converted into one share of common stock upon distribution. Column (a) also does not include shares of restricted or unrestricted common stock previously issued under the Company's equity compensation plans.

3 Of this amount, 1,114,325 options were not exercisable as of January 1, 2011, due to vesting restrictions.

4 Comprised of: (i) 427,265 shares available for issuance under the Outside Directors' Deferred Compensation Plan upon the retirement of the current directors or upon a change in control; and (ii) 4,518,114 shares issuable under the Stock Incentive Plan of 2010.

The Outside Directors' Deferred Compensation Plan is a supplemental, unfunded, nonqualified deferred compensation plan for non-employee directors. Beginning in 2006, the Company began paying an annual equity retainer to non-management directors in the form of a contribution under the Outside Directors' Deferred Compensation Plan. Participation in the plan in addition to the annual equity retainer is voluntary. The plan allows participating directors to receive, in lieu of some or all directors' fees, a number of stock units equal to the amount of the deferred directors' fees divided by the fair market value of the Company's common stock on the date of payment of the next cash dividend on the Company's common stock. These stock units are increased by a dividend equivalent based on dividends paid by the Company and the amount of stock units credited to the participating director's fee account and retirement account. Upon distribution, the participating directors receive a number of shares of the Company's common stock equal to the number of stock units to be distributed at that time. Distribution is triggered by termination of service as a director or by a change in control of the Company and can occur in a lump sum, in installments or on another deferred basis. Of the 427,265 shares issuable under the Outside Directors' Deferred Compensation Plan, 211,655 shares have been issued to a trust to satisfy the Company's obligations when distribution is triggered and are included in shares reported as issued and outstanding as of the record date.

The Stock Incentive Plan of 2010 is an equity-based incentive plans for officers, key employees, and directors. The Stock Incentive Plan of 2010 authorizes awards of stock options, restricted common stock, common stock, restricted stock units, and/or stock appreciation rights. The Stock Incentive Plan of 2010 provides that each share of restricted or unrestricted common stock and each restricted stock unit is counted as two shares against the total number of shares authorized for issuance under the plan. The number of securities listed as remaining available in column (c) of the table assumes the grant of all stock options, which count as only one share against the total number of shares authorized for issuance under the plan. Actual shares available under the plan will be less to the extent that the Company awards restricted common stock, unrestricted common stock or restricted stock units under the plan. The numbers provided in this footnote and in column (c) will increase to the extent that options relating to the number of shares listed in column (a) of the table or other outstanding awards (e.g., shares of restricted or unrestricted stock, restricted stock units or stock appreciation rights) previously issued under the plan are canceled, surrendered, modified, exchanged for substitutes or expire or terminate prior to exercise or vesting because the number of shares underlying any such awards will again become available for issuance under the plan under which the award was granted.

Of the total number of shares available under column (C), the number of shares with respect to the following plans may be issued other than upon the exercise of an option, warrant or right outstanding as of January 1, 2011:

- Outside Directors' Deferred Compensation Plan: 427,265
- Stock Incentive Plan of 2010: 2,259,057

Item 13. <u>Certain Relationships and Related Transactions, and Director Independence</u>

The information contained under the caption "Related Party Matters" under the subheadings "Certain Relationships and Related Transactions" and "Related Person Transactions Policy" contained in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 21, 2011, is incorporated herein by reference. The information contained under the caption "Corporate Governance" under the subheading "Director Independence" contained in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 21, 2011, is incorporated herein by reference.

Item 14. <u>Principal Accountant Fees and Services</u>

The information contained under the caption "Independent Auditor" in the Definitive Proxy Statement of the Company with respect to the Annual Meeting of Stockholders to be held on April 21, 2011, is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Item 15(a)(1). Financial Statements Attached as Appendix A

The following consolidated financial statements of Wolverine World Wide, Inc. and its subsidiaries are filed as a part of this report:

- Consolidated Balance Sheets as of January 1, 2011 and January 2, 2010.
- Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Fiscal Years Ended January 1, 2011, January 2, 2010 and January 3, 2009.
- Consolidated Statements of Operations for the Fiscal Years Ended January 1, 2011, January 2, 2010 and January 3, 2009.
- Consolidated Statements of Cash Flows for the Fiscal Years Ended January 1, 2011, January 2, 2010 and January 3, 2009.
- Notes to the Consolidated Financial Statements as of January 1, 2011.
- Reports of Independent Registered Public Accounting Firm.

Item 15(a)(2). Financial Statement Schedules Attached as Appendix B

The following consolidated financial statement schedule of Wolverine World Wide, Inc. and its subsidiaries is filed as a part of this report:

- Schedule II—Valuation and Qualifying Accounts.

All other schedules (I, III, IV, and V) for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Item 15(a)(3). Exhibits

The following exhibits are filed as part of this report:

Exhibit Number	Document
3.1	Restated Certificate of Incorporation. Previously filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the period ended December 30, 2006. Here incorporated by reference.
3.2	Amended and Restated By-laws. Previously filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 15, 2010. Here incorporated by reference.
4.1	The Registrant has other long-term debt instruments outstanding in addition to those described in Exhibit 4.2. The authorized amount of none of these classes of debt exceeds 10% of the Company's total consolidated assets. The Company agrees to furnish copies of any agreement defining the rights of holders of any such long-term indebtedness to the Securities and Exchange Commission upon request.
4.2	Credit Agreement, dated as of June 7, 2010, among Wolverine World Wide, Inc., certain foreign subsidiaries of Wolverine World Wide, Inc., JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto. Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 8, 2010. Here incorporated by reference.
10.1	1993 Stock Incentive Plan, as amended and restated.* Previously filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.2	Amended and Restated 1995 Stock Incentive Plan.* Previously filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.3	Amended and Restated 1997 Stock Incentive Plan.* Previously filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.4	Amended and Restated Stock Incentive Plan of 1999.* Previously filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.5	Amended and Restated Stock Incentive Plan of 2001.* Previously filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.6	Amended and Restated Stock Incentive Plan of 2003.* Previously filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.7	Amended and Restated Stock Incentive Plan of 2005.* Previously filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.8	Amended and Restated Directors' Stock Option Plan.* Previously filed as Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.9	Amended and Restated Outside Directors' Deferred Compensation Plan.* Previously filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2007. Here incorporated by reference.
10.10	Amended and Restated Executive Short-Term Incentive Plan (Annual Bonus Plan).* Previously filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.11	Amended and Restated Executive Long-Term Incentive Plan (3-Year Bonus Plan).* Previously filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.

Exhibit Number	Document
10.12	Amended and Restated Stock Option Loan Program.* Previously filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2007. Here incorporated by reference.
10.13	Executive Severance Agreement.* Previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 17, 2008. Here incorporated by reference. A participant schedule of current executive officers who are parties to the agreement is attached as Exhibit 10.13.
10.14	Form of Indemnification Agreement.* The Company has entered into an Indemnification Agreement with each director and with Messrs. Grady, Grimes, Krueger, McBreen and Zwiers and Ms. Linton. Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 25, 2007. Here incorporated by reference.
10.15	Amended and Restated Benefit Trust Agreement dated April 25, 2007.* Previously filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed on April 25, 2007. Here incorporated by reference.
10.16	Employees' Pension Plan (Restated as amended through November 29, 2010).*
10.17	Form of Incentive Stock Option Agreement.* Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 15, 2005. Here incorporated by reference.
10.18	Form of Non-Qualified Stock Option Agreement for Blake W. Krueger and Timothy J. O'Donovan.* Previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 15, 2005. Here incorporated by reference.
10.19	Form of Non-Qualified Stock Option Agreement for executive officers other than those to whom Exhibit 10.18 applies.* Previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 15, 2005. Here incorporated by reference.
10.20	Form of Restricted Stock Agreement.* Previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on February 15, 2005. Here incorporated by reference.
10.21	Form of Incentive Stock Option Agreement.* Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 17, 2006. Here incorporated by reference.
10.22	Form of Non-Qualified Stock Option Agreement for Blake W. Krueger and Timothy J. O'Donovan.* Previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 17, 2006. Here incorporated by reference.
10.23	Form of Non-Qualified Stock Option Agreement for executive officers other than those to whom Exhibit 10.22 applies.* Previously filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 17, 2006. Here incorporated by reference.
10.24	Form of Restricted Stock Agreement.* Previously filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on February 17, 2006. Here incorporated by reference.
10.25	Form of Stock Option Agreement for non-employee directors.* Previously filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2005. Here incorporated by reference.
10.26	2009 Form of Non-Qualified Stock Option Agreement for Donald T. Grimes, Blake W. Krueger, Pamela L. Linton, Michael F. McBreen and James D. Zwiers.* Previously filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.27	2009 Form of Non-Qualified Stock Option Agreement for executive officers other than those to whom Exhibit 10.26 applies.* Previously filed as Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.28	Form of Performance Share Award Agreement (2009 – 2011 performance period).* Previously filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.

Exhibit Number	Document
10.29	Form of Performance Share Award Agreement (2010 – 2012 performance period).* Previously filed as Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 2010. Here incorporated by reference.
10.30	Form of Performance Share Award Agreement (2011 – 2013 performance period).*
10.31	Separation Agreement between Wolverine World Wide, Inc. and Blake W. Krueger, dated as of March 13, 2008, as amended.* Previously filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 22, 2008. Here incorporated by reference.
10.32	First Amendment to Separation Agreement between Wolverine World Wide, Inc. and Blake W. Krueger, dated as of December 11, 2008.* Previously filed as Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.33	409A Supplemental Executive Retirement Plan.* Previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 17, 2008. Here incorporated by reference. A participant schedule of current executive officers who participate in this plan is attached as Exhibit 10.33.
10.34	Form of 409A Supplemental Retirement Plan Participation Agreement with Blake W. Krueger.* Previously filed as Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009. Here incorporated by reference.
10.35	Outside Directors' Deferred Compensation Plan.* Previously filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 17, 2008. Here incorporated by reference.
10.36	Stock Incentive Plan of 2010.* Previously filed as Exhibit 10.1 to the Company's Registration Statement on Form S-8 filed on March 4, 2010. Here incorporated by reference.
21	Subsidiaries of Registrant.
23	Consent of Ernst & Young LLP.
24	Powers of Attorney.
31.1	Certification of Chairman, Chief Executive Officer and President under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Senior Vice President, Chief Financial Officer and Treasurer under Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification pursuant to 18 U.S.C. § 1350.
101	The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of as of January 1, 2011 and January 2, 2010, (ii) Consolidated Statements of Operations for the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009, (iii) Consolidated Statements of Cash Flows for the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009, and (iv) Notes to the Consolidated Financial Statements, tagged as blocks of text.**

* Management contract or compensatory plan or arrangement.

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

The Company will furnish a copy of any exhibit listed above to any stockholder without charge upon written request to Mr. Kenneth A. Grady, General Counsel and Secretary, 9341 Courtland Drive N.E., Rockford, Michigan 49351.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOLVERINE WORLD WIDE, INC.

Dated: March 2, 2011

By: /s/ Blake W. Krueger
Blake W. Krueger
Chairman, Chief Executive Officer and President
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Blake W. Krueger Blake W. Krueger	Chairman, Chief Executive Officer and President (Principal Executive Officer)	March 2, 2011
/s/ Donald T. Grimes Donald T. Grimes	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 2, 2011
*/s/ Jeffrey M. Boromisa Jeffrey M. Boromisa	Director	March 2, 2011
*/s/ William K. Gerber William K. Gerber	Director	March 2, 2011
*/s/ Alberto L. Grimoldi Alberto L. Grimoldi	Director	March 2, 2011
*/s/ Joseph R. Gromek Joseph R. Gromek	Director	March 2, 2011
*/s/ David T. Kollat David T. Kollat	Director	March 2, 2011
/s/ Blake W. Krueger Blake W. Krueger	Director	March 2, 2011
*/s/ Brenda J. Lauderback Brenda J. Lauderback	Director	March 2, 2011
*/s/ David P. Mehney David P. Mehney	Director	March 2, 2011
*/s/ Timothy J. O'Donovan Timothy J. O'Donovan	Director	March 2, 2011
*/s/ Shirley D. Peterson Shirley D. Peterson	Director	March 2, 2011
*/s/ Michael A. Volkema Michael A. Volkema	Director	March 2, 2011
*By /s/ Blake W. Krueger Blake W. Krueger Attorney-in-Fact	Chairman, Chief Executive Officer and President	March 2, 2011

APPENDIX A

Financial Statements

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars, Except Share and Per Share Data)	As of Fiscal Year End 2010	2009
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 150,400**	$ 160,439
Accounts receivable, less allowances (2010 – $(11,413); 2009 – $(13,946))	**196,457**	163,755
Inventories		
Finished products	**188,647**	140,124
Raw materials and work-in-process	**20,008**	17,941
	208,655	158,065
Deferred income taxes	**13,225**	12,475
Prepaid expenses and other current assets	**11,397**	12,947
Total current assets	**580,134**	507,681
Property, plant and equipment:		
Land	**826**	881
Buildings and improvements	**71,724**	80,511
Machinery and equipment	**129,707**	147,197
Software	**79,307**	74,559
	281,564	303,148
Accumulated depreciation	**(207,167)**	(229,196)
	74,397	73,952
Other assets:		
Goodwill	**39,014**	39,972
Other non-amortizable intangibles	**16,464**	16,226
Cash surrender value of life insurance	**36,042**	35,405
Deferred income taxes	**37,602**	35,094
Other	**2,922**	3,746
	132,044	130,443
Total assets	**$ 786,575**	$ 712,076
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 64,080**	$ 42,262
Accrued salaries and wages	**26,848**	20,751
Income taxes	**2,746**	14,634
Taxes, other than income taxes	**6,586**	4,521
Restructuring reserve	**1,314**	5,926
Other accrued liabilities	**37,046**	37,922
Accrued pension liabilities	**2,018**	2,044
Current maturities of long-term debt	**517**	538
Total current liabilities	**141,155**	128,598
Long-term debt, less current maturities	**517**	1,077
Deferred compensation	**4,410**	5,870
Accrued pension liabilities	**83,685**	84,134
Other liabilities	**12,911**	10,364
Stockholders' equity:		
Common stock, $1 par value: authorized 160,000,000 shares; shares issued, including treasury shares: 2010 – 63,976,387; 2009 – 62,763,924	**63,976**	62,764
Additional paid-in capital	**108,286**	81,021
Retained earnings	**789,684**	706,439
Accumulated other comprehensive income (loss)	**(41,123)**	(42,806)
Cost of shares in treasury: 2010 – 14,976,835 shares; 2009 – 13,170,471 shares	**(376,926)**	(325,385)
Total stockholders' equity	**543,897**	482,033
Total liabilities and stockholders' equity	**$ 786,575**	$ 712,076

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Fiscal Year		
	2010	2009	2008
(Thousands of Dollars, Except Share and Per Share Data)			
COMMON STOCK OUTSTANDING			
Balance at beginning of the year	**$ 62,764**	$ 61,656	$ 61,085
Common stock issued under stock incentive plans (2010 – 1,212,463 shares; 2009 — 1,108,112 shares; 2008 – 570,691 shares)	**1,212**	1,108	571
Balance at end of the year	**63,976**	62,764	61,656
ADDITIONAL PAID-IN CAPITAL			
Balance at beginning of the year	**81,021**	64,696	47,786
Stock-based compensation expense	**11,543**	8,649	8,164
Amounts associated with common stock issued under stock incentive plans:			
Proceeds over par value	**6,289**	2,050	5,859
Income tax benefits	**4,094**	1,427	2,842
Issuance of performance-based shares (2010 – 215,027 shares; 2009 286,006 shares)	**5,197**	4,507	–
Issuance of treasury shares (2010 – 25,829 shares; 2009 – 32,455 shares; 2008 – 22,842 shares)	**142**	(111)	54
Net change in employee notes receivable	**–**	(197)	(9)
Balance at end of the year	**108,286**	81,021	64,696
RETAINED EARNINGS			
Balance at beginning of the year	**706,439**	666,027	591,706
Net earnings	**104,470**	61,912	95,821
Cash dividends declared (2010 – $0.44 per share; 2009 – $0.44 per share; 2008 – $0.44 per share)	**(21,225)**	(21,500)	(21,500)
Balance at end of the year	**789,684**	706,439	666,027
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Balance at beginning of the year	**(42,806)**	(42,834)	22,268
Foreign currency translation adjustments	**(2,929)**	15,349	(36,305)
Change in fair value of foreign exchange contracts, net of taxes (2010 – $(750); 2009 – $3,482; 2008 – $(3,447))	**1,731**	(7,469)	5,978
Pension adjustments, net of taxes (2010 – $(1,551); 2009 – $4,228; 2008 – $18,963)	**2,881**	(7,852)	(34,775)
Balance at end of the year	**(41,123)**	(42,806)	(42,834)
COST OF SHARES IN TREASURY			
Balance at beginning of the year	**(325,385)**	(319,623)	(244,066)
Common stock acquired for treasury (2010 – 1,832,193 shares; 2009 – 454,205 shares; 2008 – 2,921,264 shares)	**(52,190)**	(6,566)	(76,129)
Issuance of treasury shares (2010 – 25,829 shares; 2009 – 32,455 shares; 2008 – 22,842 shares)	**649**	804	572
Balance at end of the year	**(376,926)**	(325,385)	(319,623)
Total stockholders' equity at end of the year	**$ 543,897**	$ 482,033	$ 429,922
COMPREHENSIVE INCOME			
Net earnings	**$ 104,470**	$ 61,912	$ 95,821
Foreign currency translation adjustments	**(2,929)**	15,349	(36,305)
Change in fair value of foreign exchange contracts, net of taxes	**1,731**	(7,469)	5,978)
Pension adjustments, net of taxes	**2,881**	(7,852)	(34,775)
Total comprehensive income	**$ 106,153**	$ 61,940	$ 30,719

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of Dollars, Except Per Share Data)	Fiscal Year 2010	2009	2008
Revenue	**$ 1,248,517**	$ 1,101,056	$ 1,220,568
Cost of goods sold	**754,537**	663,461	734,547
Restructuring and other transition costs	**1,406**	5,873	-
Gross profit	**492,574**	431,722	486,021
Selling, general and administrative expenses	**347,499**	316,378	345,183
Restructuring and other transition costs	**2,828**	29,723	-
Operating profit	**142,247**	85,621	140,838
Other expenses (income):			
Interest expense	**571**	494	2,850
Interest income	**(184)**	(383)	(1,757)
Other income - net	**(1,366)**	(182)	(839)
	(979)	(71)	254
Earnings before income taxes	**143,226**	85,692	140,584
Income taxes	**38,756**	23,780	44,763
Net earnings	**$ 104,470**	$ 61,912	$ 95,821
Net earnings per share (see Note 1):			
Basic	**$ 2.15**	$ 1.26	$ 1.94
Diluted	**$ 2.11**	$ 1.24	$ 1.90

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of Dollars)	Fiscal Year 2010	2009	2008
OPERATING ACTIVITIES			
Net earnings	$ **104,470**	$ 61,912	$ 95,821
Adjustments necessary to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**14,509**	15,932	18,460
Amortization	**1,692**	1,689	2,236
Deferred income taxes	**(2,747)**	(7,845)	(43)
Stock-based compensation expense	**11,543**	8,649	8,164
Excess tax benefits from stock-based compensation	**(1,362)**	(462)	(1,610)
Pension expense	**16,286**	15,891	6,325
Restructuring and other transition costs	**4,234**	35,596	-
Cash payments related to restructuring and other transition costs	**(7,516)**	(20,653)	-
Other	**4,060**	(7,921)	13,966
Changes in operating assets and liabilities:			
Accounts receivable	**(32,466)**	9,817	3,419
Inventories	**(51,173)**	44,500	(39,201)
Other operating assets	**689**	3,103	(386)
Accounts payable	**21,672**	(7,326)	(5,064)
Income taxes	**(11,888)**	12,817	(2,094)
Other operating liabilities	**(4,137)**	2,910	(6,523)
Net cash provided by operating activities	**67,866**	168,609	93,470
INVESTING ACTIVITIES			
Business acquisitions	-	(7,954)	-
Additions to property, plant and equipment	**(16,370)**	(11,670)	(24,126)
Proceeds from sales of property, plant and equipment	**1,756**	-	849
Other	**(2,424)**	(2,679)	(4,982)
Net cash used in investing activities	**(17,038)**	(22,303)	(28,259)
FINANCING ACTIVITIES			
Net borrowings (repayments) under revolver	-	(59,500)	59,500
Payments of long-term debt	**(538)**	-	(10,714)
Payments of capital lease obligations	-	(5)	(12)
Cash dividends paid	**(21,414)**	(21,502)	(20,758)
Purchase of common stock for treasury	**(52,190)**	(6,566)	(76,129)
Proceeds from shares issued under stock incentive plans	**13,631**	7,867	7,047
Excess tax benefits from stock-based compensation	**1,362**	462	1,610
Net cash used in financing activities	**(59,149)**	(79,244)	(39,456)
Effect of foreign exchange rate changes	**(1,718)**	3,875	(12,340)
Increase (decrease) in cash and cash equivalents	**(10,039)**	70,937	13,415
Cash and cash equivalents at beginning of the year	**160,439**	89,502	76,087
Cash and cash equivalents at end of the year	$ **150,400**	$ 160,439	$ 89,502
OTHER CASH FLOW INFORMATION			
Interest paid	$ **192**	$ 486	$ 2,365
Net income taxes paid	$ **30,604**	$ 7,297	$ 35,995

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in thousands of dollars except share and per share data and elsewhere as noted.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Wolverine World Wide, Inc. is a leading designer, manufacturer and marketer of a broad range of quality casual shoes, performance outdoor footwear and apparel, industrial work shoes, boots and apparel, and uniform shoes and boots. The Company's portfolio of owned and licensed brands includes: *Bates®*, *Cat®* Footwear, *Chaco®*, *Cushe®*, *Harley-Davidson®* Footwear, *Hush Puppies®*, *HyTest®*, *Merrell®*, *Patagonia®* Footwear, *Sebago®*, *Soft Style®* and *Wolverine®*. Licensing and distribution arrangements with third parties extend the global reach of the Company's brand portfolio. The Company also operates a consumer-direct division to market its own brands as well as branded footwear and apparel from other manufacturers; a leathers division that markets *Wolverine Performance Leathers™*; and a pigskin procurement operation.

Principles of Consolidation

The consolidated financial statements include the accounts of Wolverine World Wide, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year is the 52- or 53-week period that ends on the Saturday nearest to December 31. Fiscal years presented in this report include the 52-week period ended January 1, 2011, the 52-week period ended January 2, 2010 and the 53-week period ended January 3, 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized on the sale of products manufactured or sourced by the Company when the related goods have been shipped, legal title has passed to the customer and collectability is reasonably assured. Revenue generated through licensees and distributors involving products bearing the Company's trademarks is recognized as earned according to stated contractual terms upon either the purchase or shipment of branded products by licensees and distributors.

The Company records provisions against gross revenue for estimated stock returns and cash discounts in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical stock returns, historical discounts taken and analysis of credit memorandum activity.

Cost of Goods Sold

Cost of goods sold for the Company's operations include the actual product costs, including inbound freight charges, purchasing, sourcing, inspection and receiving costs. Warehousing costs are included in selling, general and administrative expenses.

Shipping and Handling Costs

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue, while the related expenses incurred by the Company are recorded as cost of goods sold.

Cash Equivalents
Cash equivalents include highly liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost, which approximates market.

Allowance for Uncollectible Accounts
The Company maintains an allowance for uncollectible accounts receivable for estimated losses resulting from its customers' inability to make required payments. Company management evaluates the allowance for uncollectible accounts receivable based on a review of current customer status and historical collection experience. Adjustments to these estimates may be required if the financial condition of the Company's customers were to change.

Inventories
The Company values its inventory at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for all domestic raw materials and work-in-process inventories and certain domestic finished goods inventories. Cost is determined using the first-in, first-out ("FIFO") method for all raw materials, work-in-process and finished goods inventories in foreign countries; certain domestic finished goods inventories; and for all finished goods inventories of the Company's consumer-direct business, due to the unique nature of those operations. The Company has applied these inventory cost valuation methods consistently from year to year.

Property, Plant and Equipment
Property, plant and equipment are stated on the basis of cost and include expenditures for computer hardware and software, store furniture and fixtures, office furniture and machinery and equipment. Normal repairs and maintenance are expensed as incurred.

Depreciation of property, plant and equipment is computed using the straight-line method. The depreciable lives range from five to forty years for buildings and improvements and from three to ten years for machinery, equipment and software. Leasehold improvements are depreciated at the lesser of the estimated useful life or lease term, including reasonably-assured lease renewals as determined at lease inception.

Goodwill and Other Intangibles
Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets of acquired businesses. Other intangibles consist primarily of trademarks and patents. Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to impairment tests at least annually in accordance with FASB Accounting Standards Codification (ASC) Topic 350, *Intangibles – Goodwill and Other*. The Company reviews the carrying amounts of goodwill and other non-amortizable intangible assets at least annually, or when indicators of impairment are present, by reporting unit to determine if such assets may be impaired. If the carrying amounts of these assets are not recoverable based upon discounted cash flow and market approach analyses, the carrying amounts of such assets are reduced by the estimated shortfall of fair value to recorded value.

Inherent in the development of the present value of future cash flow projections are assumptions and estimates the Company derives from a review of its operating results, business plans, expected growth rates, cost of capital and tax rates. The Company also makes certain assumptions about future economic conditions, interest rates and other market data that it relies upon in determining the fair value of assets under the discounted cash flow method. Many of the factors used in assessing fair value are outside the control of the Company, and these assumptions and estimates can change in future periods.

The market approach is the other primary method used for estimating fair value of a reporting unit. This approach relies on the market value (based on market capitalization) of companies that are engaged in the same or a similar line of business.

Other amortizable intangible assets (principally patents) are amortized using the straight-line method over their estimated useful lives (periods ranging from two to seven years). Other amortizable intangible assets are included in other assets on the consolidated balance sheets and have gross carrying amounts of $8,614 and $8,223 for fiscal 2010 and fiscal 2009, respectively, and accumulated amortization of $6,472 and $4,860 for fiscal 2010 and fiscal 2009, respectively.

Estimated aggregate amortization expense for such intangibles for each of the five fiscal years subsequent to 2010 is as follows:

	2011	2012	2013	2014	2015
Amortization expense	$ 1,245	$ 361	$ 233	$ 135	$ 63

The Company has performed the required annual impairment tests as of the first day of the fourth quarter and has determined that goodwill and other non-amortizable intangibles were not impaired at January 1, 2011 and January 2, 2010.

The changes in the carrying amount of goodwill and other non-amortizable intangibles for the years ended January 1, 2011 and January 2, 2010 are as follows:

	Goodwill	Trademarks	Total
Balance at January 3, 2009	$ 32,310	$ 9,257	$ 41,567
Intangibles acquired	5,464	6,969	12,433
Foreign currency translation effects	2,198	-	2,198
Balance at January 2, 2010	$ 39,972	$ 16,226	$ 56,198
Intangibles acquired	-	**360**	**360**
Foreign currency translation effects	**(958)**	**(122)**	**(1,080)**
Balance at January 1, 2011	**$ 39,014**	**$ 16,464**	**$ 55,478**

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or an asset group may not be recoverable. Each impairment test is based on a comparison of the carrying amount of the asset or asset group to the future undiscounted net cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment amount to be recognized is the amount by which the carrying value of the assets exceeds their fair value.

Retirement Benefits

The determination of the obligation and expense for retirement benefits is dependent on the selection of certain actuarial assumptions used in calculating such amounts. These assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. These assumptions are reviewed with the Company's actuaries and updated annually based on relevant external and internal factors and information, including, but not limited to, long-term expected asset returns, rates of termination, regulatory requirements and plan changes. See Note 6 to the consolidated financial statements for additional information.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of FASB ASC Topic 718, *Compensation – Stock Compensation* ("ASC 718"). The Company recognized compensation expense of $11,543, $8,649, and $8,164 and related income tax benefits of $3,552, $2,321, and $1,699 for grants under its stock-based compensation plans in the statements of operations for the years ended January 1, 2011, January 2, 2010, and January 3, 2009, respectively.

Stock-based compensation expense recognized in the consolidated condensed statements of operations for the years ended January 1, 2011, January 2, 2010, and January 3, 2009, is based on awards ultimately expected to vest and, as such, has been reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

The Company estimated the fair value of employee stock options on the date of grant using the Black-Scholes model. The estimated weighted-average fair value for each option granted was $6.97, $4.40, and $5.68 per share for fiscal years 2010, 2009, and 2008, respectively, with the following weighted-average assumptions:

	2010	2009	2008
Expected market price volatility (1)	**37.9%**	34.8%	28.9%
Risk-free interest rate (2)	**1.9%**	1.6%	2.5%
Dividend yield (3)	**1.9%**	1.8%	1.6%
Expected term (4)	**4 years**	4 years	4 years

(1) Based on historical volatility of the Company's common stock. The expected volatility is based on the daily percentage change in the price of the stock over the four years prior to the grant.
(2) Represents the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant.
(3) Represents the Company's cash dividend yield for the expected term.
(4) Represents the period of time that options granted are expected to be outstanding. As part of the determination of the expected term, the Company concluded that all employee groups exhibit similar exercise and post-vesting termination behavior.

The Company issued 1,325,475 shares of common stock in connection with the exercise of stock options and restricted stock grants made during the fiscal year ended January 1, 2011. The Company cancelled 26,324 shares of common stock issued under restricted stock awards as a result of forfeitures during 2010.

Income Taxes

The provision for income taxes is based on the geographic dispersion of the earnings reported in the consolidated financial statements. A deferred income tax asset or liability is determined by applying currently-enacted tax laws and rates to the cumulative temporary differences between the carrying values of assets and liabilities for financial statement and income tax purposes.

The Company records an increase in liabilities for income tax accruals associated with tax benefits claimed on tax returns but not recognized for financial statement purposes (unrecognized tax benefits). The Company recognizes interest and penalties related to unrecognized tax benefits through interest expense and income tax expense, respectively.

Earnings Per Share

The Company calculates earnings per share in accordance with FASB ASC Topic 260, *Earnings Per Share* ("ASC 260"). ASC 260 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the earnings allocation in computing earnings per share under the two-class method. Under the guidance in ASC 260, the Company's unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and must be included in the computation of earnings per share pursuant to the two-class method.

The following table sets forth the computation of basic and diluted earnings per share:

	2010	2009	2008
Numerator:			
Net earnings	$ 104,470	$ 61,912	$ 95,821
Adjustment for earnings allocated to nonvested restricted common stock	(1,608)	(1,036)	(996)
Net earnings used to calculate basic earnings per share	102,862	60,876	94,825
Adjustment for earnings reallocated to nonvested restricted common stock	38	8	18
Net earnings used to calculate diluted earnings per share	$ 102,900	$ 60,884	$ 94,843
Denominator:			
Weighted average shares outstanding	49,051,739	49,192,662	49,381,789
Adjustment for nonvested restricted common stock	(1,206,460)	(921,715)	(513,063)
Shares used to calculate basic earnings per share	47,845,279	48,270,947	48,868,726
Effect of dilutive stock options	1,011,731	708,485	1,151,565
Shares used to calculate diluted earnings per share	48,857,010	48,979,432	50,020,291
Net earnings per share:			
Basic	$ 2.15	$ 1.26	$ 1.94
Diluted	$ 2.11	$ 1.24	$ 1.90

Options to purchase 865,072 shares of common stock in 2010, 2,353,412 shares in 2009 and 1,273,676 shares in 2008 have not been included in the denominator for the computation of diluted earnings per share because the related exercise prices were greater than the average market price for the year, and they were, therefore, anti-dilutive.

Foreign Currency

For most of the Company's international subsidiaries, the local currency is the functional currency. Assets and liabilities of these subsidiaries are translated into U.S. dollars at the year-end exchange rate. Operating statement amounts are translated at average exchange rates for each period. The cumulative translation adjustments resulting from changes in exchange rates are included in the consolidated balance sheets as a component of accumulated other comprehensive income (loss) in stockholders' equity. Transaction gains and losses are included in the consolidated statements of operations and were not material for fiscal years 2010, 2009 and 2008.

Financial Instruments and Risk Management

The Company follows FASB ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"), which provides a consistent definition of fair value, focuses on exit price, prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value and establishes a three-tier hierarchy for fair value measurements. This topic requires fair value measurements to be classified and disclosed in one of the following three categories:

Level 1: Fair value is measured using quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Fair value is measured using either direct or indirect inputs, other than quoted prices included within Level 1, which are observable for similar assets or liabilities.

Level 3: Fair value is measured using valuation techniques in which one or more significant inputs are unobservable.

The Company's financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts payable, foreign currency forward exchange contracts, borrowings under the Company's revolving credit agreement and long-term debt. The carrying amount of the Company's financial instruments is historical cost, which approximates their fair value, except for the foreign currency exchange contracts, which are carried at fair value. The Company does not hold or issue financial instruments for trading purposes.

As of January 1, 2011 and January 2, 2010, liabilities of $1,198 and $2,625, respectively, have been recognized for the fair value of the Company's foreign currency forward exchange contracts. In accordance with ASC 820, these assets and liabilities fall within Level 2 of the fair value hierarchy. The prices for the financial instruments are determined using prices for recently-traded financial instruments with similar underlying terms as well as directly or indirectly observable inputs. The Company did not have any additional assets or liabilities that were measured at fair value on a recurring basis at January 1, 2011 and January 2, 2010.

The Company follows FASB ASC Topic 815, *Derivatives and Hedging*, which is intended to improve transparency in financial reporting and requires that all derivative instruments be recorded on the consolidated balance sheets at fair value by establishing criteria for designation and effectiveness of hedging relationships. The Company utilizes foreign currency forward exchange contracts to manage the volatility associated with U.S. dollar inventory purchases made by non-U.S. wholesale operations in the normal course of business. At January 1, 2011 and January 2, 2010, foreign exchange contracts with a notional value of $111,802 and $69,618, respectively, were outstanding to purchase U.S. dollars with maturities ranging up to 364 days. These contracts have been designated as cash flow hedges.

The fair value of the foreign currency forward exchange contracts represents the estimated receipts or payments necessary to terminate the contracts. Hedge effectiveness is evaluated by the hypothetical derivative method. Any hedge ineffectiveness is reported within the cost of goods sold caption of the consolidated condensed statements of operations. Hedge ineffectiveness was not material to the Company's consolidated condensed financial statements for fiscal years 2010, 2009, or 2008. If, in the future, the foreign exchange contracts are determined to be ineffective hedges or terminated before their contractual termination dates, the Company would be required to reclassify into earnings all or a portion of the unrealized amounts related to the cash flow hedges that are currently included in accumulated other comprehensive income (loss) within stockholders' equity.

For the fiscal years ended January 1, 2011, January 2, 2010, and January 3, 2009, the Company recognized a net loss of $318, a net loss of $547 and a net gain of $434, respectively, in accumulated other comprehensive income (loss) related to the effective portion of its foreign exchange contracts. For the fiscal years ended January 1, 2011, January 2, 2010, and January 3, 2009, the Company reclassified a gain of $1,274, a loss of $2,996, and a gain of $2,132, respectively, from accumulated other comprehensive income (loss) into cost of goods sold related to the effective portion of its foreign exchange contracts designated and qualifying as cash flow hedges.

Comprehensive Income (Loss)

Comprehensive income (loss) represents net earnings and any revenue, expenses, gains and losses that, under accounting principles generally accepted in the United States, are excluded from net earnings and recognized directly as a component of stockholders' equity.

The ending accumulated other comprehensive income (loss) is as follows:

	2010	2009
Foreign currency translation adjustments	**$ 11,548**	$ 14,477
Change in fair value of foreign exchange contracts, net of taxes (2010 – $828; 2009 – $1,578)	**(1,815)**	(3,546)
Pension adjustments, net of taxes (2010 – $26,908; 2009 – $28,459)	**(50,856)**	(53,737)
Accumulated other comprehensive income (loss)	**$ (41,123)**	$ (42,806)

Reclassifications

Certain prior period amounts on the consolidated condensed financial statements have been reclassified to conform to current period presentation. These reclassifications did not affect net earnings.

2. INVENTORIES

Inventories of $66,370 at January 1, 2011 and $48,800 at January 2, 2010 have been valued using the LIFO method. If the FIFO method had been used, inventories would have been $11,071 and $9,838 higher than reported at January 1, 2011 and January 2, 2010, respectively.

3. DEBT

Long-term debt consists of the following obligations:

	2010	2009
Notes payable	$ 1,034	$ 1,615
Current maturities	(517)	(538)
Total long-term debt	$ 517	$ 1,077

In 2009, the Company entered into a $1,615 note payable in connection with the *Cushe*® acquisition. The note is payable over three years at a fixed interest rate of 4.5%.

The Company's credit agreement with a bank syndicate provides the Company with access to capital under a revolving credit facility, including a swing-line facility and letter of credit facility, in an initial aggregate amount of up to $150.0 million and is set to expire June 17, 2014. This amount is subject to increase up to a maximum aggregate amount of $225.0 million under certain circumstances. The revolving credit facility is used to support working capital requirements and other business needs. There were no amounts outstanding at January 1, 2011 under the current revolving credit facility and there were no amounts outstanding at January 2, 2010 under the Company's previous revolving credit facility. The Company considers balances drawn on the revolving credit facility, if any, to be short-term in nature. The Company was in compliance with all debt covenant requirements at January 1, 2011 under the current revolving credit facility and January 2, 2010 under the Company's previous revolving credit facility. Proceeds from the revolving credit facility, along with cash flows from operations, are expected to be sufficient to meet working capital needs for the foreseeable future. Any excess cash flows from operating activities are expected to be used to purchase property, plant and equipment, reduce debt, fund internal and external growth initiatives, pay dividends or repurchase the Company's common stock. Interest is paid at a variable rate based on one of the following options elected by the Company: prime, LIBOR, or money market rate plus applicable spread.

4. LEASES

The Company leases machinery, equipment, and certain warehouse, office and retail store space under operating lease agreements that expire at various dates through 2023. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes and other operating expenses.

At January 1, 2011, minimum rental payments due under all non-cancelable leases were as follows:

	2011	2012	2013	2014	2015	Thereafter
Minimum rental payments	$ 16,926	$ 14,730	$ 13,408	$ 11,985	$ 11,402	$ 49,683

Rental expense under all operating leases, consisting primarily of minimum rentals, totaled $18,919 in fiscal year 2010, $19,187 in fiscal year 2009 and $18,255 in fiscal year 2008.

5. CAPITAL STOCK

The Company has 2,000,000 authorized shares of $1 par value preferred stock, of which none was issued or outstanding as of January 1, 2011 or January 2, 2010. The Company has designated 150,000 shares of preferred stock as Series A junior participating preferred stock and 500,000 shares of preferred stock as Series B junior participating preferred stock for possible future issuance.

As of January 1, 2011, the Company had stock options outstanding under various stock incentive plans. As of January 1, 2011, the Company had approximately 4,518,114 stock incentive units (stock options, stock appreciation rights, restricted stock, restricted stock units and common stock) available for issuance. Each option or stock appreciation right granted counts as one stock incentive unit and all other awards granted, including restricted stock, count as two stock incentive units. Options granted under each plan have an exercise price equal to the fair market value of the underlying stock on the grant date, expire no later than ten years from the grant date, and generally vest over three years. Restricted stock issued under these plans is subject to certain restrictions, including a prohibition against any sale, transfer, or other disposition by the officer or employee during the vesting period (except for certain transfers for estate planning purposes for certain officers), and a requirement to forfeit all or a certain portion of the award upon certain terminations of employment or upon failure to achieve performance criteria in certain instances. These restrictions typically lapse over a three- to five-year period from the date of the award. The Company has elected to recognize expense for these stock-based incentive plans ratably over the vesting term on a straight-line basis. Certain option and restricted share awards provide for accelerated vesting under various scenarios, including retirement and upon a change in control of the Company. With regard to acceleration of vesting upon retirement, employees of eligible retirement age are vested in accordance with plan provisions and applicable stock option and restricted stock agreements. The Company issues shares to plan participants upon exercise or vesting of stock-based incentive awards from either authorized, but unissued, shares or treasury shares.

A summary of the transactions under the stock option plans is as follows:

	Shares Under Option	Weighted-Average Exercise Price	Average Remaining Contractual Term *(Years)*	Aggregate Intrinsic Value
Outstanding at December 29, 2007	4,588,245	$18.46	5.4	$31,096
Granted	845,843	25.21		
Exercised	(713,048)	15.46		
Cancelled	(148,656)	25.36		
Outstanding at January 3, 2009	4,572,384	$19.95	5.6	$16,155
Granted	863,017	17.55		
Exercised	(582,318)	13.56		
Cancelled	(233,737)	20.91		
Outstanding at January 2, 2010	4,619,346	$20.17	5.8	$34,212
Granted	**537,807**	**25.55**		
Exercised	**(848,106)**	**16.83**		
Cancelled	**(60,137)**	**23.84**		
Outstanding at January 1, 2011	**4,248,910**	**$21.47**	**5.7**	**$44,254**
Estimated forfeitures	**(4,827)**			
Vested or expected to vest at January 1, 2011	**4,244,083**	**$21.46**	**5.7**	**$44,213**
Nonvested at January 1, 2011 and expected to vest	**(1,109,498)**			
Exercisable at January 1, 2011	**3,134,585**	**$21.24**	**4.8**	**$33,346**

The total pretax intrinsic value of options exercised during the years ended January 1, 2011, January 2, 2010 and January 3, 2009 was $10,407, $5,745 and $8,593, respectively. As of January 1, 2011, there was $2,393 of unrecognized compensation expense related to stock option awards that is expected to be recognized over a weighted-average period of 1.1 years. As of January 2, 2010 and January 3, 2009, there was $2,329 and $2,851, respectively, of unrecognized compensation expense related to stock option awards that were expected to be recognized over a weighted-average period of 1.2 years.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company's closing stock price of $31.88 as of January 1, 2011, which would have been received by the option holders had all option holders exercised in-the-money options as of that date. The total number of in-the-money options exercisable as of January 1, 2011 was 3,134,585 and the weighted-average exercise price was $21.24. As of

January 2, 2010, 2,921,804 outstanding options were exercisable and the weighted-average exercise price was $18.17.

A summary of the nonvested restricted shares issued under stock award plans is as follows:

	Restricted Awards	Weighted-Average Grant Date Fair Value	Performance Awards	Weighted-Average Grant Date Fair Value
Nonvested at December 29, 2007	573,381	$ 21.52	-	-
Granted	179,755	24.85	-	-
Vested	(234,581)	18.36	-	-
Forfeited	(46,063)	24.08	-	-
Nonvested at January 3, 2009	472,492	$ 24.11	-	-
Granted	350,653	17.34	286,006	17.21
Vested	(145,797)	20.31	-	-
Forfeited	(36,878)	22.45	(22,101)	17.11
Nonvested at January 2, 2010	**640,470**	**$ 21.34**	**263,905**	**$ 17.22**
Granted	**262,342**	**25.51**	**215,027**	**24.30**
Vested	**(117,438)**	**22.71**	**-**	**-**
Forfeited	**(21,828)**	**21.93**	**(4,407)**	**17.11**
Nonvested at January 1, 2011	**763,546**	**$ 22.55**	**474,525**	**$ 20.43**

Beginning in 2009, the Board of Directors has awarded an annual grant of performance share awards to the officers of the Company. The number of performance-based shares that will be earned (and eligible to vest) during the performance period will depend on the Company's level of success in achieving two specifically identified performance targets. Any portion of the performance shares that are not earned by the end of the three-year measurement period will be forfeited. The final determination of the number of shares to be issued in respect to an award is determined by the Compensation Committee of the Company's Board of Directors.

As of January 1, 2011, there was $6,194 of unrecognized compensation expense related to nonvested share-based compensation arrangements granted under restricted stock award plans. That cost is expected to be recognized over a weighted-average period of 1.6 years. The total fair value of shares vested during the year ended January 1, 2011 was $3,012. As of January 2, 2010, there was $4,792 of unrecognized compensation cost related to nonvested share-based compensation arrangements granted under restricted stock award plans. That cost is expected to be recognized over a weighted-average period of 2.0 years. The total fair value of shares vested during the year ended January 2, 2010 was $2,761. As of January 3, 2009, there was $4,072 of unrecognized compensation cost related to nonvested share-based compensation arrangements granted under restricted stock award plans. That cost is expected to be recognized over a weighted-average period of 1.8 years. The total fair value of shares vested during the year ended January 3, 2009 was $6,300.

6. RETIREMENT PLANS

The Company has two non-contributory, defined benefit pension plans covering a majority of its domestic employees. The Company's principal defined benefit pension plan provides benefits based on the employee's years of service and final average earnings (as defined in the plan), while the other plan provides benefits at a fixed rate per year of service.

The Company has a Supplemental Executive Retirement Plan (the "SERP") for certain current and former employees that entitles a participating employee to receive payments from the Company following retirement based on the employee's years of service and final average earnings (as defined in the SERP). Under the SERP, the employees can elect early retirement with a corresponding reduction in benefits. The Company also has individual deferred compensation agreements with certain former employees that entitle these employees to receive payments from the Company for a period of fifteen to eighteen years following retirement. The Company maintains life insurance policies with a cash surrender value of $36,042 at January 1, 2011 and $35,405 at January 2, 2010 that are intended to fund deferred compensation benefits under the SERP and deferred compensation agreements.

The Company has a defined contribution 401(k) plan covering substantially all domestic employees that provides for Company contributions based on earnings. The Company recognized expense for its defined contribution plan of $2,061 in fiscal year 2010, $1,919 in fiscal year 2009 and $2,245 in fiscal year 2008.

The Company has certain defined contribution plans at foreign subsidiaries. Contributions to these plans were $858 in fiscal year 2010, $954 in fiscal year 2009 and $1,194 in fiscal year 2008. The Company also has a defined benefit plan at a foreign location that provides for retirement benefits based on years of service. The obligation recorded under this plan was $3,068 at January 1, 2011, and $2,778 at January 2, 2010 and is recognized as a deferred compensation liability on the accompanying balance sheet.

The following summarizes the status of and changes in the Company's assets and related obligations for its pension plans (which include the Company's defined benefit pension plans and the SERP) for the fiscal years:

	2010	2009
Change in projected benefit obligations:		
Projected benefit obligations at beginning of the year	$ 211,670	$ 174,970
Service cost pertaining to benefits earned during the year	5,729	4,543
Interest cost on projected benefit obligations	12,719	12,232
Actuarial losses	10,955	30,521
Special termination benefits	-	139
Benefits paid to plan participants	(10,959)	(10,735)
Projected benefit obligations at end of the year	$ 230,114	$ 211,670
Change in fair value of pension assets:		
Fair value of pension assets at beginning of the year	$ 125,492	$ 112,049
Actual return on plan assets	17,549	19,464
Company contributions	12,329	4,714
Benefits paid to plan participants	(10,959)	(10,735)
Fair value of pension assets at end of the year	$ 144,411	$ 125,492
Funded status	$ (85,703)	$ (86,178)
Amounts recognized in the consolidated balance sheets:		
Current liabilities	$ (2,018)	$ (2,044)
Non current liabilities	(83,685)	(84,134)
Net amount recognized	$ (85,703)	$ (86,178)
Amounts recognized in accumulated other comprehensive income (loss):		
Unrecognized net actuarial loss (net of tax: 2010 - $(50,452); 2009 - $(53,165))	$ (76,258)	$ (80,432)
Unrecognized prior service cost (net of tax: 2010 - $(404); 2009 - $(572))	(622)	(880)
Net amount recognized	$ (76,880)	$ (81,312)
Funded status of pension plans and SERP (supplemental):		
Funded status of qualified defined benefit plans and SERP	$ (85,703)	$ (86,178)
Nonqualified trust assets (cash surrender value of life insurance) recorded in other assets and intended to satisfy the projected benefit obligation of unfunded SERP	34,549	33,731
Net funded status of pension plans and SERP (supplemental)	$ (51,154)	$ (52,447)

The accumulated benefit obligations for all defined benefit pension plans and the SERP were $218,949 at January 1, 2011 and $202,428 at January 2, 2010.

The following is a summary of net pension and SERP expense recognized by the Company:

	2010	2009	2008
Service cost pertaining to benefits earned during the year	**$ (5,729)**	$ (4,543)	$ (4,859)
Interest cost on projected benefit obligations	**(12,719)**	(12,233)	(11,413)
Expected return on pension assets	**12,467**	10,911	13,914
Net amortization loss	**(10,305)**	(9,275)	(3,967)
Curtailment (gain)	**-**	(612)	-
Special termination benefit charge	**-**	(139)	-
Net pension expense	**$ (16,286)**	$ (15,891)	$ (6,325)

The prior service cost and actuarial loss included in accumulated other comprehensive income (loss) and expected to be recognized in net periodic pension expense during 2011 is $145 ($94, net of tax) and $11,931 ($7,755, net of tax), respectively. Expense for qualified defined benefit pension plans was $11,903 in 2010, $12,871 in 2009 and $3,601 in 2008.

	2010	2009
Weighted-average assumptions used to determine benefit obligations at fiscal year end:		
Discount rate	**5.94%**	6.17%
Rate of compensation increase	**3.25%**	3.25%
Weighted average assumptions used to determine net periodic benefit cost for the years ended:		
Discount rate	**6.17%**	7.25%
Expected long-term rate of return on plan assets	**8.50%**	8.50%
Rate of compensation increase	**3.25%**	3.50%

Unrecognized net actuarial losses exceeding certain corridors are amortized over a five-year period, unless the minimum amortization method based on average remaining service periods produces a higher amortization. The Company utilizes a bond matching calculation to determine the discount rate. A hypothetical bond portfolio is created based on a presumed purchase of bonds with maturities that match the plan's expected future cash outflows. The discount rate is the resulting yield of the hypothetical bond portfolio. The discount rate is used in the calculation of the year end pension liability and pension expense for the subsequent year.

The long-term rate of return is based on overall market expectations for a balanced portfolio with an asset mix similar to the Company's, utilizing historic returns for broad market and fixed income indices.

	2010		2009	
	$	%	$	%
Weighted average asset allocations at fiscal year end by asset category are as follows:				
Equity securities	**102,144**	**70.7%**	85,026	67.8%
Fixed income investments	**37,038**	**25.7%**	36,302	29.0%
Cash and money market investments	**5,229**	**3.6%**	4,164	3.2%
Fair value of plan assets	**144,411**	**100.0%**	125,492	100.0%

The Company's investment policy for plan assets uses a blended approach of U.S. and foreign equities combined with U.S. fixed income investments. Policy guidelines indicate that total equities should not exceed 80% and fixed income securities should not exceed 50%. Within the equity and fixed income classifications, the investments are diversified.

In accordance with ASC 820, these assets fall within Level 1 of the fair value hierarchy. Fair value is determined using quoted prices (unadjusted) in active markets for identical assets.

The Company expects to contribute $31,800 to its qualified defined benefit pension plans and $1,962 to the SERP in 2011.

Expected benefit payments for the five years subsequent to 2010 and the sum of the five years following those are as follows:

	2011	2012	2013	2014	2015	2016-2020
Expected benefit payments	$ 11,512	$ 11,635	$ 12,046	$ 13,279	$ 13,564	$ 74,365

7. INCOME TAXES

The geographic components of earnings before income taxes are as follows:

	2010	2009	2008
United States	**$ 86,817**	$ 51,167	$ 82,604
Foreign	**56,409**	34,525	57,980
	$ 143,226	$ 85,692	$ 140,584

The provisions for income taxes consist of the following:

	2010	2009	2008
Current expense:			
Federal	**$ 27,218**	$ 11,492	$ 26,053
State	**1,866**	1,596	483
Foreign	**12,419**	18,537	18,270
Deferred credit	**(2,747)**	(7,845)	(43)
	$ 38,756	$ 23,780	$ 44,763

A reconciliation of the Company's total income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to earnings before income taxes is as follows:

	2010	2009	2008
Income taxes at U.S. statutory rate	**$ 50,129**	$ 29,992	$ 49,204
State income taxes, net of federal income tax	**557**	324	375
Nontaxable earnings of foreign affiliates	**(4,586)**	(2,981)	(1,555)
Research and development credits	**(600)**	(700)	(875)
Foreign earnings taxed at rates different from the U.S. statutory rate	**(9,226)**	(8,444)	(3,352)
Adjustments for uncertain tax positions	**2,142**	4,908	244
Other	**340**	681	722
	$ 38,756	$ 23,780	$ 44,763

Significant components of the Company's deferred income tax assets and liabilities as of the end of fiscal years 2010 and 2009 are as follows:

	2010	2009
Deferred income tax assets:		
Accounts receivable and inventory valuation allowances	$ 5,415	$ 5,210
Deferred compensation accruals	2,073	2,466
Accrued pension expense	29,644	30,276
Stock-based compensation	9,963	4,950
Net operating loss and foreign tax credit carryforward	1,397	1,026
Other amounts not deductible until paid	10,448	10,604
Total gross deferred income tax assets	58,940	54,532
Less valuation allowance	(1,397)	(1,026)
Net deferred income tax assets	57,543	53,506
Deferred income tax liabilities:		
Tax depreciation in excess of book depreciation	(4,347)	(4,107)
Prepaid pension expense	-	(994)
Other	(2,369)	(836)
Total deferred income tax liabilities	(6,716)	(5,937)
Net deferred income tax assets	$ 50,827	$ 47,569

The valuation allowance for deferred tax assets as of January 1, 2011 and January 2, 2010, was $1,397 and $1,026, respectively. The net change in the total valuation allowance for each of the years ended January 1, 2011, and January 2, 2010, was $371 and $380, respectively. The valuation allowance was related to foreign net operating loss carryforwards and foreign tax credit carryforwards that, in the judgment of management, are not more likely than not to be realized. The ultimate realization of the carryforwards depends on the generation of future taxable income in the foreign tax jurisdictions.

At January 1, 2011, the Company had foreign net operating loss carryforwards of $2,432 and foreign tax credit carryforwards of $545, which are available for an unlimited carryforward period to offset future foreign taxable income.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

	2010	2009
Beginning balance	$ 8,396	$ 3,171
Increases related to current year tax positions	2,645	5,225
Decrease due to lapse of statute	(300)	-
Ending balance	$ 10,741	$ 8,396

The portion of the unrecognized tax benefits that, if recognized currently would reduce the annual effective tax rate was $9,731 as of January 1, 2011, $7,588 as of January 2, 2010 and $2,646 as of January 3, 2009. The Company recognizes interest and penalties related to unrecognized tax benefits through interest expense and income tax expense, respectively. Interest accrued related to unrecognized tax benefits was $770 as of January 1, 2011 and $681 as of January 2, 2010.

The Company is subject to periodic audits by domestic and foreign tax authorities. Currently, the Company is undergoing routine periodic audits in both domestic and foreign tax jurisdictions. It is reasonably possible that the amounts of unrecognized tax benefits could change in the next 12 months as a result of the audits; however, any payment of tax is not expected to be significant to the consolidated financial statements.

For the majority of tax jurisdictions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2006.

No provision has been made for U.S. federal and state income taxes or foreign taxes that may result from future remittances of the remaining undistributed earnings of foreign subsidiaries of $199,767 at January 1, 2011, as the Company expects such earnings will remain invested overseas indefinitely. At January 2, 2010, undistributed foreign earnings were $163,664.

8. LITIGATION AND CONTINGENCIES

The Company is involved in various environmental claims and other legal actions arising in the normal course of business. The environmental claims include sites where the U.S. Environmental Protection Agency has notified the Company that it is a potentially responsible party with respect to environmental remediation. These remediation claims are subject to ongoing environmental impact studies, assessment of remediation alternatives, allocation of costs between responsible parties and concurrence by regulatory authorities and have not yet advanced to a stage where the Company's liability is fixed. However, after taking into consideration legal counsel's evaluation of all actions and claims against the Company, management is currently of the opinion that their outcome will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

The Company is involved in routine litigation incidental to its business and is a party to legal actions and claims, including, but not limited to, those related to employment and intellectual property. Some of the legal proceedings include claims for compensatory as well as punitive damages. While the final outcome of these matters cannot be predicted with certainty, considering, among other things, the meritorious legal defenses available and liabilities that have been recorded along with applicable insurance, it is currently the opinion of the Company's management that these items will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company has future minimum royalty and advertising obligations due under the terms of certain licenses held by the Company. These minimum future obligations are as follows:

	2011	2012	2013	2014	2015
Minimum royalties	1,693	880	898	916	934
Minimum advertising	1,941	1,999	2,059	2,121	2,184

Minimum royalties are based on both fixed obligations and assumptions regarding the consumer price index. Royalty obligations in excess of minimum requirements are based upon future sales levels. In accordance with these agreements, the Company incurred royalty expense of $3,028, $2,861 and $3,198 for 2010, 2009 and 2008, respectively.

The terms of certain license agreements also require the Company to make advertising expenditures based on the level of sales. In accordance with these agreements, the Company incurred advertising expense of $2,998, $2,682 and $3,018 for 2010, 2009 and 2008, respectively.

The Company had commercial letters of credit outstanding of $95 and $450 at January 1, 2011 and January 2, 2010, respectively.

9. BUSINESS SEGMENTS

The Company has one reportable segment that is engaged in designing, manufacturing, sourcing, marketing, licensing, and distributing to the retail sector branded footwear, apparel and accessories. Revenue earned from the operations of this segment is derived from the sale of branded footwear, apparel and accessories to external customers and royalty income from the licensing of the Company's trademarks and brand names to third-party licensees and distributors. The operating segments aggregated into the branded footwear, apparel and licensing segment all manufacture, source, market and distribute products in a similar manner.

The other business units in the following tables consist of the Company's retail, leather and pigskin procurement operations. These other operations do not collectively form a reportable segment because their respective operations are dissimilar and they do not meet the applicable quantitative requirements. At January 1, 2011, the Company operated 81 retail stores in North America and 7 retail stores in the United Kingdom that sell Company-branded products, as well as footwear, apparel and accessories products under brands that are owned by unaffiliated companies. The Company also has 38 consumer-direct internet sites that sell Company-branded products. The other business units distribute products through retail and wholesale channels.

The Company measures segment profits as earnings before income taxes. The accounting policies used to determine profitability and total assets of the branded footwear, apparel and licensing segment and other business units are the same as disclosed in Note 1.

Business segment information is as follows:

	2010			
	Branded Footwear, Apparel and Licensing	**Other Businesses**	**Corporate**	**Consolidated**
Revenue	**$ 1,117,644**	**$ 130,873**	**$ -**	**$ 1,248,517**
Intersegment revenue	**44,721**	**2,789**	**-**	**47,510**
Interest (income) expense – net	**-**	**-**	**387**	**387**
Depreciation expense	**6,067**	**3,373**	**5,069**	**14,509**
Earnings (loss) before income taxes	**174,563**	**12,987**	**(44,324)**	**143,226**
Total assets	**599,354**	**41,980**	**141,490**	**782,824**
Additions to property, plant and equipment	**8,282**	**4,329**	**3,759**	**16,370**

	2009			
	Branded Footwear, Apparel, and Licensing	Other Businesses	Corporate	Consolidated
Revenue	$ 991,168	$ 109,888	$ -	$ 1,101,056
Intersegment revenue	55,983	3,019	-	59,002
Interest (income) expense – net	-	-	111	111
Depreciation expense	6,501	3,035	6,396	15,932
Earnings (loss) before income taxes	116,568	(8,092)	(22,784)	85,692
Total assets	499,091	34,036	174,806	707,933
Additions to property, plant and equipment	3,240	3,712	4,718	11,670

	2008			
	Branded Footwear, Apparel, and Licensing	Other Businesses	Corporate	Consolidated
Revenue	$ 1,106,081	$ 114,487	$ -	$ 1,220,568
Intersegment revenue	47,386	3,542	-	50,928
Interest (income) expense – net	-	-	1,093	1,093
Depreciation expense	6,823	3,768	7,869	18,460
Earnings (loss) before income taxes	158,615	3,294	(21,325)	140,584
Total assets	483,041	57,049	124,690	664,780
Additions to property, plant and equipment	11,443	4,654	8,029	24,126

Geographic information, based on shipping destination, related to revenue from external customers included in the consolidated statements of operations is as follows:

	2010	2009	2008
United States	$ 768,594	$ 690,269	$ 729,826
Foreign countries:			
Europe	218,542	198,487	243,701
Canada	103,374	89,409	90,789
Other	158,007	122,891	156,252
Total from foreign countries	479,923	410,787	490,742
	$ 1,248,517	$ 1,101,056	$ 1,220,568

The Company's long-lived assets (primarily property, plant and equipment) are as follows:

	2010	2009
United States	$ 69,545	$ 68,883
Foreign countries	7,774	8,815
	$ 77,319	$ 77,698

The Company does not believe that it is dependent upon any single customer because no customer accounts for more than 10% of consolidated revenue.

The Company sources approximately 94% (based on pairs) of its footwear products from unrelated suppliers located primarily in the Asia-Pacific region. The remainder is produced in Company-owned manufacturing facilities in the United States and the Dominican Republic. All apparel and accessories are sourced from unrelated suppliers. While changes in suppliers could cause delays in manufacturing and a possible loss of sales, management believes that other suppliers could provide similar products on comparable terms.

Revenue derived from the branded footwear, apparel and licensing segment accounted for approximately 90% of revenue in 2010, 90% in 2009 and 91% in 2008. No other product groups account for more than 10% of consolidated revenue.

10. RESTRUCTURING AND OTHER TRANSITION COSTS

On January 7, 2009, the Board of Directors of the Company approved a strategic restructuring plan designed to create significant operating efficiencies, improve the Company's supply chain and create a stronger global platform. On October 7, 2009, the Company announced an expansion of its restructuring plan to include the consolidation of two domestic manufacturing facilities into one and to finalize realignment in certain of the Company's product creation organizations. The strategic restructuring plan and all actions under the plan, except for certain cash payments, were completed as of June 19, 2010. The Company incurred restructuring and other transition costs of $4,234 ($3,087 on an after-tax basis) and $35,596 ($25,700 on an after-tax basis), or $0.06 and $0.53 per diluted share, for the years ended January 1, 2011 and January 2, 2010, respectively. There were no restructuring and other transition costs recognized for the year ended January 3, 2009.

Restructuring

Prior to completion of the restructuring plan, the Company incurred restructuring charges of $2,239 ($1,632 on an after-tax basis) and $29,083 ($20,998 on an after-tax basis) for the years ended January 1, 2011 and January 2, 2010, respectively.

The following is a summary of the activity with respect to a reserve established by the Company in connection with the restructuring plan, by category of costs:

	Severance and employee related	Non-cash charges related to property and equipment	Facility exit costs	Other related restructuring	Total
Balance at January 3, 2009	$ —	$ —	$ —	$ —	$ —
Charges incurred	15,391	7,964	2,473	3,255	29,083
Amounts paid or utilized	(11,525)	(7,964)	(988)	(2,680)	(23,157)
Balance at January 2, 2010	$ 3,866	$ —	$ 1,485	$ 575	$ 5,926
Charges incurred	**571**	**715**	**803**	**150**	**2,239**
Amounts paid or utilized	**(4,150)**	**(715)**	**(1,397)**	**(589)**	**(6,851)**
Balance at January 1, 2011	**$ 287**	**$ —**	**$ 891**	**$ 136**	**$ 1,314**

Other Transition Costs

Incremental costs incurred related to the restructuring plan that do not qualify as restructuring costs under the provisions of FASB ASC Topic 420, *Exit or Disposal Cost Obligations*, have been included in the Company's consolidated condensed statements of operations on the line items titled "Restructuring and other transition costs". These primarily include costs related to closure of facilities, new employee training and transition to outsourced services. All costs included in this caption were solely related to the transition and implementation of the restructuring plan and do not include ongoing business operating costs. Other transition costs for the years ended January 1, 2011, and January 2, 2010, were, $1,995 ($1,454 on an after-tax basis) and $6,513 ($4,702 on an after-tax basis), respectively.

11. BUSINESS ACQUISITIONS

The Company accounted for the following acquisitions under the provisions of FASB ASC Topic 805, *Business Combinations*.

On January 8, 2009, the Company announced the acquisition of the *Cushe®* footwear brand. The purchase price consisted of $1,550 cash, a $1,550 note payable over three years and contingent consideration of $881. The Company acquired assets valued at $287, consisting primarily of property, plant and equipment, inventory, and assumed operating liabilities valued at $304, resulting in goodwill and intangibles of $3,998 at January 2, 2010. Amounts relating to the acquisition are subject to changes in foreign currency exchange rates.

On January 22, 2009, the Company acquired the *Chaco®* footwear brand and certain assets valued at $3,912, consisting primarily of accounts receivable and inventory, for cash of $6,910 and assumed operating liabilities valued at $4,662. The purchase resulted in goodwill and intangibles recorded of $7,660.

Using the purchase method of accounting, the purchase price in each of these acquisitions is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the effective date of the acquisition. The excess purchase price over the assets and liabilities is recorded as goodwill. The purchase price allocation for each acquisition was finalized during the third quarter of 2009 and a final determination of all purchase accounting adjustments was made upon finalization of asset valuations and acquisition costs. Pro forma results of operations have not been presented because the effects of these acquisitions, individually and in the aggregate, were not material to the Company's consolidated results of operations. Both of the brands have been consolidated into the Company's results of operations since their respective acquisition dates.

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The Company reports its quarterly results of operations on the basis of 12-week periods for each of the first three quarters and a 16- or 17-week period for the fourth quarter. The fourth quarters of 2010 and 2009 consist of 16 weeks. The aggregate quarterly earnings per share amounts disclosed in the table below may not equal the annual per share amounts due to rounding and the fact that results for each quarter are calculated independently of the annual period.

The Company's unaudited quarterly results of operations are as follows:

	2010			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Revenue	**$ 284,897**	**$ 258,199**	**$ 320,396**	**$ 385,025**
Gross profit	**117,589**	**103,681**	**128,571**	**142,733**
Net earnings	**27,459**	**17,222**	**34,143**	**25,646**
Net earnings per share:				
Basic	**$ 0.55**	**$ 0.35**	**$ 0.71**	**$ 0.54**
Diluted	**0.54**	**0.35**	**0.70**	**0.52**

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 255,324	$ 246,438	$ 286,764	$ 312,530
Gross profit	102,943	92,041	113,965	122,773
Net earnings	10,495	7,885	26,794	16,738
Net earnings per share:				
Basic	$ 0.21	$ 0.16	$ 0.54	$ 0.34
Diluted	0.21	0.16	0.54	0.33

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wolverine World Wide, Inc.

We have audited the accompanying consolidated balance sheets of Wolverine World Wide, Inc. and subsidiaries as of January 1, 2011 and January 2, 2010, and the related consolidated statements of stockholders' equity and comprehensive income, operations, and cash flows for each of the three fiscal years in the period ended January 1, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wolverine World Wide, Inc. and subsidiaries at January 1, 2011 and January 2, 2010, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Wolverine World Wide, Inc.'s internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
March 2, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wolverine World Wide, Inc.

We have audited Wolverine World Wide, Inc.'s internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wolverine World Wide, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Wolverine World Wide, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wolverine World Wide, Inc. and subsidiaries as of January 1, 2011 and January 2, 2010, and the related consolidated statements of stockholders' equity and comprehensive income, operations, and cash flows for each of the three fiscal years in the period ended January 1, 2011 of Wolverine World Wide, Inc. and our report dated March 2, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
March 2, 2011

APPENDIX B

Schedule II - Valuation and Qualifying Accounts

Wolverine World Wide, Inc. and Subsidiaries

Column A	Column B	Column C		Column D	Column E
		Additions			
		(1)	(2)		
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts (Describe)	Deductions (Describe)	Balance at End of Period
Fiscal year ended January 1, 2011					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 8,137,000	$ 3,846,000		$ 6,229,000 (A)	$ 5,754,000
Allowance for sales returns	4,649,000	29,606,000		29,781,000 (B)	4,474,000
Allowance for cash discounts	1,160,000	10,568,000		10,543,000 (C)	1,185,000
Inventory valuation allowances	6,350,000	8,276,000		6,007,000 (D)	8,619,000
	$ 20,296,000	$ 52,296,000		$ 52,560,000	$ 20,032,000
Fiscal year ended January 2, 2010					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 8,383,000	$ 1,733,000		$ 1,979,000 (A)	$ 8,137,000
Allowance for sales returns	5,311,000	28,386,000		29,048,000 (B)	4,649,000
Allowance for cash discounts	1,467,000	11,717,000		12,024,000 (C)	1,160,000
Inventory valuation allowances	8,912,000	6,419,000		8,981,000 (D)	6,350,000
	$ 24,073,000	$ 48,255,000		$ 52,032,000	$ 20,296,000
Fiscal year ended January 3, 2009					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 6,866,000	$ 2,266,000		$ 749,000 (A)	$ 8,383,000
Allowance for sales returns	5,269,000	31,994,000		31,952,000 (B)	5,311,000
Allowance for cash discounts	1,508,000	14,602,000		14,643,000 (C)	1,467,000
Inventory valuation allowances	14,902,000	9,806,000		15,796,000 (D)	8,912,000
	$ 28,545,000	$ 58,668,000		$ 63,140,000	$ 24,073,000

(A) Accounts charged off, net of recoveries.
(B) Actual customer returns.
(C) Discounts given to customers.
(D) Adjustment upon disposal of related inventories.

WOLVERINE WORLD WIDE, INC.

9341 Courtland Drive, N.E.
Rockford, Michigan 49351
616.866.5500
www.wolverineworldwide.com